UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
The Renewable Snowmaking Company

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
July 31, 2017

Physical address of issuer
305 Commercial Street, Portland, ME 04101

Website of issuer
www.ReNewSnow.Ski

Name of intermediary through which the Offering will be conducted
InfraShares, Inc.

CIK number of intermediary
0001686389

SEC file number of intermediary
007-00107

CRD number, if applicable, of intermediary
288408

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
2.5% of the amount raised in the Offering and $500.00

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
Securities in an amount equal to 1% of the total number of Securities sold in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
North Capital Private Securities

Type of security offered
Shares of Common Stock

Target number of Securities to be offered
60,000

Price (or method for determining price)
$10.00

Target offering amount
$600,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: on a First-come, first-served basis

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
September 1, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end (2020)	**Prior fiscal year-end (2019)**
Total Assets	$28,334.25	$34,832.34
Cash & Cash Equivalents	$28,334.25	$34,832.34
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$6,498.00	-$7,813.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

December 3, 2021

FORM C

Up to $1,070,000

The Renewable Snowmaking Company



Say NO! To Fossil Fueled Snow

Shares of Common Stock

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by The Renewable Snowmaking Company, a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Shares of Common Stock of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $600,000.00 and up to $1,070,000 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $500.00 per Investor (which may be waived by the Company in its sole and absolute discretion). The offer made hereby is subject to modification prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*." In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through InfraShares Inc. (the "Intermediary"). The Intermediary will be entitled to receive upon successful completion of the Offering a non-refundable, one-time success fee equal to 2.5% of the gross proceeds of the Offering plus a flat fee of $500, as well as a security-compensation equal to 1% of the total number of Securities sold in the Offering.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$500.00	$12.50	$487.50
Aggregate Minimum Offering Amount	$600,000.00	$15,500.00	$584,500.00
Aggregate Maximum Offering Amount	$1,070,000.00	$27,250.00	$1,042,750.00

(1)   This excludes fees to the Company's advisors, such as attorneys and accountants.
(2)   The Intermediary will receive upon successful completion of the Offering a non-refundable, one-time success fee equal to 2.5% of the gross proceeds of the Offering plus a flat fee of $500 as well as a security-compensation equal to 1% of the total number of securities sold in the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.ReNewSnow.Ski no later than 120 days after the end of the Company's fiscal year and the Co-Issuer's fiscal year. Either of the Company and the Co-Issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is December 3, 2021.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN

FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

NORTH CAPITAL SECURITIES, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS,

OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.ReNewSnow.Ski

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

The Renewable Snowmaking Company (the "Company") is a Delaware corporation, formed on July 31, 2017. The Company was formerly known as Precise Ski, Inc. The Company is currently also conducting business under the name of ReNewSnow.

The Company is located at 305 Commercial Street, Portland, ME 04101.

The Company's website is www.ReNewSnow.Ski.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

We plan to provide ski-areas access to high-elevation water to be used in snowmaking operations by leasing or licensing our patented SnowPod water gathering and distribution system. The lease and license payments will be pegged to the amount of water used by the ski-area. Our technology allows operators to source water from high-elevation springs and streams, thereby eliminating the cost of pumping the water across several miles and thousands of feet up the mountain from legacy sources. Our system is designed to be fully automated, meet local permitting and regulatory requirements, and to be seamlessly integrated into the ski-areas existing snowmaking operation. Ski-areas will have no upfront cost, immediately cut snowmaking expenses by 30%, and virtually eliminate the carbon footprint caused by the use of fossil-fueled electricity to power their legacy pumping equipment.

The Offering

Minimum amount of Shares of Common Stock being offered	60,000
Total Shares of Common Stock outstanding after Offering (if Minimum Amount reached)	804,099 [(1)]
Maximum Amount of Shares of Common Stock	107,000
Total Shares of Common Stock outstanding after Offering (if Maximum Amount reached)	851,099 [(2)]
Purchase price per Security	$10.00
Minimum investment amount per investor	$500.00
Offering deadline	September 1, 2022
Use of proceeds	See the description of the use of proceeds on page 35 hereof.
Voting Rights	One vote per share. See the description of the voting rights on page 44 hereof.
Bonus Shares	Investors are eligible to receive bonus Shares of Common Stock as follows ("Bonus Shares"): a. Investors committing $1,000 or more will receive an additional 10% Shares of Common Stock as a bonus. b. Investors committing $2,500 or more will receive an additional 15% Shares of Common Stock as a bonus. c. Investors committing $5,000 or more will receive an additional 20% Shares of Common Stock as a bonus. d. Investors committing $10,000 or more will receive an additional 25% Shares of Common Stock as a bonus.

[(1)] On a fully diluted basis (assuming all options are exercised), the total number of Shares of Common Stock outstanding would be 1,060,005. If the maximum number of Bonus Shares are issued and the Minimum Amount is reached, the total number of Shares of Common Stock outstanding on a fully diluted basis would be 1075,005.

⁽²⁾ On a fully diluted basis (assuming all options are exercised), the total number of Shares of Common Stock outstanding would be 1,107,005. If the maximum number of Bonus Shares are issued and the Maximum Amount is reached, the total number of shares outstanding on a fully diluted basis would be 1,133,755.

RISK FACTORS

Risks Related to the Company's Business and Industry

No market for the high-elevation water gathering and distribution system currently exists. Although we have identified what we believe to be a need in the market for our SnowPod system there can be no assurance that demand or a market will develop or that we will be able to create a viable business. Our future financial performance will depend, at least in part, upon the introduction and market acceptance of our high elevation water gathering and distribution system. Potential customers may be unwilling to accept, utilize or recommend our system and related services. If we are unable to commercialize and market our SnowPod system when planned, we may not achieve market acceptance or generate revenue.

To date, we have not generated revenue, and we do not foresee generating any revenue in the near future.
We are a startup company. Our current plan is to initially focus on developing, building, permitting, and installing our first SnowPod system, rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised, in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately December 2023, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our commercial operations, development activities, and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of the SnowPod water gathering and distribution system, of which the prototype is being developed;

* Ski-area acceptance of our proposed price for high-elevation water;

* The pace ski-areas purchase high-elevation water from us;

* The cost of regulatory compliance, and its impact on the cost and utilization of our system;

* The cost of expanding our operations;

* The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;

* The rate of progress and cost of development activities;

* The need to respond to technological changes and increased competition;

* The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

* The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;

* Sales and marketing efforts to bring these new product candidates to market;

* The cost of building an effective field engineering organization, including a network of contractors;

* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and

* Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we utilize debt or raise additional funds by issuing debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or products, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. These circumstances would have a material adverse effect on our financial condition.

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Delaware on July 31, 2017. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of a customer base. We can offer no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

Our management team has limited experience in the commercial snowmaking industry and has not managed a business with similar risks and challenges specific to our business. Members of our management team may make decisions detrimental to our business and/or be unable to successfully manage our operations. The ineffective management of our business would have a negative effect on our financial results.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face strong competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our SnowPod system. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us. These circumstances would have a material adverse effect on our financial condition.

We face competition from our customer's existing water gathering and distribution system, and in the future, we may face competition from new entrants. Most ski-areas have invested in mechanisms to source water for snowmaking, usually from lakes or rives over several miles and vertically up the mountain. Our SnowPod system is designed to replace this with water gathered from high-elevation springs and streams. By displacing the need to pump the water up hill, our system will lower operating costs and reduce the ski-area's carbon footprint. Despite these savings, ski-areas may chose not to use our system for other reasons which we cannot anticipate.

In addition, once the market for high-elevation water is proven, competition may arise from large companies, such as manufactures of snowmaking equipment. Many of these potential competitors have significantly greater financial, technical and human resources capabilities than we have, and superior expertise in research, development, and marketing. For these reasons, they may be better equipped than us to develop and commercialize a high-elevation water gathering and distribution system. These potential competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies.

Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position.

These circumstances could have a material adverse effect on our financial condition.

We rely on other companies to provide major components, and to install our SnowPod system in ski-areas.

We will likely depend on suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if our suppliers do not provide components, which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in locations where we rely on only one or two subcontractors to service a SnowPod installation. These circumstances could have a material adverse effect on our financial condition.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving our products and services, and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information, and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disruption of the services we provide to customers, and damage to our reputation. These circumstances could have a material adverse effect on our financial condition.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Network data corruption might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. We rely on the data we collect to meet regulatory reporting requirements. It this data becomes unavailable, we could fall out of compliance and may face penalties or other enforcement action.

In addition, our future results could be adversely affected by the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

We are subject to the risk of environmental liability and limitations on our operations due to environmental laws and regulations.

We are subject to extensive federal, state, local and foreign environmental, health and safety laws and regulations concerning matters governing water extraction. The costs and liabilities related to compliance with these laws and regulations are an inherent part of our business. Compliance with environmental, health and safety legislation and regulatory requirements, including limitations on how much water can be extracted form high-elevation springs and streams, may prove to be more limiting and costly than we anticipate. We may also be subject to legal proceedings brought by private parties or governmental authorities with respect to environmental matters, including matters involving alleged property damage or personal injury. These circumstances could have a material adverse effect on our financial condition.

We may be adversely impacted by terrorist attacks.

Terrorist attacks and threatened attacks have, from time to time, materially adversely affected the demand for leisure travel and have resulted in increased safety and security costs for impacted sectors such as air travel. While we are not aware any material impact on the ski-industry arising from such attacks in the past, we can provide no assurance that future terrorist attacks or threats may not disrupt the ski-industry in the future.

Future terrorist attacks, even if not made directly on a ski-area, or the fear of such attacks or other hostilities, could have significant negative impact on attendance at ski-areas, which in turn would affect the need for making artificial snow. Such terrorist-sponsored attacks, both foreign and domestic, could also have the potential to interfere with our business by disrupting supply chains and impacting our ability to install new SnowPod systems, or repairing existing ones.

Climate Change, Climate Change Regulations and Greenhouse Gas Effects May Adversely Impact our Operations.

There is growing concern from members of the scientific community and the general public that an increase in global average temperatures due to emissions of greenhouse gases (GHG) and other human activities, such as deforestation, have or will cause significant changes in weather patterns and increase the frequency and severity of natural disasters. Climate change, including the impact of global warming, creates physical and regulatory risks.

Physical risks may include changes in weather conditions, shortening of the ski-season, reduction in natural snow fall, or reduction in the number of days in which temperatures are cold enough to make artificial snow. Our primary business is to supply ski-areas with high-elevation water to make artificial snow. If climate change leads to shortening of the ski-season, closure of ski-areas, or curtailment in the number of days in which artificial snow can be made, our operations, financial condition, and liquidity would be materially and adversely impacted. Conversely, if climate change leads to increases in the number of severe winter storms, bringing high levels of natural snow, the need for making artificial snow would be reduced, and our financial results would be materially and adversely impacted.

Due to the uncertainty in the regulatory and legislative processes, as well as the scope of such requirements and initiatives, we cannot currently determine the effect such legislation and regulation may have on our operations.

Our success depends on the experience and skill of the board of directors, our executive officers, and key employees.

We are dependent on Dr. Peter Stein who has been our President since July 2017, and on Dr. Vittorio Pareto who has been a director since July 2017 and CEO since January 31, 2021.

Dr. Stein and Dr. Pareto are beneficial owners of 34% and 32% of the Company, on a fully diluted basis.

Peter Stein is President of Scientific Solutions, inc. (SSI), an engineering research and development company based in Portland, Maine. We have contracted with SSI to develop, permit, build, install, and assist in operating a SnowPod high-elevation water gathering and distribution system at Saddleback ski-area in Maine, or similar ski-area. Once this system is in place, we expect to retain SSI to provide us with engineering services under a continuing services agreement. However, we can offer no assurance that such an agreement will remain in effect for any particular period of time or that they can provide the necessary services on a satisfactory basis.

Similarly, we can offer no assurance that Dr. Pareto will continue to be employed by the Company for a particular period of time.

The loss of Peter Stein and Vittorio Pareto, or any member of the board of directors or executive officer, could harm our business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including patents and trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations.

We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement.

Although we are dependent on certain key personnel, we do not have any key person life insurance policies on any such people.

We are dependent on Peter Stein and Vittorio Pareto in order to conduct our operations and execute our business plan, however, we have not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Peter Stein or Vittorio Pareto were to die, or become disabled, we would not receive any compensation to assist with their absence. Their loss could negatively affect our operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding our capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates will be reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We have engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt our operations and could have a material adverse impact on us.
The recent pandemic has had a material adverse impact on the travel and leisure industry in general, and on the skiing industry in particular. Many governments ordered ski-areas across the world to close, imposed restrictions on travel, and curtailed activities in which people gathered in groups. In cases where outright government bans were not imposed, many people voluntarily curtailed their own activities, leading to drops in travel by air, train, or bus of over 90%. We can offer no assurance that our performance will not be materially impacted by a virus or other pathogens in the future.

The outbreak of pandemics and epidemics could materially and adversely affect our business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, our business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in our supply chain processes, restrictions on the export or shipment of products necessary to run our business, business closures in impacted areas, and restrictions on our employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact our business.

If our employees or employees of any of our vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, our operations could be subject to disruption. The extent to which a pandemic affects our results will depend on future developments that are highly uncertain and which we cannot predict.

We may be unable to secure financing for our SnowPod installations.
We expect to install SnowPod systems in ski-areas at our own expense. Our ability to finance these activities depend on our capitalization, working capital, past performance, management expertise, reputation and certain external factors, including the overall capacity of the surety market. If we are unable to renew or obtain a sufficient level of bonding capacity in the future, we may be precluded from being able to bid for certain projects or successfully contract with certain customers. In addition, even if we are able to successfully renew or obtain performance or payment bonds, we may be required to post letters of credit in connection with such bonds, which could negatively affect our liquidity and results of operations.

It is standard for sureties to issue or continue bonds on a project-by-project basis, and they can decline to do so at any time or require the posting of additional collateral as a condition thereto. Events that adversely affect the insurance and bonding markets generally may result in bonding becoming more difficult, or costly, to obtain in the future. If we were to experience an interruption or reduction in the availability of our bonding capacity as a result of these or any other reasons, or if bonding costs were to increase, we may be unable to compete certain installations, which would materially and adversely affect our financial condition, results of operations or liquidity.

Our SnowPod systems may fail to provide water at the expected temperature and flow rates.
We provide our customers water sourced from high-elevation mountain springs and streams. Our SnowPod system is designed to comply with building codes, environmental, or other regulatory requirements, and contractual specifications. If our system does not satisfy these requirements and specifications, material claims may arise against us and our reputation could be damaged.

Our insurance coverage may be inadequate or unavailable to cover all losses or liabilities we may incur.
Operating hazards inherent in our business, some of which may be outside our control, can cause personal injury and loss of life, damage to or destruction of property, plant and equipment and environmental damage. We plan to maintain insurance coverage in amounts and against the risks we believe are consistent with industry practice, but this insurance may be inadequate or unavailable to cover all losses or liabilities we may incur in our operations. Our insurance policies will be subject to varying levels of deductibles. Liabilities subject to insurance are difficult to estimate due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the number of unreported incidents and the effectiveness of our safety programs. If we were to experience insurance claims or costs above our estimates, we may be required to use working capital to satisfy these claims. These circumstances could have a material adverse effect on our financial condition.

Our processes and procedures may be inadequate to protect our employees, or may not be followed.
If we fail to implement safety procedures or implement ineffective safety procedures, our employees could be injured, and we could be exposed to investigations and possible litigation. Unsafe work conditions can increase employee turnover, which increases project costs and therefore our overall operating costs. Our failure to maintain adequate safety standards through our safety programs could also result in reduced profitability or the loss of projects or clients,

and could have a material adverse impact on our financial position, results of operations, cash flows or liquidity.

The costs incurred and gross profit realized on our high-elevation water supply contracts can vary, sometimes substantially, from our original projections due to a variety of factors, including, but not limited to:
• on site conditions that differ from those assumed in the original bid or contract;

• failure to include required materials or work in a bid, or the failure to estimate properly the quantities or costs needed to complete a lump sum contract;

• contract or project modifications creating unanticipated costs not covered by change orders;

• failure by our suppliers, subcontractors, designers, engineers, joint venture partners or customers to perform their obligations;

• delays in quickly identifying and taking measures to address issues which arise during contract execution;

• changes in availability, proximity and costs of materials, including steel, concrete, aggregates and other construction materials, as well as fuel and lubricants for our equipment;

• claims or demands from third parties for alleged damages arising from the design, construction or use and operation of a project of which our work is part;

• difficulties in obtaining required governmental permits or approvals;

• availability and skill level of workers in the geographic location of a project;

• citations issued by any governmental authority, including the Occupational Safety and Health Administration;

• unexpected labor conditions or work stoppages;

• changes in applicable laws and regulations;

• delays caused by weather conditions;

• fraud, theft or other improper activities by our suppliers, subcontractors, designers, engineers, joint venture partners or customers or our own personnel; and

• mechanical problems with our machinery or equipment.

If construction costs are materially higher than we anticipate, our SnowPod systems may not achieve our expected return on investment.

Contracting with government agencies exposes us to additional risks.

Some ski-areas are owned and operated by state and local government. Contracting with government agencies would expose us to a variety of risks that differ from those associated with private sector contracts. Various statutes to which our operations are subject, including the Davis-Bacon Act (which regulates wages and benefits), the Walsh-Healy Act (which prescribes a minimum wage and regulates overtime and working conditions), Executive Order 11246 (which establishes equal employment opportunity and affirmative action requirements) and the Drug-Free Workplace Act, provide for mandatory suspension and/or debarment of contractors in certain circumstances involving statutory violations.

In addition, the Federal Acquisition Regulation and various state statutes provide for discretionary suspension and/or debarment in certain circumstances that might call into question a contractor's willingness or ability to act responsibly, including as a result of being convicted of, or being found civilly liable for, fraud or a criminal offense in connection with obtaining, attempting to obtain or performing a public contract or subcontract. The scope and duration of any suspension or debarment may vary depending upon the facts and the statutory or regulatory grounds for debarment and could have a material adverse effect on our financial position, results of operations, cash flows and liquidity.

Our use of subcontractors to build, install, and maintain our SnowPod systems could expose us to liability.
As part of our business, we are a party to contractual arrangements with other companies, such as SSI, which who work in partnership with us. We and our partners are expected to be jointly and severally liable for all liabilities and obligations arising from the installation of SnowPod high-elevation water gathering and distribution systems. If a partner fails to perform or is financially unable to bear its portion of required capital contributions or other obligations, including liabilities stemming from lawsuits, we could be required to make additional investments, provide additional services or pay more than our proportionate share of a liability to make up for our partner's shortfall. Furthermore, if we are unable to adequately address our partner's performance issues, the customer may terminate the project, which could result in legal liability to us, harm to our reputation and reduce our revenue from the project. The impact on our reputation could also impact our sales and marketing activities, which could impair our ability to achieve our financial plan.

As we grow and install SnowPod systems in multiple ski-areas, some of these customers may come to represent a significant portion of our revenues.
Due to the size and nature of our SnowPod systems, one or a few customers may, in the future, represent a substantial portion of our consolidated revenues and gross profits in any one year or over a period of several consecutive years. Similarly, one customer may comprise a significant percentage of our future backlog at any one point in time. The loss of business from any one of such customer could have a material adverse effect on our business or results of operations. Also, a default or delay in payment on a significant scale by a customer could materially adversely affect our liquidity, cash flows and financial condition.

Our employees and subcontractors may need to work in harsh winter weather conditions.
Our SnowPod systems are designed to operate remotely in locations that may be hard to reach during harsh winter conditions. If any our systems needs to be repaired during the ski-season, operators may need to travel though forested areas with high levels of snow accumulation, at

times when ambient temperatures are well below zero. These hazards can cause personal injury and loss of life.

We plan to conduct our maintenance and repair work through authorized contractors or ski-area personnel. These organizations are responsible for the safety of their employees, and, accordingly, must implement safety procedures. If they fail to implement these procedures or if the procedures they implement are ineffective, they may suffer the loss of or injury to our employees or others, as well as expose themselves and ourselves to possible litigation. Despite precautions, a serious accident may nonetheless occur.

Our contractors maintain general liability and excess liability insurance, workers' compensation insurance, auto insurance and other types of insurance, all in amounts consistent with our risk of loss and industry practice, but this insurance may not be adequate to cover all losses or liabilities that they may incur while working to support operations. Insurance liabilities are difficult to assess and quantify due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the number of incidents not reported and the effectiveness of the safety program of our contractors. If we were to experience claims above their estimates, we might be required to use our working capital to satisfy these claims rather than to maintain or expand our operations.

These circumstances could have a material adverse effect on our financial condition.

We could be held responsible for regulatory violations resulting from the operation of our SnowPod systems
Our operations are subject to various environmental laws and regulations relating to water extraction, endangered species preservation, and climate change. Violations of such laws and regulations could subject us to substantial fines and penalties. In addition, these laws and regulations have become, and enforcement practices and compliance standards are becoming, increasingly stringent. Moreover, we cannot predict the nature, scope or effect of legislation or regulatory requirements that could be imposed, or how existing or future laws or regulations will be administered or interpreted, with respect to activities to which they have not been previously applied, such as to high-elevation water gathering and distribution systems.

Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies, could require us to make substantial expenditures that we do not currently anticipate, or the acquisition or modification of permits applicable to our activities. Moreover, as owner and operator, we could be held responsible for regulatory violations resulting from the operation of our SnowPod systems. Any such costs and liabilities could be significant and could materially and adversely affect our business, operating results and financial condition.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.
We depend on various information systems to successfully manage our business, including managing orders, supplies, accounting controls, and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our

business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

We plan to rely on field contractors to install and service our SnowPod systems.
We do not currently have an established network of field contractors trained to install our SnowPod systems. Our success will depend, to a significant extent, on our ability to attract, contract, train and retain qualified field service contractors. If we fail to attract and retain field service contractors and other personnel to support our operations, our business and results of operations will be seriously harmed.

Our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.
After SnowPod systems are installed, ski-areas will depend on our technical support services, or their own personnel, to resolve any operational issues. If we do not succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, their ability to use our system would be adversely affected, and our reputation could be damaged. As a result, our failure to maintain high quality support services, or to adequately provide such services through ski-area personnel, could have a material adverse effect on our financial condition.

We may not be able to renew our contracts on favorable terms.
We believe our SnowPod system is the least expensive way to supply water to snow-making equipment, and that the electricity that is saved by not needing to pump water up hill will meaningfully lower the ski-area's carbon footprint. Also, our contracts are expected to run for several years and include provisions for early termination fees. However, our clients may seek price reductions from us when they renew a contract, when a contract is extended, or if a ski-area's need for artificial snow is reduced. They may also reduce the volume of water they take from our system if they increase their reliance on their legacy water delivery system. Failure to renew SnowPod system water delivery contracts on favorable terms could have an adverse effect on our business.

Our business and financial condition may be impacted by military actions, global terrorism, natural disasters and political unrest.
Military actions, global terrorism, natural disasters, and political unrest may adversely impact regional and global economic conditions and our customer's ability, capacity, and need to make artificial snow. As a result, significant disruptions caused by such events could materially and adversely affect our business and financial condition.

We rely on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to

protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

Risks Related to the Securities

The Shares of Common Stock will not be freely tradable until one year from the initial purchase date. Although the Shares of Common Stock may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Shares of Common Stock. Because the Shares of Common Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Shares of Common Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Shares of Common Stock may also adversely affect the price that you might be able to obtain for the Shares of Common Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 95.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters

requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the shares of stock will be subject to dilution.
Owners of Securities do not have preemptive rights. If the Company conducts subsequent Offerings of Securities or securities convertible into Securities, or issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

We plan to provide ski-areas access to high-elevation water to be used in snowmaking operations by leasing or licensing our patented SnowPod water gathering and distribution system. The lease and license payments will be pegged to the amount of water used by the ski-area. Our technology allows operators to source water from high-elevation springs and streams, thereby eliminating the cost of pumping the water across several miles and thousands of feet up the mountain from legacy sources. Our system is designed to be fully automated, meet local permitting and regulatory requirements, and to be seamlessly integrated into the ski-area's existing snowmaking operation. Ski-areas will have no upfront cost, immediately cut snowmaking expenses by 30%, and virtually eliminate the carbon footprint caused by the use of fossil-fueled electricity to power their legacy pumping equipment.

Business Plan

Alpine skiing is a large business, with annual revenues over $3.75 billion a year in the U.S. and snowmaking has become central to the successful operation of ski-areas.

The economics of ski-areas are heavily dependent on random fluctuations in winter weather conditions. Since most of the operating costs are fixed, the amount of snow, especially ahead of major holiday periods, has a disproportionate impact on profitability. In recent years, this problem has been exacerbated by the effects of climate change, which have introduced the potential for a trend line of shorter seasons, declining snow fall, and more frequent rain events.

Ski-areas have attempted to address these growing problems by making progressively larger investments in snowmaking equipment. Recent studies suggest climate change is driving rapid expansion of the snowmaking market.

Snowmaking can bring a measure of control over the fluctuations of the weather, which, in turn, can help improve revenue predictability. Artificial snow enables ski resorts to attract skiers with more consistent snow conditions and to extend the duration of the season. However, this strategy has significant costs. The process of making artificial snow is energy intensive and expensive. The cost of electricity for snowmaking alone can account for between one half to three quarters of the total electricity budget for resorts with extensive snowmaking capabilities. Moreover, in many cases, this electricity is made with fossil fuels, which has been shown to contribute to climate change. In this way, the process of making snow may be furthering the very problem snowmaking is intended to address.

The industry has attempted to reduce the energy required to make snow by improving the efficiency of the equipment. This has helped lower costs, but despite these improvements, for most resorts, snowmaking remains the largest source of electric power consumption.

Our analysis suggests that, for most ski-areas, pumping water uphill accounts for more than 80% of the energy required to make snow. While configurations vary, water is generally pumped from rivers and lakes significant horizontal distances and then uphill to the snow guns. The energy required to pump water is proportional to the increase in elevation, the pipe resistance, and the inlet pressure required by the snow gun. Designers of snowmaking systems size pumps to operate at maximum levels of efficiency, but in the end, the pumps still need to send the water thousands of feet uphill through a network of pipes, which is an energy-intensive process.

A typical ski-area in the U.S. spends $200,000 - $450,000 on electricity to pump water. When this energy is generated with fossil fuels, such as natural gas, it produces 1 to 2 thousand tons of carbon dioxide. The electricity consumed during snowmaking at a single mid-sized ski-area each season would be enough to power a town of 240,000-400,000 houses for 28 days. At a typical rate of 4,000 gallons per minute, the volume of water delivered is the equivalent of a full-sized tanker truck full of water driving up a mountain every 3 minutes.

The only way to eliminate pumping costs is to use a water source located above the snow gun. Most ski-areas have high-elevation springs and streams, but extracting this water has been difficult. Snowmaking requires large volumes of water and individual high-elevation mountain streams are not large enough to supply the necessary quantities. To obtain enough water, ski-areas would need to build a water collection and distribution system by gathering from several sources and routing the water to the snow-guns. But such a system would be difficult to operate in harsh winter conditions. High-elevation streams are often in hard-to-reach locations and the surrounding snow can make them inaccessible, or difficult to reach, in a timely manner.

The need for manual operation can be avoided by employing remote control valves, but many high-elevation streams are in locations with no access to external power. Batteries, which could be used to store the required energy to operate remote control equipment, may not last for an entire season. Also, extreme temperatures, common in most ski-areas, can damage sensitive electronics and water left inside the network will freeze, potentially rupturing pipes. In addition, groundwater extracted from underground water tables can emerge at temperatures well above freezing, and must be cooled before it can be used for snowmaking. And finally, water extraction is intensely regulated by federal and state agencies, requiring permits, monitoring, and regular reporting for every collection point.

These and other obstacles have prevented ski areas from sourcing their snowmaking water needs from high-elevation sources, and while the equipment has become more efficient, the water pumping methodology used to supply water has not changed in 50 years.

Our patented SnowPod technology addresses these problems and aims to make it simple for ski-areas to use high-elevation water. Ski-areas using our SnowPod system to supply their snowmaking equipment will save 30% compared to the cost of the electricity needed to pump an equivalent volume of water from their legacy source.

Additional benefits, which we have not quantified, include: (a) reducing or eliminating the carbon footprint associated with snowmaking, (b) faster recovery from rain events by using legacy water supply networks in combination with our SnowPod system (c) the potential for extending the ski-season by taking advantage of lower operating costs, (d) the potential for adding snowmaking to trails not currently covered by legacy water supply systems, (d) the opportunity to eliminate the capital required to replace or expand legacy water supply systems, and (e) the potential to lower legacy system maintenance costs, since they would experience less wear and tear.

We plan to use the proceeds from the offering to build, install, and assist in operating a prototype SnowPod water delivery system at the Saddleback ski-area in Maine. Saddleback is the third largest ski-area in Maine, with 220 acres of skiable terrain, 66 trails, and a summit elevation of 4,230 ft. Saddleback has expressed an interest in hosting our first demonstration unit at one of their trails. We expect to be allowed to post a sign next to the snow gun with our name and indicating the associated energy and carbon savings.

We have retained Scientific Solutions Inc. (SSI), an engineering firm from Portland, Maine, to design, build, permit, install, and assist in operating a prototype at Saddleback for a fixed price of $500,000. SSI requires $200,000 to fund the direct costs of finishing the design, engineering, and installing a prototype system, $100,000 for securing regulatory approval and an MOU with the ski area, $50,000 for an initial demonstration of the prototype under winter conditions, $125,000 for operation during an entire ski season, and $25,000 for general G&A of SSI.

We plan to leverage this demonstration unit to lease or license our system to other ski-areas in North America, and in time, worldwide.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Access to high-elevation water	We plan to lease or license high-elevation water collection and distribution systems using our SnowPod technology.	Ski-areas

We will use the proceeds of the Offering to build a demonstration SnowPod system using our patented technology and to use this to make snow at a ski-area. We expect a working SnowPod will demonstrate the effectiveness, low cost, and ease of use of our proprietary technology, which we believe will help us lease or license the system to other ski-areas. We also expect the process of building and operating the prototype will lead to improvements in the design, some of which may be patentable.

We have designed our SnowPod system and patented the technology, but we have not yet built our first prototype. We do not have an established distribution method, however once our prototype is built we plan to lease or license our equipment to ski-areas. We also plan to potentially partner with snow gun manufacturers to market SnowPod systems to prospective ski-areas.

Competition

The Company's primary competitors are the ski-areas themselves, who have existing systems which pump water from lower elevation lakes and rivers.

We believe our primary competitors will be the ski-areas themselves, who have invested in systems to pump water from lower elevations. To our knowledge, no other company is offering a system to access high-elevation water for ski-areas to make artificial snow. Our patented SnowPod technology allows ski-areas to source water from high elevation streams and springs near the ski-trails. This eliminates the need for uphill pumping and allows them to deliver water to snow-making guns at a net cost savings of 30%, compared to what they would need to pay in electricity to power their legacy systems. Since we will own and maintain the SnowPod system, ski-areas would also save on the cost of building and maintaining additional water supply infrastructure. Ski-areas generally obtain the electricity used to pump water uphill from their local utility company. Utilities produce this power, in whole or in part, by using fossil fueled and biomass power plants, both of which are major sources of carbon. By eliminating the need to pump water uphill we will also eliminate the carbon emissions that would have been generated by these power plants.

Supply Chain and Customer Base

Most of the water ski-areas pump up the mountain for snowmaking comes down the mountain from springs and streams. Hydrologists refer to the relationship between precipitation and surface runoff as the water balance. Mountains and valleys form basins which collect water from rain and snow (precipitation). Water leaves the basin in three ways: (i) Some of the water is lost to evaporation or is absorbed by plants (transpiration), (ii) some water is absorbed into the mountain, eventually replenishing aquifers, or emerging on the surface as springs, and (iii) some flows on the surface, as streams, and discharges into lakes and rivers.

The exact quantity of high elevation surface water available (springs and streams) depends on the local geology. Our water balance analysis suggests ski-areas should have streams flowing at between 2,000 and 3,000 gpm, on average, during the ski-season. Depending on the ski-area, this should be sufficient to supply 50 to 100% of their snowmaking needs over the course of the season. The materials and components we need to build and install the SnowPod system, are available from multiple sources, and we do not expect a shortage from any one supplier would have a material impact on our business.

We expect to lease or license our SnowPod system to ski-areas who have a need to make artificial snow. However, we currently do not have any customers. We plan to use the proceeds of the Offering to build a prototype SnowPod system at a local ski-area as a demonstration unit. Once this demonstration unit is making snow, we plan to build our sales and marketing organization, initially in North America, and subsequently worldwide.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
Patent No: 11118824	Water gathering and distribution system and related techniques for operating in freezing environmental conditions	A water gathering and distribution system and related techniques for operating in freezing environmental conditions are disclosed. The system may include a water diverter unit, or a water flow regulation unit configured to receive water from a water source situated at a location that is remote, inaccessible (or difficult to access), and/or experiences freezing environmental conditions and to deliver a controlled volume of that water for downstream use. The system further may include a water supply unit configured to receive that water and to supply it to downstream snowmaking equipment. In some instances, the supply unit also may cool the water to a temperature suitable, for example, for snowmaking. In a general sense, the disclosed system may be considered modular, in that multiple system components may be placed in flow communication with one another, as desired, to provide a distributed network of water collection and distribution elements.	December 17, 2020	September 14, 2021	U.S.
3,122,994	WATER GATHERING AND DISTRIBUTION SYSTEM AND RELATED TECHNIQUES FOR OPERATING IN FREEZING ENVIRONMENTAL CONDITIONS	A water gathering and distribution system and related techniques for operating in freezing environmental conditions are disclosed. The system may include a water diverter unit, or a water flow regulation unit configured to receive water from a water source situated at a location that is remote, inaccessible (or difficult to access), and/or experiences freezing environmental conditions and to deliver a controlled volume of that water for downstream use. The system further may include a water supply unit configured to receive that water and to supply it to downstream snowmaking equipment. In some instances, the supply unit also may cool the water to a temperature suitable, for example, for snowmaking. In a general sense, the disclosed system may be considered modular, in that multiple system components may be placed in flow communication with one another, as desired, to provide a distributed network of water collection and distribution elements.	December 13, 2018	Pending	Canada

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
90804072	IC 007: Water gathering and distribution equipment for use in snow-making	SnowPod	July 3, 2021	Pending	U.S.
90803128	IC 037: Services in the field of water gathering and distribution equipment for use in snow-making	RenewSnow	June 30, 2021	Pending	U.S.

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Water extraction	State Environmental Protection Agency	Permit	Company intends to apply after the close of the Offering	N/A

We are subject to extensive federal, state and local laws and regulations. Such laws and regulations are subject to change from time to time. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations.

Most of our operations are affected by national, state and/or local environmental laws. We have made, and intend to continue to make, the expenditures necessary for compliance with applicable laws.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 305 Commercial Street, Portland, ME 04101.

The Company has the following additional addresses: None.

The Company conducts business in Maine.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	2.28%	$15,500	2.55%	$27,250
Development and installation of SnowPod prototype at Saddleback ski-area in Maine, or similar ski-area	83.33%	$500,000	46.73%	$500,000
General corporate purposes	14.08%	$84,500	50.72%	$542,750
Total	**100.00%**	**$600,000**	**100.00%**	**$1,070,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

We plan to use the proceeds of the offering to build, install, and assist in operating a prototype SnowPod system at Saddleback ski-area in Maine, or similar ski-area, to market SnowPod systems to other ski-areas, for research and development, and for general corporate purposes. Saddleback is the third largest ski-area in Maine, with 220 acres of skiable terrain, 66 trails, and a summit elevation of 4,230 ft. Saddleback has expressed an interest in hosting our first demonstration unit at one of their trails. We expect to be allowed to post a sign next to the snow gun with our name and indicating the associated energy and carbon savings.

We have retained Scientific Solutions Inc. (SSI), an engineering firm from Portland, Maine, to design, build, permit, install, and assist in operating a prototype at Saddleback for a fixed price of $500,000. SSI requires $200,000 to fund the direct costs of finishing the design, engineering, and installing a prototype system, $100,000 for securing regulatory approvals and an MOU with the ski area, $50,000 for an initial demonstration of the prototype demonstration under winter conditions, $125,000 for operation during an entire ski season, and $25,000 for general G&A of SSI.

The Company has discretion to alter the use of proceeds as set forth above.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Vittorio Pareto

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chairman and CEO, 1/04/2021 to present
Director, 7/31/2017 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Director, Renewable Snowmaking Company, 7/31/2017 to present
V.P., NiSource Retail Services, 2003 to 2013
Director of Strategic Planning, NiSource, 1997 to 2003
Principal, Mercer Management Consulting, 1996 to 1997
Principal, Gemini Consulting, 1994 to 1995

Education

M.S. Management (MBA), Massachusetts Institute of Technology
Ph.D. Nuclear Engineering, Massachusetts Institute of Technology

B.S. Nuclear Engineering, University of Florida

Name

Peter Stein

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President and Chief Scientist 01/04/2021 to present
President, 07/21/2017 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

President, Renewable Snowmaking Company, 07/31/2017 to present
President, Scientific Solutions Inc., 1992 to present

Education

Ph.D. Ocean Engineering, Massachusetts Institute of Technology
B.S. Ocean Engineering, Massachusetts Institute of Technology

Name

Gilbert Lamphere

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, 1/10/2018 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Managing Director, Lamphere Capital Management, 1999 to present

Education

MBA., Harvard Business School
A.B. Economics, Princeton University

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Vittorio Pareto

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chairman and CEO, 1/04/2021 to present
Director, 7/31/2017 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Director, Renewable Snowmaking Company, 7/31/2017 to present
V.P., NiSource Retail Services, 2003 to 2013
Director of Strategic Planning, NiSource, 1997 to 2003
Principal, Mercer Management Consulting, 1996 to 1997
Principal, Gemini Consulting, 1994 to 1995

Education

M.S. Management (MBA), Massachusetts Institute of Technology
Ph.D. Nuclear Engineering, Massachusetts Institute of Technology
B.S. Nuclear Engineering, University of Florida

Name

Peter Stein

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President and Chief Scientist 01/04/2021 to present
President, 07/21/2017 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

President, Renewable Snowmaking Company, 07/31/2017 to present
President, Scientific Solutions Inc., 1992 to present

Education

Ph.D. Ocean Engineering, Massachusetts Institute of Technology
B.S. Ocean Engineering, Massachusetts Institute of Technology

Name

Gilbert Lamphere Jr.

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Sr. Vice President, Finance, 7/1/2021 to present

Principal occupation and employment details during at least the last five years with start and ending dates

Sr. Vice President, Finance, 7/1/2021 to present
CEO, Pick a Play Networks, December 2014 to present

Education

B.A. Economics, Southern Methodist University

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in Maine and Massachusetts.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Vittorio Pareto	Engagement Letter	January 4, 2021	N/A
Peter Stein	Engagement Letter	January 4, 2021	N/A

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding	744,099
Voting Rights	Each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of stock held by him which has voting power upon the matter in question. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stock holder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or by delivering a proxy in accordance with applicable law bearing a later date to the Secretary of the corporation. Voting at meetings of stockholders need not be by written ballot. At all meetings of stockholders for the election of directors a plurality of the votes cast shall be sufficient to elect. All other elections and questions shall, unless otherwise provided by law, the certificate of incorporation or these bylaws, be decided by the affirmative vote of the holders of a majority in voting power of the shares of stock which are present in person or by proxy and entitled to vote thereon (or if there are two or more classes of stock entitled to vote as separate classes, then, in the case of each such class, the affirmative vote of the holders of a majority of shares of each such class present in person or represented by proxy at the meeting).
Anti-Dilution Rights	None.

How this security may limit, dilute, or qualify the Securities issued pursuant to Regulation CF	The Securities will be subject to dilution if/when the Company participates in an equity financing round where investors are offered shares of Common Stock for cash or cash equivalents or if compensatory shares are offered to new or existing shareholders.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	100.0%
Difference between these securities and the Securities being issued pursuant to Regulation CF	These are the same securities (Shares of Common Stock)

Type of security	Common Stock Options
Amount outstanding	255,905.88
Voting Rights	Prior to conversion, these securities have no voting rights.
Anti-Dilution Rights	None.
How this security may limit, dilute, or qualify the Securities issued pursuant to Regulation CF	The Securities will be subject to dilution if/when these options are exercised into shares of Common Stock.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	25.59%
Difference between these securities and the Securities being issued pursuant to Regulation CF	These stock options are exercisable into shares of Common Stock, which are the Securities being issued in this Offering.

The Company does not have any debt outstanding.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	50	$30,000.00	Research and development	March 15, 2019	Section 4(a)(2)
Common Stock	21	$100,000.00	Financing the Offering	June 10, 2021	Section 4(a)(2)

The Company is currently conducting the following private placement offering under Regulation D 506(c), which will be concurrent with the Offering:

Security Type	Target Number Offered	Target Offering Amount	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	60,000 [1]	$600,000	See the description of the Use of Proceeds on page 34 hereof.	Ongoing	Reg D 506(c)

[1] Investors are eligible to receive bonus shares of Common Stock, as follows:
   a. Investors committing $10,000 or more will receive an additional 25% Shares of Common Stock as a bonus.
   b. For a limited time, until the Minimum Amount has been raised, investors committing $50,000 or more will receive an additional 400% shares as a bonus on a first come first serve basis.

The Company reserves the right to change the bonus share thresholds over the course of the offerings.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $10,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

A majority of the Company is owned by a few people. Those people are: Peter Stein, Vittorio Pareto, and Gilbert Lamphere.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Peter Stein	34.0% [1]
Vittorio Pareto	32.0% [2]
Gilbert Lamphere	29.0%

(1)   Peter Stein owns 97,819.74 Options, which are convertible into 97,819.74 shares-. The above percentage assumes exercise of all Options held by Peter Stein.

(2)   Vittorio Pareto owns 108,085.17 Options, which are convertible into 108,085.17 shares. The above percentage assumes exercise of all Options held by Vittorio Pareto.

On an undiluted basis and if no bonus shares are issued, following the Offering the Purchasers will own 7.5% of the Company if the Minimum Amount is raised and 12.6% if the Maximum Amount is raised. If the maximum number of bonus shares are issued, the Purchasers will own 9.2% of the Company if the Minimum Amount is raised and 15.2% if the Maximum Amount is raised.

, On a fully diluted basis and if no bonus shares are issued, following the Offering the Purchasers will own 5.7% of the Company if the Minimum Amount is raised and 9.7% if the Maximum Amount is raised. If the maximum number of bonus shares are issued, the Purchasers will own 7.0% of the Company if the Minimum Amount is raised and 11.8% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We have completed three seed round financings between 2018 to 2021, primarily for research and development. Following the Offering, if we raise our Target Amount, we should have enough liquidity to develop, permit, install, and assist in operating a demonstration SnowPod water gathering and distribution system at Saddleback ski-area in Maine, or like mountain. We intend to be profitable by 2024.

Our significant challenges are developing, permitting, and installing a demonstration SnowPod system, sourcing third party components, and leasing or licensing SnowPod systems to other ski-areas.

We do not expect to achieve profitability in the next 12 months. During this time, we intend to focus on developing, permitting, and installing a demonstration SnowPod water gathering and distribution system at Saddleback ski-area in Maine, or like mountain. We plan to leverage this working model to help us lease or license SnowPod systems to other ski-areas and to gain publicity.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is a critical element of our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering, and from a private Regulation D 506(c) offering we are conducting concurrently.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future: We intend to install SnowPod water gathering and distribution systems at ski-areas. These installations will be secured by contracts in which the ski-areas agree to lease or license our system to supply their snow making equipment with high-elevation water.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 107,000 Shares of Common Stock (the "Securities") for up to $1,070,000. The Company is attempting to raise a minimum amount of $600,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount (from this offering plus any other capital raised separately) by September 1, 2022 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company will accept investments in excess of the Minimum Amount up to $1,070,000 (the "Maximum Amount") and the additional Securities will be allocated on a first-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with North Capital Private Securities until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The Company determined the price of the Securities using a discounted cash flow model.

The minimum amount that a Purchaser may invest in the Offering is $500.00.

The Offering is being made through InfraShares Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Bonus Shares

Investors are eligible to receive bonus Shares of Common Stock ("Bonus Shares") as follows:

a. Investors committing $1,000 or more will receive an additional 10% Shares of Common Stock as a bonus.
b. Investors committing $2,500 or more will receive an additional 15% Shares of Common Stock as a bonus.
c. Investors committing $5,000 or more will receive an additional 20% Shares of Common Stock as a bonus.

d. Investors committing $10,000 or more will receive an additional 25% Shares of Common Stock as a bonus.

Commission/Fees

2.5% of the amount raised in the Offering and $500.00

Stock, Warrants and Other Compensation

Securities in an amount equal to 1% of the total number of Securities sold in the Offering.

Transfer Agent and Registrar

The transfer agent and registrar for the Securities is Vertalo, Inc.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

(i) At the initial closing of this Offering (if the Minimum Amount is sold), our authorized capital stock will consist of: 2,000,000 shares of common stock, par value $0.0001 per share, of which 804,099 shares of common stock will be issued and outstanding. If the maximum number of Bonus Shares are issued, the total number of Shares of Common Stock outstanding would be 819,099.

(ii) 255,906 Non-Qualified Stock Options, convertible into shares of common stock on a one-to-one basis.

Voting and Other Rights

Holders of basic common stock have one vote per share and may vote to elect the board of directors and on matters of corporate policy. Although shareholders have a vote, given the concentration of ownership by the founders and management, your vote will not in all likelihood have a meaningful impact on corporate matters. Common shareholders are entitled to receive dividends at the election of the board and are subordinated to creditors with respect to rights to distributions in a liquidation scenario. In the event of liquidation, common shareholders have rights to a company's assets only after creditors (including noteholders, if any) and any preferred shareholders and have been paid in full in accordance with the terms of their instruments.

Dividend Rights

Holders of common stock will share equally in any dividend declared by our board of directors, if any, subject to the rights of the holders of any outstanding preferred stock.

While the Company does not intend to issue dividends in the near term, we may do so in the future. The Company will issue dividends of an amount authorized by the board of directors, only after taking into consideration the company's cash flow, earnings, and liquidity needs. Dividends will be issued quarterly at the discretion of the Board of Directors by majority vote.

The following are limitations on the Company's ability to issue dividends: The company's business plan anticipates possible debt financing. Such securities may include provisions which could limit and/or have preconditions on the payment of dividends. We cannot anticipate at this time what these provisions will be, except that we expect them to be consistent with normal industry practice.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of common stock would be entitled to share ratably in the Company's assets that are legally available for distribution to shareholders after payment of liabilities. If the Company has any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of common stock.

Other Rights

Other than as set forth in any shareholder's agreements and as described elsewhere herein, the Company's shareholders have no preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common shareholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares sold in the Offering will be, when sold, validly issued, fully paid and non-assessable.

Voting and Control

The Securities have the following voting rights: Each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of stock held by him which has voting power upon the matter in question. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stock holder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or by delivering a proxy in accordance with applicable law bearing a later date to the Secretary of the corporation. Voting at meetings of stockholders need not be by written ballot. At all meetings of stockholders for the election of directors a plurality of the votes cast shall be sufficient to elect. All other elections and questions shall, unless otherwise provided by law, the certificate of incorporation or these bylaws, be decided by the affirmative vote of the holders of a majority in voting power of the shares of stock which are present in person or by proxy and entitled to vote thereon (or if there are two or more classes of stock entitled to vote as separate classes, then, in the case of each such class, the affirmative vote of the holders of a majority of shares of each such class present in person or represented by proxy at the meeting).

While the Company does not have any shareholders' or voting agreements in place, the Company's Bylaws (which each Investor will be bound by) do provide the following terms:

Section 7.1: Drag-Along Right. In the event that the holders of more than fifty percent (50%) of the outstanding voting shares of the Corporation (the "Dragging Stockholders") approve in writing a Sale of the Corporation, or division of Corporation, specifying that this Article 7 shall apply to such transaction, and if such Sale of the Corporation has been approved by the Corporation's Board of Directors, then each Stockholder hereby agrees as follows:

(i)   if such transaction requires Stockholder approval, with respect to all shares of Capital Stock that such Stockholder owns or over which such Stockholder otherwise exercises voting power, then the Stockholder agrees to vote (in person, by proxy or by action by written consent, as applicable) all shares of Capital Stock held by such Stockholder in favor of such Sale of the Corporation (together with any related amendment to the Corporation's Certificate of Incorporation required in order to implement such Sale of the Corporation) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Corporation to consummate such Sale of the Corporation;

(ii)   if such transaction is a Stock Sale, then the Stockholder agrees to sell the same proportion of Shares of Capital Stock beneficially held by such Stockholder as is being sold by the Dragging Stockholders (including all Shares owned by said Stockholder) to the person or entity to whom the Dragging Stockholders propose to sell their Shares, and, except as permitted in Section 7.2 below, on the same terms and conditions as the Dragging Stockholders;

(iii)   to execute and deliver all related documentation and take such other action in support of the Sale of the Corporation as shall reasonably be requested by the Corporation or the Dragging Stockholders in order to carry out the terms and provision of this Article 7, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents;

(iv)   not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any shares of Capital Stock owned by such Stockholder or Affiliate in a voting trust or subject any such Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquirer in connection with the Sale of the Corporation;

(v)   to refrain from exercising any dissenters' rights or rights of appraisal or any similar rights under applicable law at any time with respect to such Sale of the Corporation;

(vi)   if the consideration to be paid in exchange for the Shares of Capital Stock pursuant to this Article 7 includes any securities, and due receipt thereof by any Stockholder would require under applicable law (A) the registration or qualification of such securities, or of any Person as a broker or dealer or agent with respect to such securities, or (B) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act of 1933, as amended, then the Corporation may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such

Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Corporation) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for such Shares; and

(vii) any stockholder that fails to comply with the terms of this Article VII shall indemnify and hold the Corporation and the other stockholders harmless from any loss, liability, cost or expense (including reasonable attorneys' fees) in enforcing the terms of this Article VII or otherwise arising from or relating to any such failure to comply.

Section 7.2: Exceptions. Notwithstanding the foregoing, a Stockholder will not be required to comply with Section 7.1 above in connection with any Sale of the Corporation unless:

(i) the Stockholder shall not be liable for the inaccuracy of any representation or warranty made by any other Person in connection with such proposed Sale of the Corporation, other than the Corporation (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Corporation as well as breach by any Stockholder of any of identical representations, warranties and covenants provided by all Stockholders);

(ii) such Stockholder's liability shall be limited to the amount of consideration actually paid to such Stockholder in connection with such proposed Sale of the Corporation, except with respect to claims related to fraud or willful breach or misrepresentation by such Stockholder, the liability for which need not be limited as to such Stockholder;

(iii) upon the consummation of such proposed Sale of the Corporation each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their Shares of Common Stock; and

(iv) subject to clause (iii) above, requiring the same form of consideration to be available to the holders of any single class or series of Capital Stock, if any holders of any Capital Stock of the Corporation are given an option as to the form and amount of consideration to be received as a result of such proposed Sale of the Corporation, all holders of such Capital Stock will be given the same option.

Bylaws Section 7.3: Sale of the Corporation. For purposes of these Bylaws, a sale of the Corporation means a liquidation, dissolution, or winding-up of the Corporation and also means and includes (a) the acquisition of the Corporation by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger, or consolidation), that results in the transfer of fifty percent (50%) or more of the outstanding voting power of the Corporation; or (b) a merger or consolidation in which the Corporation is a constituent party; (c) a sale or other transfer, howsoever effected, whether by sale of assets, equity, lease, license, or otherwise of all or substantially all of the business of the Corporation; or (d) a transaction or series of related transactions in which a person or group of related persons acquired from Stockholders of the Corporation shares representing more than fifty percent (50%) of the outstanding voting power of the Corporation.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Securities.

An IRA or 401k may purchase ReNewSnow common stock, pursuant to a custodian's permitted procedures. An investment in ReNewSnow may meet the criteria for Qualified Small Business Stock tax treatment (QSBS), which exempts $10 million in individual long-term gains from federal taxes after a 5-year holding period.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Securities

Related Person/Entity	Peter Stein and Vittorio Pareto
Relationship to the Company	Both Peter Stein and Vittorio Pareto are directors and beneficial owners of more than 20% of the company's voting equity securities.
Total amount of money involved	$70,000.00
Benefits or compensation received by related person	Both directors received the proceeds from the share redemption.
Benefits or compensation received by Company	Reduction in the number of shares outstanding.
Description of the transaction	We redeemed shares of common stock.

Related Person/Entity	Gilbert Lamphere
Relationship to the Company	Director and beneficial owner of more than 20% of the company's voting equity.
Total amount of money involved	$240,000.00
Benefits or compensation received by related person	Ownership of shares of common stock.
Benefits or compensation received by Company	The company used the funds raised in the subscriptions to invest in R&D, and to fund this Offering.
Description of the transaction	We sold shares of common stock.

Future Transactions

Related Person/Entity	Scientific Solutions, Inc. (SSI)
Relationship to the Company	SSI is controlled by Peter Stein, who is also President, Director and beneficial owner of the Company.
Total amount of money involved	$500,000.00
Benefits or compensation received by related person	SSI will receive a fixed price payment of $500,000 in installments. The final installment will be paid after the SnowPod system is operating and delivering water to snowmaking equipment at a ski-area.
Benefits or compensation received by Company	We will receive a fully operational SnowPod water gathering and distribution system, which we plan to use in our sales and marketing activities. We also expect to receive any intellectual property, including but not limited to, patents related to water gathering and distribution for snowmaking SSI develops, during or at any time after, the project.
Description of the transaction	We entered into an agreement with Scientific Solutions, Inc. (SSI) to develop, permit, install, and assist in operating a demonstration SnowPod water gathering and distribution system at Saddleback ski-area, or similar ski-area, at a fixed price.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

Current Business Dealings

Related Person/Entity	Scientific Solutions, Inc. (SSI)
Relationship to the Company	SSI is controlled by Peter Stein, who is also President, Director, and beneficial owner of the Company.
Total amount of money involved	$500,000.00
Benefits or compensation received by related person	SSI will receive a fixed price payment of $500,000 in installments. The final installment will be paid after the SnowPod system is operating and delivering water to snowmaking equipment at Saddleback, or similar ski-area.
Benefits or compensation received by Company	We will receive a fully operational SnowPod water gathering and distribution system, which we plan to use in our sales and marketing activities. We also expect to receive any intellectual property, including but not limited to, patents related to water gathering and distribution for snowmaking SSI develops, during or at any time after, the project.
Description of the transaction	We have contracted with Scientific Solutions, Inc. (SSI) to develop, build, permit, install, and assist in operating a prototype SnowPod gathering and distribution system at Saddleback ski-area, or similar ski-area, for a fixed price.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Vittorio Pareto
(Signature)

Vittorio Pareto
(Name)

Chairman and CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Vittorio Pareto
(Signature)

Vittorio Pareto
(Name)

Chairman and Chief Executive Officer
(Title)

12/3/21
(Date)

/s/Peter Stein
(Signature)

Peter Stein
(Name)

President and Chief Scientist
(Title)

12/3/21
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Investor Deck
Exhibit C   Video Transcript
Exhibit D   Bylaws
Exhibit E   Prototype Construction Agreement
Exhibit F   Subscription Agreement

EXHIBIT A: Financial Statements

RENEWABLE SNOWMAKING CO.

(a Delaware corporation)

Unaudited Financial Statements

For the calendar years ended December 31, 2020 and 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

October 28, 2021

To: Board of Directors, RENEWABLE SNOWMAKING CO.

Re: 2020-2019 Financial Statement Review

We have reviewed the accompanying financial statements of RENEWABLE SNOWMAKING CO. (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholders' equity/deficit and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

RENEWABLE SNOWMAKING CO.
BALANCE SHEET
As of December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

ASSETS		2020		2019
Current Assets				
Cash and cash equivalents	$	28,334	$	34,832
Total current assets		28,334		34,832
Total Assets	$	28,334	$	34,832
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities				
None	$	0	$	0
Total Current Liabilities		0		0
Total Liabilities		0		0
SHAREHOLDERS' EQUITY				
Common stock		69,700		69,700
Retained deficit		(41,366)		(34,867)
Total Shareholders' Deficit		28,334		34,832
Total Liabilities and Shareholders' Equity	$	28,334	$	34,832

RENEWABLE SNOWMAKING CO.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Revenues, net	$ 0	$ 0
Operating expenses		
Research and development	0	934
Other general and administrative	6,498	6,879
Total operating expenses	6,498	7,812
Net Operating Income (Loss)	(6,498)	(7,812)
Tax (provision) benefit	–	–
Net Income (Loss)	$ (6,498)	$ (7,812)

RENEWABLE SNOWMAKING CO.
STATEMENT OF CHANGES TO SHAREHOLDERS' EQUITY
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Common Stock ($)	Accumulated Deficit	Shareholders' Equity
Balance as of January 1, 2019	$ 39,700	(27,055)	$ 12,645
Issuance of securities	30,000		30,000
Net Income (Loss)		(7,812)	(7,812)
Balance as of December 31, 2019	$ 69,700	$ (34,867)	$ 34,832
Net Income (Loss)		(6,498)	(6,498)
Balance as of December 31, 2020	$ 69,700	$ (41,366)	$ 28,334

RENEWABLE SNOWMAKING CO.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Operating Activities		
Net Income (Loss)	$ (6,498)	$ (7,812)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Changes in operating asset and liabilities:		
None		
Net cash used in operating activities	(6,498)	(7,812)
Investing Activities		
Purchase of fixed assets	0	0
Net cash used in investing activities	0	0
Financing Activities		
Capital transactions	0	30,000
Net change in cash from financing activities	0	30,000
Net change in cash and cash equivalents	(6,498)	22,188
Cash and cash equivalents at beginning of period	34,832	12,645
Cash and cash equivalents at end of period	$ 28,334	$ 34,832

NOTE 1 – NATURE OF OPERATIONS

RENEWABLE SNOWMAKING CO. (which may be referred to as the "Company", "we," "us," or "our") is a corporation formed under the laws of Delaware on July 31, 2017. The Company plans to provide ski-areas access to high-elevation water to be used in snowmaking operations by leasing or licensing its patented SnowPod water gathering and distribution system.

Since inception, the Company has relied on issuing securities to fund its operations. As of December 31, 2020, the Company had negative shareholders' capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial doubt about the Company's ability to continue as a going concern (see Note 3). The Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9), a Regulation D private offering and the receipt of funds from continuing revenue producing activities. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000 At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $28,334 and $34,832 of cash on hand, respectively.

Fixed Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2020 and 2019, the Company had $0 and $0 of net fixed assets, respectively.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company has not yet earned any revenue.

Accounts Receivable

The allowance for uncollectible accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the receivables in light of historical experience, the nature and type of account, adverse situations that may affect the payor's ability to repay and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Accounts are deemed to be past due upon invoice due date.

Receivables deemed uncollectible are charged off against the allowance when management believes the assessment of the above factors will likely result in the inability to collect the past due accounts. The Company's standard terms and conditions with commercial accounts generally requires payment within 30 days of the invoice date, however, timing of payment of specific customers may be separately negotiated.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2017 and has incurred a cumulative loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – DEBT INSTRUMENTS

The Company has not issued any debt obligations.

NOTE 5 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period ended December 31, 2020 and 2019. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from inception through December 31, 2020 and carries a federal net operating loss that can be used to offset future corporate taxable income (to extent allowed by law).

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. The Company is not currently aware of any actual or threatened litigation.

NOTE 7 – EQUITY

The Company has a single class of equity, common shares (1,750,000 shares authorized). As of December 31, 2020, the Company has issued 1,000,005 shares of common stock.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company is not aware of any related-party transactions outside the normal scope of business that would have a material impact on these financial statements.

NOTE 9 – SUBSEQUENT EVENTS

Crowdfunded Offering ("CF Offering")
In 2021, the Company intends to offer up to 107,000 shares of Common Stock for up to $1,070,000. The Company is attempting to raise a minimum amount of $600,000 in this CF Offering (the "CF Minimum Amount"). The Company must receive commitments from investors in an amount totaling the CF Minimum Amount from this offering (plus any other capital raised separately) by September 1, 2022 (the "CF Offering Deadline") to receive any funds. If the sum of the investment commitments does not equal or exceed the CF Minimum Amount by the CF Offering Deadline, no securities will be sold in the CF Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company will accept investments more than the CF Minimum Amount up to $1,070,000 (the "CF Maximum Amount") and the additional Securities will be allocated on a first-come, first-served basis. The Company is making the CF Offering through Infrashares, a FINRA approved Regulation CF funding portal.

Private Regulation D 506(c) Offering ("Offering")
In 2021, the Company intends to offer up to 200,000 Shares of Common Stock for up to $2,000,000 to qualified investors. The Company is attempting to raise a minimum amount of $600,000 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount from this offering (plus any other capital raised separately) by September 1, 2022 (the "Offering Deadline") to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company will accept investments more than the Minimum Amount up to $1,070,000 (the "Maximum Amount") and the additional Securities will be allocated on a first-come, first-served basis. The Company is making the offering through Infrashares.

Bonus Shares
Investors are eligible to receive bonus Shares of Common Stock ("Bonus Shares") as follows:

- Investors committing $1,000 or more will receive an additional 10% Shares of Common Stock as a bonus.
- Investors committing $2,500 or more will receive an additional 15% Shares of Common Stock as a bonus.
- Investors committing $5,000 or more will receive an additional 20% Shares of Common Stock as a bonus.
- Investors committing $10,000 or more will receive an additional 25% Shares of Common Stock as a bonus.
- For a limited time, until the Minimum Amount has been raised, investors committing $50,000 or more will receive an additional 400% shares as a bonus on a first come first serve basis.

The Company reserves the right to change the bonus share thresholds over the course of the offerings.

COVID-19 Related Actions

On March 10, 2020, the World Health Organization declared the coronavirus outbreak ("COVID19") to be a pandemic. The outbreak is negatively impacting businesses across a range of industries. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company's customers, employees and vendors, all of which are uncertain and cannot be predicted. Therefore, the extent to which COVID-19 may impact the Company's financial condition or results of operations in the future is uncertain.

Management's Evaluation

Management has evaluated subsequent events through October 28, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B: Investor Deck



INVESTOR PRESENTATION

Virtually no carbon, low cost snowmaking

Say No! To Fossil Fueled Snow

December 2021
ReNewSnow

Ignorance was Bliss
Snowmaking has a Dirty Secret

Currently, snowguns use water pumped from distant lakes and reservoirs, then UP the mountain

Pumping represents 80% of all the energy needed for snowmaking by a typical modern resort

This is an enormous amount of electricity; a typical resort will use enough energy to power an average household for 240 to 600 years.

When this energy is generated with natural gas, 1 to 2 thousand tons of CO_2 are generated; if biomass is used, 3 to 8 thousand tons are produced.





PROBLEM

Climate crisis is warming ski resorts, forcing costly, water and energy-hungry snowmaking machines to worsen global warming

The current 50 yr. old process uses electricity to pump large amounts of water several miles from distant lakes and rivers and then several thousand feet up a mountain to where the water is connected to snowguns to make snow.

This methodology was developed when electricity was generated cheaply by fossil fuels; global warming, the greenhouse effect, and carbon footprints were largely unknowns. Today, this pumping infrastructure is antiquated, aging, expensive, and environmentally unsound.



SOLUTION

Our patented SnowPod system will lower the cost of making snow by 30% and dramatically reduce its carbon footprint

ReNewSnow's patented SnowPod technology reverses the current 50 yr. old process.

The SnowPod system captures water from the mountain's accessible, high elevation springs and streams BEFORE it flows DOWN. The system feeds the water to nearby snowguns where it is converted to snow and blasted onto the slopes. The snow eventually melts and continues its natural path to the lakes and rivers below.



Automated, integrated snowmaking process



Cuts snowmaking costs by 30%



Virtually eliminates the carbon footprint caused by the use of fossil-fueled electricity



HOW IT WORKS

We're reengineering the way water is sourced making it easy for ski areas to supply their snowguns with high-elevation water

Our technology turns snowmaking upside down by making high-elevation water easy to source

Vent Pipe

Antenna

Turbine generates electricity / pipe returns water to stream

SnowPod imbedded in stream

Hose to snowgun(s)

Pipe to snowgun(s)

Stream – flows under snow even in the middle of winter

ReNewSnow

Potential

ReNewSnow makes it easy for ski-areas to adopt the SnowPod System



Increases economic development by allowing resorts to open earlier, close later, increase snowmaking capacity, and cover remote trails

Plugs into existing snowmaking system

Renewable and sustainable

Reduces ski-area's carbon footprint

High investor IRR, high cash flow, patented, and low manufacturing cost

No capex for ski resort and 30% annual cost reduction

6

ReNewSnow

Leaders who are MIT PhD engineers, successful previous founders, and domain experts (who love to ski!)



Vittorio Pareto
CO-FOUNDER & CEO

- 2-time founder; Co-founded Columbia Retail Services, exited to AGL Resources for $120M
- Experienced energy industry executive
- Former management consultant
- MIT Ph.D. in Engineering
- MIT Sloan, MBA



Peter Stein
CO-FOUNDER & CHIEF SCIENTIST

- 3-time founder
- President & founder at Scientific Solutions, Inc., leading underwater drone detection research for the U.S. Navy
- Awarded 7 patents
- MIT Ph.D., Oceanographic Engineering



Gilbert Lamphere
ADVISOR, INVESTOR

- Chairman at MidRail Corp.
- Headed 4 highly successful PE funds
- Former BOD of 7 NYSE companies, Chairman of two
- Harvard Business School, MBA
- Princeton University, A.B. Economics

WHY NOW

ReNewSnow

Rising temperatures are shortening the ski season, while the ski industry is growing and at an all-time high







Average Temperature in the Contiguous US, December - February
Temperature Anomaly (°F)
6
4.5
3
1.5
0
-1.5
-3
-4.5
-6
Year 1904 1913 1922 1931 1940 1949 1958 1967 1976 1985 1994 2003 2012 2020
Avg. Temperature

Market size of ski and snowboard resorts industry in the United States (in Billion USD)
Market size in billion U.S. dollars
2.79
3.19
3.55
3.66
3.75
2015
2016
2017
2018
2019

Winter is losing its cool

The number of ski days in the U.S. is declining due to global warming

Skiing is a large and growing business

Leading to increases in expenditure for man-made snow, currently **$500K - $3.5M/year** per resort

Sources: United States Environmental Protection Agency, ESPN, Boston University

LOCAL ECONOMIC IMPACT / ENVIRONMENTAL INITIATIVES

Towns and ski resorts are taking action. They understand global warming directly impacts their bottom line, fewer ski days = less revenue



MOUNTAIN TOWNS 2030

MT2030 Pledge

Coalition of towns and ski resorts committed to working together to aggressively reduce carbon emissions to net-zero by the year 2030













PARK CITY 1884

ALTERRA MOUNTAIN COMPANY

SUGARLOAF

VAIL RESORTS EXPERIENCE OF A LIFETIME

POWDR ADVENTURE LIFESTYLE CO.

LOON

cypress mountain.com

9

MARKET OPPORTUNITY

$500M annual TAM in the U.S. with global expansion opportunity



$500M
TAM annual
.... Ski resort spending on electricity for snowmaking annually

$200M
SAM annual
.... Portion of market ReNewSnow believes it can capture based on availability of high-elevation water

Potential Enterprise Value:
EBITDA Equity Value at 15x / $193 million by 2027

10

BUSINESS MODEL



ReNewSnow will:
- Install SnowPod systems at ski areas
- Cover the capital cost
- Retain equipment ownership
- Provide water to snowguns
- Generate a dependable, recurring, growing revenue stream
- Virtually eliminate the carbon footprint associated with making snow



Ski areas will be able to install the systems with no upfront costs and realize an immediate

30%

annual savings or more in their snowmaking costs.

$12.9 million EBITDA year 5 and profitable in 2 years (1)

ReNewSnow

	Year 1	Year 2	Year 3	Year 4	Year 5
Large resorts added	0	3	5	10	15
Medium resorts added	1	4	8	12	16

SUMMARY INCOME	Year 1	Year 2	Year 3	Year 4	Year 5
Revenue	$ 112,476	$ 1,405,953	$ 3,711,717	$ 7,873,339	$ 13,890,820
Op. Expenses	812,704	833,095	869,446	935,053	1,029,919
EBITDA	(700,227)	572,858	2,842,272	6,938,286	12,860,901
Op. Income	(769,723)	294,321	2,186,456	5,596,936	10,516,514
Net income:	(769,723)	232,513	1,727,300	4,421,579	8,276,484

(1) Assuming resorts take advantage of all available high elevation water

THE ROAD AHEAD

ReNewSnow

We're laser-focused on gaining product-market fit and rapid expansion

COMPLETED

1-2 YEARS

PHASE 1:
DESIGN SNOWPOD

- ✓ Completed conceptual design
- ✓ U.S. patent granted

PHASE 2:
BUILD & INSTALL PROTOTYPE

- ❑ Assemble engineering team
- ❑ Partner with ski area
- ❑ Obtain permits
- ❑ Assemble and install prototype
- ❑ Build on initial publicity

PHASE 3:
EXPAND IN THE US & CANADA

- ❑ Build sales and marketing org.
- ❑ Follow up on initial discussions with 5-6 ski areas
- ❑ Build field service network (contractors)

PHASE 4:
INTERNATIONAL EXPANSION

- ❑ Build sales and marketing org.
- ❑ Build field service network (contractors)

13

OUR UNIQUE ADVANTAGE

Significant barriers to entry and first-mover advantage

1
First-mover advantage in a huge market

2
Low manufacturing cost

3
High switching cost because ReNewSnow owns the entire SnowPod high elevation water gathering and distribution system

4
IP is hard to replicate and well protected
- US Patent-granted
- CANADA Patent-pending

5
Strong management team with previous startup success



POSITIVE SOCIAL IMPACT:

Helps ski-areas achieve their carbon-neutral objective, consistent with ESG principals, by dramatically reducing the energy required to make snow.

14

QUESTIONS

Why hasn't this been done before?

Isolated

High elevation streams are often in hard-to-reach locations, which can be difficult to access in harsh winter conditions

There is no external electricity to power remote control systems, and batteries will not last an entire season



Regulations

Meeting permitting requirements is difficult, time consuming, and expensive

The maximum amount of water that can be drawn is tightly regulated, and controlling the water flow in remote locations is difficult



Technology

No single stream will have enough water, and a multi-stream water gathering system is hard to operate in winter conditions

Harsh winter temperatures can damage electronic remote control systems



Until now, it has been CHEAPER and more RELIABLE to pump water UPHILL



QUESTIONS
Is there enough water?

ReNewSnow

Research suggests there is enough high-elevation water to supply at least 50-100% of snowmaking needs at most ski resorts

SnowPods will be strategically placed on the mountain to maximize savings

16

SNOWPOD PATENT

SnowPods Features (1) make it easy for ski resorts to supply water to snowguns



- ✓ SnowPods are self-contained and don't require electricity



- ✓ Operators control SnowPod system remotely

- ✓ Pipes drain automatically preventing freezing



- ✓ Ability to deliver water to individual snowguns as needed

- ✓ System cools water to temperature required for snowmaking

- ✓ Easily integrates into existing snowmaking system

- ✓ Tracks water extraction amount for compliance reporting

(1) Patent available upon request, contains details of SnowPod system

17

Transaction Summary

ISSUER:	The Renewable Snowmaking Company, a Delaware corporation
Purpose:	To develop and market the delivery of high elevation water to ski areas for the purpose of making snow
Size of offering:	Minimum: $600,000 Maximum: $3,070,000 (60,000 to 307,000 shares[2]) (1,000,005 shares fully diluted)
Price per share:	$10.00
Size by Offering:	Private Placement Investors: $600,000 - $2,000,000 (see addendum limitations on offering) InfraShares Investors: $600,000 - $1,070,000 Total: $600,000 - $3,070,000
Valuation:	Pre-money: $10,000,000
Number of shares offered:[1]	Private Placement:[2] 60,000 to 200,000 Crowdfunding:[2] 60,000 to 107,000
Offering type:	Private placement: Regulation D 506(c) Crowdfunding: Regulation CF
Initial funding date:	Commence: December 1, 2021; End: September 1, 2022 (unless extended).
Mgmt. incentive plan:	15% of outstanding shares may be granted as options to newly hired mgt. or consultants.
Board of directors:	3 members initially
Exit strategy:	Private sale, recapitalization, stock repurchases, secondary sales (restricted)

1. Investors are eligible to receive bonus shares ("Bonus Shares"). See Form C or the Private Placement Memorandum for details.
2. Assuming no bonus shares are issued.

More detailed information and a formal offering memorandum are available upon request.

Addendum: Bonus Shares

Investors are eligible to receive bonus Shares of Common Stock ("Bonus Shares") as follows:

· Investors committing $1,000 or more will receive an additional 10% Shares of Common Stock as a bonus.

· Investors committing $2,500 or more will receive an additional 15% Shares of Common Stock as a bonus.

· Investors committing $5,000 or more will receive an additional 20% Shares of Common Stock as a bonus.

· Investors committing $10,000 or more will receive an additional 25% Shares of Common Stock as a bonus.

· For a limited time, until the Minimum Amount has been raised, investors committing $50,000 or more will receive an additional 400% shares as a bonus on a first come first serve basis.

The Company reserves the right to change the bonus share thresholds over the course of the offerings.

More detailed information and a formal offering memorandum are available upon request.

ReNewSnow

Thank you.

Vittorio Pareto
CEO
Pareto@ReNewSnow.Ski
978-697-0699

Peter J. Stein
Chief Scientist
PJStein@ReNewSnow.Ski
207-747-8774

Gilbert Lamphere Jr.
Senior Vice President
GilbertLamphere@ReNewSnow.Ski
917-693-5508

EXHIBIT C: Video Transcript

ReNewSnow VIDEO Transcript

Skiing ignites a passion within us. Gliding down the slopes, in harmony with gravity and nature, tightly connected through the mountain with family and friends.

Unfortunately, skiing is in trouble. Climate change is here and it is forcing a greater and greater reliance on energy intensive snowmaking -- powered by huge amounts of electricity -- mostly generated by burning huge amounts of fossil fuels.

This is because snowmaking requires a lot of water. And this water is usually pumped several miles from rivers or lakes, and then thousands of feet up the mountain. Pumping this water uphill requires a staggering amount of energy. This recurring and growing cost drives up ticket prices, making skiing increasingly out of reach for many families.

But here's an interesting fact. Most of the time, the water being pumped up the mountain flowed down off the mountain in the first place. Often rushing. Often when it is well below freezing and the streams are covered with snow. And data shows that in most cases it is enough to provide 50 to 100 percent of the water needed for snowmaking.

So I ask you this question, "Why are we pumping water up the mountain that Mother Nature put up there for us in the first place?"

Well, harnessing the water up on the mountain *is* a challenge. High-elevation streams are often in hard-to-reach places with no access to electricity. It is a harsh and very cold environment. And there are regulatory issues.

We started ReNewSnow to overcome these problems, and after five years we found a way to make it work. Our patented SnowPod system makes it easy for resorts to harness high-elevation water. It's fully automated, dramatically cuts snowmaking costs, and can virtually eliminate the carbon footprint of snowmaking.

We want to make the decision to adopt our technology a no-brainer. We want to install the system at no cost to the resorts, charge by the volume of water used, and lower the costs by 30%. Our technology may even allow resorts to extend the season and cover distant, hard to reach, trails.

But we need you to get there. We need funds to build a prototype, market this technology, and install SnowPod systems at ski areas across the country.

Please join us and help us say NO to Fossil Fueled Snow.

EXHIBIT D: Bylaws

BYLAWS

OF

THE RENEWABLE SNOWMAKING COMPANY

ARTICLE I

Stockholders

Section 1.1   Annual Meetings. An annual meeting of stockholders shall be held for the election of Directors at such date, time, and place, either within or without the State of Delaware, as may be designated by resolution of the Board of Directors from time to time. Any proper business may be transacted at the annual meeting. If no date for the annual meeting is established or said meeting is not held on the date established as provided above, a special meeting in lieu thereof may be held or there may be action by written consent of the stockholders on matters to be voted on at the annual meeting, and such special meeting or written consent shall have, for the purposes of these Bylaws or otherwise, all the force and effect of an annual meeting.

Section 1.2   Special Meetings. Special meetings of stockholders for any purpose or purposes may be called at any time by the Board of Directors, or by a committee of the Board of Directors that has been duly designated by the Board of Directors and whose powers and authority, as expressly provided in a resolution of the Board of Directors, include the power to call such meetings, but such special meetings may not be called by any other person or persons.

Section 1.3   Telephonic Meetings Permitted. Stockholders may participate in a meeting thereof by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this bylaw shall constitute presence in person at such meeting. The Board of Directors must (a) implement reasonable measures to verify that each person deemed to be present or permitted to vote at a meeting by remote communication is in fact a stockholder or proxy holder, (b) implement reasonable measures to provide stockholders or proxy holders a reasonable opportunity to participate in the meeting and to vote, and (c) see that a record of the vote or action is kept by the Corporation.

Section 1.4   Notice of Meetings. Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given that shall state the place, date and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by law, the Certificate of Incorporation or these bylaws, the written notice of any meeting shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the stockholder at his or her address as it appears on the records of the Corporation. Notice may be transmitted to a stockholder electronically in such form as may be consented to by the stockholder. Without limiting the manner by which notice otherwise may be effectively given to stockholders, any notice to stockholders may be given by electronic transmission in the manner provided in Section 232 of the Delaware General Corporation Law (the "DGCL").

Section 1.5   Adjournments. Any meeting of stockholders, annual or special, may adjourn from time to time to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 1.6   Quorum. Except as otherwise provided by law, the Certificate of Incorporation or these bylaws, at each meeting of stockholders the presence in person or by proxy of the holders of a majority in voting power of the outstanding shares of stock entitled to vote at the meeting shall be necessary and sufficient to constitute a quorum. In the absence of a quorum, the stockholders so present may, by majority vote, adjourn the meeting from time to time in the manner provided in Section 1.5 of these bylaws until a quorum shall attend. Shares of its own stock belonging to the Corporation or to another Corporation, if a majority of the shares entitled to vote in the election of Directors of such other Corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation or any subsidiary of the Corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity.

Section 1.7   Organization. Meetings of stockholders shall be presided over by the Chairman of the Board, if any, or in his or her absence by the Vice Chairman of the Board, if any, or in his or her absence by the Chief Executive Officer of the Corporation (the "CEO"), or in his or her absence by the President, or in his or her absence by a Vice President, or in the absence of the foregoing persons by a chairman designated by the Board of Directors, or in the absence of such designation by a chairman chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairman of the meeting may appoint any person to act as secretary of the meeting. The chairman of the meeting shall announce at the meeting of stockholders the date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote.

Section 1.8   Voting; Proxies. Except as otherwise provided by the Certificate of Incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of stock held by him which has voting power upon the matter in question. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or by delivering a proxy in accordance with applicable law bearing a later date to the Secretary of the Corporation. Voting at meetings of stockholders need not be by written ballot. At all meetings of stockholders for the election of Directors, a plurality of the votes cast shall be sufficient to elect a Director. All other elections and questions shall, unless otherwise provided by law, the Certificate of Incorporation or these bylaws, be decided by the affirmative vote of the holders of a majority in voting power of the shares of stock which are present in person or by proxy and entitled to vote thereon (or if there are two or more classes of stock entitled to vote as separate classes, then, in the case of each such class, the affirmative vote of the holders of a majority of shares of each such class present in person or represented by proxy at the meeting).

Section 1.9   Fixing Date for Determination of Stockholders of Record. The Board shall fix a record date in order that the Corporation may determine the stockholders entitled to notice of and/or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action. This record date shall:

(1) not precede the date upon which the resolution fixing the record date is adopted by the Board, and

(2) in the case of determination of stockholders entitled to vote at any meeting of stockholders or adjournment thereof, the record date shall, unless otherwise required by law, not be more than sixty nor less than ten days before the date of such meeting;

(3) in the case of determination of stockholders entitled to express consent to corporate action in writing without a meeting, shall not be more than ten days after the resolution fixing the record date is adopted by the Board and

(4) in the case of any other action, shall not be more than sixty days prior to such other action.

If no record date is fixed:

(1) for determining stockholders entitled to notice of and/or to vote at a meeting of stockholders, the record date shall be at the close of business two days before the date of the notice. If notice is waived, the record date shall be at the close of business two days before the meeting;

(2) for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action of the Board of Directors is required by law, the record date shall be the first date on which a signed written consent setting forth the action, taken or proposed to be taken, is delivered to the Corporation in accordance with applicable law. If prior action by the Board of Directors is required by law, the record date shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such action; and

(3) for determining stockholders for any other purpose, the record date shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

A determination of stockholders of record entitled to notice of and/or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, unless the Board fixes a different record date for the adjourned meeting.

Section 1.10   List of Stockholders Entitled to Vote ("List of Stockholders"). The Secretary shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote as of the Record Date, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in their name. Nothing contained in this Section 1.10 shall require the Corporation to include electronic email addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder upon written request., for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present. Except as otherwise provided by law, this List of Stockholders shall be the only evidence as to who is entitled to examine, the list of stockholders, or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

Section 1.11   Action By Consent of Stockholders. Unless otherwise restricted by the Certificate of Incorporation or applicable law, any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting and without a vote, if a consent or consents in writing, setting forth the action so taken, is received by the Corporation. Such consent shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a shareholders meeting and shall be delivered (by hand or by certified or registered mail, return receipt requested) to the Corporation by delivery to: (i) its registered office in the State of Delaware, (ii) its principal place of business, or (iii) an officer or agent of the Corporation having custody of the book in which proceedings of minutes of stockholders are recorded. Written notice of any such corporate action without a meeting shall be given to all stockholders via e-mail or facsimile at least three (3) business days in advance.

Section 1.12   Inspectors of Election. The Corporation may, and shall if required by law, in advance of any meeting of stockholders, appoint one or more inspectors of election, who may be employees of the Corporation, to act at the meeting or any adjournment thereof and to make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. In the event that no inspector so appointed or designated is able to act at a meeting of stockholders, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath to execute faithfully the duties of inspector with strict impartiality and according to the best of his or her ability. The inspector or inspectors so appointed or designated shall (i) ascertain the number of shares of capital stock of the Corporation outstanding and the voting power of each such share, (ii) determine the shares of capital stock of the Corporation represented at the meeting and the validity of proxies and ballots, (iii) count all votes and ballots, (iv) determine and retain for one hundred eighty (180) days a record of the disposition of any challenges made to any determination by the inspectors, and (v) certify their determination of the number of shares of capital stock of the Corporation represented at the meeting and count of all votes and ballots. Such certification and report shall specify such other information as may be required by law. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders of the Corporation, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for an office at an election may serve as an inspector at such election.

Section 1.13   Conduct of Meetings. The Board of Directors of the Corporation may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chairman of any meeting of stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

Section 1.14   Voting Rights. The stockholders of the Corporation shall have the right to vote only on those matters expressly provided herein or in the Corporation's Certificate of Incorporation or under the DGCL or other applicable law.

ARTICLE II

Board of Directors

Section 2.1   Number; Election and Qualification. The business and affairs of the Corporation shall be managed exclusively by or under the direction by the Corporation's Board of Directors except to the extent otherwise expressly set forth herein, in the Corporation's Certificate of Incorporation and matters reserved to stockholders under any applicable law that cannot be waived or modified. The number of Directors which shall constitute the whole Board of Directors shall initially be determined by resolution of the incorporator(s), and thereafter shall be determined by resolution of the stockholders or the Board of Directors, but in no event shall be less than one (1). The Directors shall be elected at the annual meeting of stockholders by such stockholders as have the right to vote on such election. Directors need not be stockholders of the Corporation.

Section 2.2   Resignation; Removal; Vacancies. The stockholders shall elect Directors at the annual meeting of the stockholders for a term of three (3) years, provided that at the first meeting of the stockholders the terms shall be staggered such that approximately one-third (1/3rd) of the total number of Directors serve for a one-year term, one-third (1/3rd) serve for a two-year term and one-third (1/3rd) serve a three-year term. At the next annual meeting of the stockholders, all Directors up for election shall be elected to three-year terms on a staggered basis so that approximately one-third (1/3rd) shall be elected annually, each of whom shall hold office until his or her successor is elected and qualified. Any Director may resign at any time upon written notice to a member, or to all members, of the Board of Directors. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time. Unless otherwise provided in the Certificate of Incorporation or by law, any Director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of Directors. Any newly created Directorship or any vacancy occurring in the Board of Directors, for any cause, may be filled by a majority of the remaining members of the Board of Directors, even if such majority is less than a quorum, or by a plurality of the votes cast at a meeting of stockholders, and each Director so elected shall hold office until the expiration of the term of office of the Director whom he or she has replaced or until his or her successor is elected and qualified.

Section 2.3   Regular Meetings.   Regular meetings of the Board of Directors may be held without notice at such time and place, either within or without the State of Delaware, as shall be determined from time to time by the Board of Directors; provided, that any Director who is absent when such a determination is made shall be given notice of the determination. A regular meeting of the Board of Directors may be held without notice immediately after and at the same place as the annual meeting of stockholders. Regular meetings of the Board of Directors shall be held at such place or places, on such date or dates, and at such time or times as shall have been established by the Board of Directors and publicized among all Directors. A notice of each regular meeting shall not be required.

Section 2.4   Special Meetings. Special meetings of the Board of Directors may be held at any time or place within or without the State of Delaware whenever called by the CEO, the President, any Vice President, the Secretary, or by any member of the Board of Directors. Notice of a special meeting of the Board of Directors shall be given by the person or persons calling the meeting at least twenty-four hours before the special meeting.

Section 2.5   Telephonic Meetings Permitted. Members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting thereof by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this bylaw shall constitute presence in person at such meeting.

Section 2.6   Quorum. A majority of the total number of the whole Board of Directors shall constitute a quorum at all meetings of the Board of Directors. In the event one or more of the Directors shall be disqualified to vote at any meeting, then the required quorum shall be reduced by one for each such Director so disqualified; provided, however, that in no case shall less than one-third (1/3) of the total number of the whole Board of Directors constitute a quorum. In the absence of a quorum at any such meeting, a majority of the Directors present may adjourn the meeting from time to time without further notice other than announcement at the meeting, until a quorum shall be present.

Section 2.7   Action at Meeting.   At any meeting of the Board of Directors at which a quorum is present, the vote of a majority of those present shall be sufficient to take any action, unless a different vote is specified by law, the Certificate of Incorporation, or these Bylaws.

Section 2.8   Action by Written Consent.   Any action required or permitted to be taken at any meeting of the Board, or of any committee of the Board, may be taken without a meeting, if the action is (i) evidenced by one or more written consents describing the action taken, (ii) signed by the Directors (or as to any committee of the Board, by members of that committee) entitled to vote and whose votes would be sufficient to take the action in question if given at a meeting and (iii) delivered to the CEO of the Corporation for filing with the Corporation's permanent records. A copy of any action taken under this Section 2.8 shall be promptly provided to all Directors entitled to vote who have not signed the written consent(s) in question. Action taken under this Section is effective when Directors entitled to vote and whose votes would be sufficient to take the action in question, if given at a meeting, have signed the consent, unless the consent specifies a different effective date.

Section 2.9   Organization. Meetings of the Board of Directors shall be presided over by the Chairman of the Board, if any, or in his or her absence by the Vice Chairman of the Board, if any, or in his or her absence by the CEO, or in his or her absence by a chairman chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 2.10   Compensation. Unless otherwise restricted by the Certificate of Incorporation, the Board of Directors shall have the authority to fix the compensation of Directors and the CEO.

Section 2.11   Limited Duties. To the fullest extent permitted by law, and notwithstanding any other provision in these Bylaws or in any agreement contemplated herein or applicable provisions of law or equity or otherwise, no Director, in each case in his, her or its capacity as such, shall have any fiduciary duty, or any liability for a breach of fiduciary duty, to the Corporation, any stockholder or any other person; provided, however, that the foregoing shall not eliminate the implied contractual covenant of good faith and fair dealing or eliminate liability for a Director's bad faith violation of the implied contractual covenant of good faith and fair dealing. It is the intent and agreement of the stockholders that all fiduciary duties be, and hereby are, eliminated, and no fiduciary duties shall apply to any action or omission taken by any Director or stockholder (in their capacity as such) or any of their respective affiliates, employees, agents and representative hereunder or in connection with the Corporation.

ARTICLE III

Committees

Section 3.1   Committees. The Board of Directors may, by resolution passed by a majority of the whole Board of Directors, designate one or more committees, each committee to consist of one or more of the Directors of the Corporation. The Board of Directors may designate one or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent permitted by law and to the extent provided in the resolution of the Board of Directors, shall have, and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it. Unless otherwise provided in the Certificate of Incorporation of the resolution of the Board of Directors designating the committee, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

Section 3.2   Committee Rules. Unless the Board of Directors otherwise provides, each committee designated by the Board of Directors may make, alter, and repeal rules for the conduct of its business. In the absence of such rules each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article II of these Bylaws.

ARTICLE IV

Officers

Section 4.1   Executive Officers; Election; Qualifications; Term of Office; Resignation; Removal; Vacancies. The Board of Directors shall elect a CEO and it may, if it so determines, choose a Chairman of the Board and a Vice Chairman of the Board from among its members. The CEO shall appoint a President, and Secretary, and may also choose one or more Vice Presidents, one or more Assistant Secretaries, a Treasurer and one or more Assistant Treasurers. Each such officer shall hold office until his or her successor is elected, or until his or her earlier resignation or removal. Any officer may resign at any time upon written notice to the Corporation. The CEO may remove any officer with or without cause at any time, but such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation. Any number of offices may be held by the same person. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise may be filled by the CEO or by someone invested with this authority by the CEO.

Section 4.2   Powers and Duties of Executive Officers. The officers of the Corporation shall have such powers and duties in the management of the Corporation as may be prescribed in a resolution by the Board of Directors, or otherwise by the CEO, and to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board of Directors and the CEO. The Secretary or another officer shall have the duty to record the proceedings of the meetings of the stockholders and Directors in a book to be kept for that purpose.

Section 4.3   Salaries. Officers of the Corporation shall be entitled to such salaries, compensation or reimbursement as shall be fixed or allowed from time to time by the CEO, someone invested with this authority by the CEO.

Section 4.4   Action with Respect to Securities of Other Corporations. Unless otherwise directed by the Board of Directors, the CEO or any officer of the Corporation authorized by the CEO shall have the power to vote and otherwise act on behalf of the Corporation, in person or by proxy, at any meeting of stockholders of or with respect to any action of stockholders of any other Corporation in which the Corporation may hold securities and otherwise to exercise any and all rights and powers which the Corporation may possess by reason of its ownership of securities in such other Corporation.

ARTICLE V

Stock

Section 5.1   Certificates. All classes of shares in the company shall be uncertificated. However, upon written request, every holder of stock shall be entitled to have a certificate certifying the number and class of shares owned by him or her at that time. This certificate shall be signed by or in the name of the Corporation by (i) the Chairman or Vice Chairman of the Board of Directors, the CEO, the President or a Vice President, and (ii) by the Treasurer or an Assistant Treasurer, or the Secretary, or an Assistant Secretary of the Corporation. Any of or all the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent, or registrar at the date of issue.

Section 5.2   Restrictions on Transfer. Shares of stock of the Corporation may be transferred if and only if, as condition to any such transfer, the stockholder (a) delivers written notice of the intended transfer to the Corporation and such other documentation as the Corporation may require, all in such forms as the Corporation may require, but which notice shall name the proposed transferee and state the number of shares to be transferred, (b) provides evidence to the Corporation that the transfer complies with all applicable federal and state securities laws in such form as the Corporation may require, (c) compiles with any restriction on transfer pursuant to the Certificate of Incorporation, these Bylaws, or any agreement among any number of stockholders, or among such holders and the Corporation, and (d) the Corporation approves such transfer in writing. Prior to authorizing such transfer, the Corporation may require satisfactory evidence of compliance, such as an opinion of counsel. Every certificate for shares of stock of the Corporation that is issued shall have, conspicuously noted on the face or back of the certificate, a statement indicating the existence of any restriction on transfer pursuant to the Certificate of Incorporation, these Bylaws, applicable securities laws, or any agreement among any number of stockholders, or among such holders and the Corporation.

Section 5.3   Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates. The Corporation may issue a new certificate of stock in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or his or her legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

ARTICLE VI

Indemnification and Insurance

Section 6.1   Action, Suit, or Proceeding Other than by or in the Right of the Corporation. The Corporation shall indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Corporation), by reason of the fact that such person is or was, or has agreed to become, a Director or officer of the Corporation, or is or was serving, or has agreed to serve, at the request of the Corporation, as a Director, officer, or trustee of, or in a similar capacity with, another Corporation, partnership, joint venture, trust, or other enterprise (including an employee benefit plan) (a "Fiduciary"), or by reason of any action alleged to have been taken or omitted by such person in any such capacity, against all expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person or on such person's behalf in connection with such action, suit, or proceeding and any appeal therefrom, if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that a person did not act in good faith and in a manner which such person reasonably believed to be in, or not opposed to, the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person's conduct was unlawful. Notwithstanding anything to the contrary in this Article, the Corporation shall not indemnify any person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person unless the initiation thereof was approved by the Board of Directors of the Corporation. Notwithstanding anything to the contrary in this Article, the Corporation shall not indemnify a person to the extent such person is reimbursed from the proceeds of insurance, and in the event the Corporation makes any indemnification payments to a person and such person is subsequently reimbursed from the proceeds of insurance, such person shall promptly refund such indemnification payments to the Corporation to the extent of such insurance reimbursement.

Section 6.2 <u>Actions, Suits, and Proceedings by or in the Right of the Corporation</u>. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was, or has agreed to become, a Director or officer of the Corporation, or is or was serving, or has agreed to serve, at the request of the Corporation, as a fiduciary, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees) actually and reasonably incurred by such person or on such person's behalf in connection with such action, suit, or proceeding and any appeal therefrom, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to, the best interests of the Corporation; <u>provided</u>, <u>however</u>, no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of such liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses (including attorneys' fees) which the Court of Chancery of Delaware or such other court shall deem proper.

Section 6.3 <u>Indemnification for Expenses of Successful Party</u>. Notwithstanding the other provisions of this Article, to the extent that a person has been successful, on the merits or otherwise, in the defense of any action, suit, or proceeding referred to in Section 6.1 or Section 6.2, or in the defense of any claim, issue, or matter therein or on appeal from any such action, suit, or proceeding, such person shall be indemnified against all expenses (including attorneys' fees) actually and reasonably incurred by such person or on such person's behalf in connection therewith. Without limiting the foregoing, if any action, suit, or proceeding is disposed of, on the merits or otherwise (including a disposition without prejudice), without (a) the disposition being adverse to such person, (b) an adjudication that such person was liable to the Corporation, (c) a plea of guilty or <u>nolo contendere</u> by such person, (d) an adjudication that such person did not act in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and (e) with respect to any criminal proceeding, an adjudication that such person had reasonable cause to believe such person's conduct was unlawful, such person shall be considered for the purposes hereof to have been wholly successful with respect thereto.

Section 6.4 <u>Notification and Defense of Claim</u>. As a condition precedent to a person's right to be indemnified, such person must notify the Corporation in writing as soon as practicable of any action, suit, proceeding, or investigation involving such person for which indemnity will or could be sought. With respect to any action, suit, proceeding, or investigation of which the Corporation is so notified, the Corporation will be entitled to participate therein at its own expense and/or to assume the defense thereof at its own expense with counsel reasonably acceptable to such person. After notice from the Corporation to such person of the Corporation's election so to assume the defense of a claim, the Corporation shall not be liable to such person for any legal or other expenses subsequently incurred by such person in connection with such claim, other than as provided below in this Section 6.4. Such person shall have the right to employ such person's own counsel in connection with such claim, but the fees and expenses of such counsel incurred after notice to such person of the Corporation's assumption of the defense thereof shall be at the expense of such person unless (a) the employment of counsel by such person has been authorized by the Corporation, (b) counsel to such person shall have reasonably concluded that there may be a conflict of interest or position on any significant issue between the Corporation and such person in the conduct of the defense of such action, or (c) the Corporation shall not in fact have employed counsel to assume the defense of such action, in each of which cases the reasonable fees and expenses of counsel for such person shall be at the expense of the Corporation, except as otherwise expressly provided by this Article. The Corporation shall not be entitled, without the consent of such person, to assume the defense of any claim brought by or in the right of the Corporation or as to which counsel for such person shall have reasonably made the conclusion provided for in clause (b) above.

Section 6.5 <u>Advancement of Expenses</u>. Subject to the provisions of Section 6.6, if, after receiving notice under this Article, the Corporation does not assume the defense of any action, suit, proceeding, or investigation brought against a person who is or was, or has agreed to become, a Director or officer of the Corporation, or is or was serving, or has agreed to serve, at the request of the Corporation, as a Fiduciary, any expenses (including attorneys' fees) incurred by such person in defending a civil or criminal action, suit, proceeding, or investigation or any appeal therefrom shall be paid by the Corporation in advance of the final disposition of such matter; <u>provided</u>, <u>however</u>, that the payment of such expenses incurred by such person in advance of the final disposition of such matter shall be made only upon receipt of an undertaking by or on behalf of such person to repay all amounts so advanced in the event that it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this Article. Such undertaking shall be accepted without reference to the financial ability of such person to make such repayment.

Section 6.6 <u>Procedure for Indemnification</u>. In order to obtain indemnification or advancement of expenses pursuant to Sections 6.1, 6.2, 6.3, or 6.5, a person shall submit to the Corporation a written request, including in such request such documentation and information as is reasonably available to such person and is reasonably necessary to determine whether and to what extent such person is entitled to indemnification or advancement of expenses. Any such indemnification or advancement of expenses shall be made promptly, and in any event within sixty (60) days after receipt by the Corporation of such person's written request therefor (the "<u>Determination Period</u>"), unless with respect to requests under Sections 6.1, 6.2, or 6.5 the Corporation determines within the Determination Period that such person did not meet the applicable standard of conduct set forth in Section 6.1 or Section 6.2, as the case may be. Such determination shall be made in each instance (a) by a majority vote of the Directors of the Corporation who are not parties to the action, suit, or proceeding in question, even though less than a quorum, (b) by a committee of such Directors designated by majority vote of such Directors, even though less than a quorum, (c) if there are no such Directors, or if such Directors so direct, by independent legal counsel (who may, to the extent permitted by law, be regular legal counsel to the Corporation) in a written opinion, or (d) by the stockholders.

Section 6.7 <u>Subsequent Amendment</u>.   No amendment, termination, or repeal of this Article or of the relevant provisions of the Delaware General Corporation Law or any other applicable laws shall affect or diminish in any way the rights of a person to indemnification or advancement of expenses under the provisions hereof with respect to any action, suit, proceeding, or investigation arising out of or relating to any actions, transactions, or facts occurring prior to the final adoption of such amendment, termination, or repeal.

Section 6.9 <u>Other Rights</u>.   The indemnification and advancement of expenses provided by this Article shall not be deemed exclusive of any other rights to which a person seeking indemnification or advancement of expenses may be entitled under any law (common or statutory), agreement or vote of stockholders or disinterested Directors, or otherwise, both as to action in such person's official capacity and as to action in any other capacity while holding office for the Corporation, and shall continue as to a person who has ceased to be a Director or officer, and shall inure to the benefit of the estate, heirs, executors, and administrators of such person. Nothing contained in this Article shall be deemed to prohibit, and the Corporation is specifically authorized to enter into, agreements with officers and Directors providing indemnification rights and procedures different from those set forth in this Article. In addition, the Corporation may, to the extent authorized from time to time by its Board of Directors, grant indemnification rights to other employees or agents of the Corporation or other persons serving the Corporation and such rights may be equivalent to, or greater or less than, those set forth in this Article.

Section 6.10 <u>Partial Indemnification</u>.   If a person is entitled under any provision of this Article to indemnification by the Corporation for a portion of the expenses (including attorneys' fees), judgments, fines, or amounts paid in settlement actually and reasonably incurred by such person or on such person's behalf in connection with any action, suit, proceeding, or investigation and any appeal therefrom but not, however, for the total amount thereof, the Corporation shall nevertheless indemnify such person for the portion of such expenses (including attorneys' fees), judgments, fines, or amounts paid in settlement to which such person is entitled.

Section 6.11 <u>Insurance</u>.   The Corporation may purchase and maintain insurance, at its expense, to protect itself and any Director, officer, employee, or agent of the Corporation or another Corporation, partnership, joint venture, trust, or other enterprise (including any employee benefit plan) against any expense, liability, or loss incurred by any such person in any such capacity, or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against such expense, liability, or loss under the Delaware General Corporation Law.

Section 6.12 <u>Merger or Consolidation</u>.   If the Corporation is merged into or consolidated with another Corporation and the Corporation is not the surviving Corporation, the surviving Corporation shall assume the obligations of the Corporation under this Article with respect to any action, suit, proceeding, or investigation arising out of or relating to any actions, transactions, or facts occurring prior to the date of such merger or consolidation.

Section 6.13 Savings Clause.   If this Article or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each person otherwise entitled to indemnification under this Article as to any expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement in connection with any action, suit, proceeding, or investigation, whether civil, criminal, or administrative, including an action by or in the right of the Corporation, to the fullest extent permitted by any applicable portion of this Article that shall not have been invalidated and to the fullest extent permitted by applicable law.

Section 6.14 Definitions.   Terms used herein and defined in Section 145(h) and Section 145(i) of the DGCL shall have the respective meanings assigned to such terms in such Section 145(h) and Section 145(i).

Section 6.15 Subsequent Legislation.   If the Delaware General Corporation Law is amended after adoption of this Article to expand further the indemnification permitted to be made to persons otherwise entitled to indemnification under this Article, then the Corporation shall indemnify such persons to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

ARTICLE VII

Sale of the Corporation

Section 7.1   Drag-Along Right. In the event that the holders of more than fifty percent (50%) of the outstanding voting shares of the Corporation (the "Dragging Stockholders") approve in writing a Sale of the Corporation, or division of Corporation, specifying that this Article 7 shall apply to such transaction, and if such Sale of the Corporation has been approved by the Corporation's Board of Directors, then each Stockholder hereby agrees as follows:

(i)   if such transaction requires Stockholder approval, with respect to all shares of Capital Stock that such Stockholder owns or over which such Stockholder otherwise exercises voting power, then the Stockholder agrees to vote (in person, by proxy or by action by written consent, as applicable) all shares of Capital Stock held by such Stockholder in favor of such Sale of the Corporation (together with any related amendment to the Corporation's Certificate of Incorporation required in order to implement such Sale of the Corporation) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Corporation to consummate such Sale of the Corporation;

(ii)   if such transaction is a Stock Sale, then the Stockholder agrees to sell the same proportion of Shares of Capital Stock beneficially held by such Stockholder as is being sold by the Dragging Stockholders (including all Shares owned by said Stockholder) to the person or entity to whom the Dragging Stockholders propose to sell their Shares, and, except as permitted in Section 7.2 below, on the same terms and conditions as the Dragging Stockholders;

(iii)   to execute and deliver all related documentation and take such other action in support of the Sale of the Corporation as shall reasonably be requested by the Corporation or the Dragging Stockholders in order to carry out the terms and provision of this Article 7, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents;

(iv)   not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any shares of Capital Stock owned by such Stockholder or Affiliate in a voting trust or subject any such Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquirer in connection with the Sale of the Corporation;

(v)   to refrain from exercising any dissenters' rights or rights of appraisal or any similar rights under applicable law at any time with respect to such Sale of the Corporation;

(vi)   if the consideration to be paid in exchange for the Shares of Capital Stock pursuant to this Article 7 includes any securities, and due receipt thereof by any Stockholder would require under applicable law (A) the registration or qualification of such securities, or of any Person as a broker or dealer or agent with respect to such securities, or (B) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act of 1933, as amended, then the Corporation may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Corporation) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for such Shares; and

(vii)   any stockholder that fails to comply with the terms of this Article VII shall indemnify and hold the Corporation and the other stockholders harmless from any loss, liability, cost or expense (including reasonable attorneys' fees) in enforcing the terms of this Article VII or otherwise arising from or relating to any such failure to comply.

7.2   Exceptions. Notwithstanding the foregoing, a Stockholder will not be required to comply with Section 7.1 above in connection with any Sale of the Corporation unless:

(i)   the Stockholder shall not be liable for the inaccuracy of any representation or warranty made by any other Person in connection with such proposed Sale of the Corporation, other than the Corporation (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Corporation as well as breach by any Stockholder of any of identical representations, warranties and covenants provided by all Stockholders);

   (ii) such Stockholder's liability shall be limited to the amount of consideration actually paid to such Stockholder in connection with such proposed Sale of the Corporation, except with respect to claims related to fraud or willful breach or misrepresentation by such Stockholder, the liability for which need not be limited as to such Stockholder;

   (iii) upon the consummation of such proposed Sale of the Corporation each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their Shares of Common Stock; and

   (iv) subject to clause (iii) above, requiring the same form of consideration to be available to the holders of any single class or series of Capital Stock, if any holders of any Capital Stock of the Corporation are given an option as to the form and amount of consideration to be received as a result of such proposed Sale of the Corporation, all holders of such Capital Stock will be given the same option.

  7.3 <u>Sale of the Corporation</u>. For purposes of these Bylaws, a sale of the Corporation means a liquidation, dissolution, or winding-up of the Corporation and also means and includes (a) the acquisition of the Corporation by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger, or consolidation), that results in the transfer of fifty percent (50%) or more of the outstanding voting power of the Corporation; or (b) a merger or consolidation in which the Corporation is a constituent party; (c) a sale or other transfer, howsoever effected, whether by sale of assets, equity, lease, license, or otherwise of all or substantially all of the business of the Corporation; or (d) a transaction or series of related transactions in which a person or group of related persons acquired from Stockholders of the Corporation shares representing more than fifty percent (50%) of the outstanding voting power of the Corporation.

**ARTICLE VIII**

**<u>Miscellaneous</u>**

  Section 8.1 <u>Fiscal Year</u>. The fiscal year of the Corporation shall be determined by resolution of the Board of Directors.

  Section 8.2 <u>Seal</u>. The Board of Directors shall have the power to adopt and alter the seal of the Corporation.

  Section 8.3 <u>Waiver of Notice of Meetings of Stockholders, Directors and Committees</u>. Any written waiver of notice, signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, to the transaction of any business because the meeting is not lawfully called or convened. In this case, the person shall be required to state their objection at the beginning of the meeting. Neither the business to be transacted at, nor the purpose of any regular or special meeting of the stockholders, Directors, or members of a committee of Directors need be specified in any written waiver of notice.

Section 8.4   Interested Directors; Quorum. No contract or transaction between the Corporation and one or more of its Directors or officers, or between the Corporation and any other Corporation, partnership, association, or other organization in which one or more of its Directors or officers are Directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the Director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because his or her or their votes are counted for such purpose, if:

(1) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee, in good faith, authorizes the contract or transaction by the affirmative votes of a majority of the disinterested Directors, even when the disinterested Directors are less than a quorum; or

(2) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stock-holders; or

(3) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved, or ratified, by the Board of Directors, a committee thereof, or the stockholders.

Interested Directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

Section 8.5   Corporate Records. The original or attested copies of the Certificate of Incorporation, Bylaws, and records of all meetings of the incorporators, stockholders and the Board of Directors and the stock and transfer records, which shall contain the names of all stockholders, their record addresses and the amount of stock held by each, shall be kept at the principal office of the Corporation, at the office of its counsel, or at an office of its transfer agent.

Section 8.6   Inspection of Records. The stockholders of the Corporation shall have the right to inspect the records of the Corporation to the extent and in the manner set forth in Section 220 of the DGCL or any successor provision.

Section 8.7   Execution of Instruments. Subject to any limitations which may be set forth in a resolution of the Board of Directors, all deeds, leases, transfers, contracts, bonds, notes and other obligations to be entered into by the Corporation in the ordinary course of its business without director action may be executed on behalf of the Corporation by the CEO, a President, or by any other officer, employee or agent of the Corporation as the Board of Directors may authorize.

Section 8.8   <u>Facsimile, Conformed, or Electronic Signatures.</u> The Corporation may rely upon the facsimile, conformed, or electronic signature of any person if delivered by or on behalf of such person or entity in a manner evidencing an intention to permit such reliance. A document delivered by e-mail, fax, or other means of electronic transmission shall be deemed, upon receipt by the Corporation, in legible form, to constitute a writing even if not reproduced in paper form. Any such electronic transmission sent by a person or entity in a manner evidencing an intention to consent to a given action shall be deemed to be signed if such transmission sets forth, or is delivered with, information by which the Corporation can in good faith determine that the transmission is sent by such person or entity or by an agent authorized to sliver such consent for such person or entity.

Section 8.9   <u>Forum.</u> Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders; (iii) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation arising pursuant to any provision of the DGCL, the Certificate of Incorporation or the Bylaws of the Corporation; or (iv) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation governed by the internal affairs doctrine.

Section 8.10   <u>Amendment of Bylaws; Conflict with Other Documents</u>. These Bylaws may be altered, amended or repealed, or new bylaws may be adopted, by the affirmative vote of the Board of Directors, subject to the power of the stockholders of the Corporation to alter or repeal any bylaw whether adopted by them or otherwise. In the event of a conflict between the terms of these bylaws and the terms of the Corporation's Certificate of Formation or any shareholders' agreement (or any other agreement among the shareholders of the Corporation, if any), the terms of such Certificate and/or such agreement shall control.

EXHIBIT E: Prototype Construction Agreement

1. Background

1.1. Alpine Skiing and Climate Change

The economics of ski-areas are heavily dependent on random fluctuations in winter weather conditions. Since most of the operating costs are fixed, the amount of snow, especially ahead of major holiday periods, has a disproportionate impact on profitability. In recent years, this problem has been exacerbated by the effects of climate change, which have introduced the potential for a trend line of shorter seasons, declining snow fall, and more frequent rain events. Ski-areas have attempted to address these growing problems by making progressively larger investments in snowmaking equipment.

Snowmaking can bring a measure of control over the fluctuations of the weather, which, in turn, can help improve revenue predictability. Artificial snow enables ski resorts to attract skiers with more consistent snow conditions and to extend the duration of the season.

However, this strategy has significant costs. The process of making artificial snow is energy intensive and expensive. The cost of electricity for snowmaking alone can account for between one half to three quarters of the total electricity budget for resorts with extensive snowmaking capabilities. Moreover, in many cases, this electricity is made with fossil fuels, which has been shown to contribute to climate change. In this way, the process of making snow may be furthering the very problem snowmaking is intended to address.

1.2. Snowmaking Energy Requirements

The industry has attempted to reduce the energy required to make snow by improving the efficiency of the equipment. This has helped lower costs, but despite these improvements, for most resorts, snowmaking remains the largest source of electric power consumption. Our analysis suggests that, for most ski-areas, pumping water uphill accounts for more than 80% of the energy required to make snow.

While configurations vary, water is generally pumped from rivers and lakes significant horizontal distances and then uphill to the snow guns. A typical ski-area in the U.S. spends $200,000 - $450,000 on electricity to pump water. When this energy is generated with fossil fuels, such as natural gas, it produces 1 to 2 thousand tons of carbon dioxide. The electricity consumed during snowmaking at a single mid-sized ski-area each season would be enough to power a town of 240,000-400,000 houses for 28 days. The volume of water consumed is the equivalent of a large water truck driving up a mountain every minute.

1.3. Snowmaking Technology Improvements

Natural snow is formed when water vapor condenses and freezes in the form of small crystalline ice structures. Artificial snow making equipment simulates these conditions by spraying fine particles of water into the air. If the temperature is sufficiently low, the water droplets freeze into crystals and fall to the ground as snow.

Snowmaking equipment comes in a variety of forms, including elevated towers, fan-based cannons, and ground-level guns, but they are all designed to maximize the time the fine particles of water travel in the air. Injecting compressed air, for example, gives the particles a higher initial velocity, using tall towers increases the vertical distance they must travel before reaching the ground, and a powerful fan helps increase the time the particles are suspended in the air.

Over the last several years, manufacturers have invested in a variety of mechanisms to improve equipment efficiency by finding ways to lower inlet water pressure requirements and to reduce the need for air compressors. This has led to improvements in nozzle design, to the use of additives in the water, to the employment of large fans, and to the introduction of tower-based designs. At least one manufacturer, Ratnik Industries, Inc. ("Ratnik"), has designed a tower-based snow gun that eliminates the need for air compressors.

However, little progress has been made in finding a way to reduce the cost of pumping water to supply the snow guns. Even before improvements in efficiency, which have lowered compressed air requirements, pumping the water already represented the largest source of energy usage for many ski-areas. With the increasing use of high efficiently snowmaking equipment, the percentage of the energy used to pump water has only increased.

The energy required to pump water is proportional to the increase in elevation, the pipe resistance, and the inlet pressure required by the snow gun. Designers of snowmaking systems size pumps to operate at maximum levels of efficiency, but in the end, the pumps still have to send the water thousands of feet uphill through a network of narrow pipes, which is an energy intensive process. The only way to eliminate pumping costs is to use a water source located above the snow gun. Most ski-areas have high-elevation springs and streams but extracting this water has been difficult.

1.4. Availability of High-Elevation Water

Depending on the mountain's soil characteristics, precipitation either infiltrates into the ground, or flows along the surface gathering into streams. Some of the precipitation that is absorbed into the ground is retained in the root zone, where it is used by plants. The rest will continue to seep downward, within the mountain, until it reaches a depth below which all the spaces between the particles of sediment are filled, or saturated, with water. This is known as ground water. The water table is the top of the saturated zone. When the saturated zone can yield a significant volume of ground water, it is called an aquifer.



Figure 1: The hydrologic Cycle

A spring is formed when the ground water reaches an impermeable layer within the mountain, such as clay, and eventually breaks though the surface. Mountain eventually discharge into rivers or lakes. Water that does not break though the surface in this way replenishes aquifers.

Aquifers, streams, and springs often form at high elevations and the technology for extracting water from them is well established. Wells are used to extract water from aquifers and water collection systems can be installed to divert water from springs or streams.

A water balance analysis of a typical mountain basin will show there is enough high-elevation water to meet the snowmaking needs for most ski-areas, however individual high-elevation mountain streams are not large enough to supply the necessary quantities. To obtain enough water, ski-areas would need to build a water collection and distribution system by gathering from several sources and routing the water to the snow-guns.

Such a system would be difficult to operate in harsh winter conditions. High-elevation streams are often in hard-to-reach locations and the surrounding snow can make them inaccessible, or difficult to reach, in a timely manner. The need for manual operation can be avoided by employing remote control valves, but many high-elevation streams are in locations with no access to external power. Batteries, which could be used to store the required energy to operate remote control equipment, may not last for an entire season. Extreme temperatures, common in most ski-areas, can damage sensitive electronics and water left inside the network will freeze, potentially rupturing pipes. Also, groundwater extracted from underground water tables will emerge at temperatures well above freezing and must be cooled before it can be used for snowmaking.

Moreover, water extraction is intensely regulated by federal and state agencies, requiring permits, monitoring, and regular reporting for every collection point. However, these resources are important to the local ecology and are frequently critical to the regional economy. Since water travels great distances, upstream extraction can have a profound impact on aquifers, lakes, and reservoirs located many miles away. For this reason, water use is strictly regulated and controlled by a variety of government agencies. While rules vary from place to place, regulatory agencies generally impose a limit on the percentage of water that can be extracted by upstream landowners along with monitoring and reporting requirements.

These and other obstacles have prevented ski areas from sourcing their snowmaking water needs from high-elevation sources, and while the equipment has become more efficient, the water pumping methodology used to supply water has not changed in 50 years.

2. SnowPod Water Gathering and Distribution System

2.1. SnowPod Technology

The Renewable Snowmaking Company (ReNewSnow) has developed and patented technology to address the operational and regulatory problems of operating a water gathering and distribution system at a ski-area:

a. **Hard to access.** A diverter vale located near the collection system may not be easily accessible during winter conditions. High elevation mountain springs, streams, or aquifers are often located in remote parts of the mountain, and the surrounding snow can make them inaccessible, or simply difficult to access within a reasonable period.

b. **Distributed gathering system.** A single high elevation spring, stream, or aquifer will usually not have the capacity to supply water in sufficient quantities. At the same time, a distributed water collection system involving the aggregation of many water sources is cumbersome and time consuming to manage, compared to when the entire supply is taken from a single source.

c. **Risk of freezing.** To prevent freezing, the water piping must drain completely when not in use. During much of the season, the diverter unit itself will often be buried under several feet of snow and ice. This means that any venting designed to allow the water to drain by gravity, must be able to function when the diverter assembly is covered in snow and ice.

d. **Electronic component exposure to hard temperatures.** Any mechanical or electrical components that might fail under extreme cold conditions, needs to be isolated from the cold.

e. **No external power sources.** High-elevation springs, streams, and aquifers are usually at locations without access to external power and bringing power cables to these remote locations may be cost prohibitive. Vertical wells require ac power for pumping equipment. Horizontal wells do not require ac power to pump the water, but if the flow is to be controlled, a shut off valve would be required. Since these wells may be in remote parts of the mountain, the surrounding snow can make their flow control valves inaccessible, or simply difficult to access within a reasonable period.

f. **Groundwater is too warm.** Groundwater, which will generally emerge at a temperature of 50 F or higher, will need to be cooled to meet inlet temperature specifications for snowmaking equipment.

Ski-areas using the SnowPod system to supply their snowmaking equipment will save 30% compared to the cost of the energy needed to pump an equivalent volume of water from their legacy source. Additional benefits include:

(a) reducing or eliminating the carbon footprint associated with snowmaking
(b) faster recovery from rain events by using legacy water supply networks in combination with our SnowPod system
(c) the potential for extending the ski-season by taking advantage of lower operating costs,

(d) the potential for adding snowmaking to trails not currently covered by legacy water supply systems,

(e) the opportunity to eliminate the capital required to replace or expand legacy water supply systems, and

(f) the potential to lower legacy system maintenance costs, since they would experience less wear and tear.

2.2. Working Prototype

Scientific Solutions, Inc., ("SSI") proposes to assemble, build, permit, and install a prototype SnowPod water delivery system at Saddleback ski-area in Maine, or similar resort (the "Ski-Area"). Saddleback is the third largest ski-area in Maine, with 220 acres of skiable terrain, 66 trails, and a summit elevation of 4,230 ft, and they have expressed an interest in hosting ReNewSnow's first demonstration unit at one of their trails.

ReNewSnow plans to leverage this demonstration unit to lease or license the SnowPod system to other ski-areas in North America, and in time, worldwide.

3. Scope of Work

The project will be completed for a fixed price of $500,000 and will include the following three elements:

1. **Ski-Area Agreement** - Work with Saddleback ski-area, or similar resort, to secure their permission to install the prototype and their cooperation during the design, permitting, and installation phases.
2. **Regulatory Requirements**- Work with state and regulatory agencies to obtain all necessary permits.
3. **SnowPod Prototype Design** - Design, build, and install water gathering and distribution system using the technology described in the U.S. Patent Application No. US 2020/0393184 A1, published on December 17, 2020 (Exhibit B).

3.1. Ski-Area Agreement

Work with the Ski-Area to select an appropriate location to install the SnowPod prototype and enter into an agreement for the installation of the equipment such as the Memorandum of Understanding shown in Exhibit A. If possible, this agreement should allow a sign to be placed next to the snow gun displaying the company name (ReNewSnow) and indicating the associated energy and carbon savings.

3.2. Regulatory Requirements

Scientific Solutions will perform a hydrologic analysis of the Ski-Area and obtain all regulatory permits required to support the installation of the prototype. If the permitting for a large-scale installation (2,000 to 5,000 gpm) are different, SSI will provide ReNewSnow with a list describing these requirements.

This will include:

a) Determine the water chemistry and temperature of the water source, including parameters which could impact equipment operability such as acidity (pH).
b) Obtain all required necessary permits and address all regulatory staff questions.
c) Identify any other regulatory constraints, such as zoning rules, and obtain the necessary approvals to install the prototype.
d) Prepare of a schedule showing all permits that would be required for a large-scale installation (2,000 to 5,000 gpm), indicating the typical processing times.
e) Prepare a schedule showing the parameters a large-scale SnowPod system will need to monitor to prepare the necessary regulatory reports.
f) Report on how the water collection method (surface or subsoil) impacts regulatory requirements and system cost.
g) Itemize of the cost of regulatory filings, including an estimate of how these costs would change for a full system installation (2,000 to 5,000 gpm).

h) Report on any regulatory compliance risks which might impact the operation of the prototype, and of a large-scale system installation.

3.3. SnowPod Prototype Design

The SnowPod prototype design shall include all aspects of the system, including a water gathering mechanism, a water diverter, and a water supply unit, as shown in Figure 2. Each element shall be designed in sufficient detail to enable procurement of its components.

The design process shall proceed in two phases. First a preliminary design will be presented to ReNewSnow for their review and approval. This will include options to lower cost and/or improve the system's functionality and performance.



Via Hydrologic Cycle
Water Source(s) (e.g., Mountain Spring, Stream, or Aquifer)
Water Distribution System 1000
Water Diverter Unit 100
Water Supply Unit 200
Discharge Point
Discharge Point
Endpoint Apparatus 2000
Output:
Water
Snow
Via Hydrologic Cycle

Figure 2: Snow Pod System Diagram

ReNewSnow will review the preliminary design, and work with SSI to make a final decision on the cost/performance tradeoffs.

Scientific Solutions will then present a final design, incorporating the ReNewSnow's cost performance choices.

Instrumentation: The design documents will specify:

a) Instrumentation needed to monitor temperature and flow at (a) the collection unit, (b) the diverter unit, and (c) the supply unit. The water supply unit must also have the ability to control the supply pump and monitor its input and output pressure conditions.
b) Instrumentation needed to operate valves and pumps remotely.
c) Equipment needed to transmit this information to a control unit, including any range limitations.
d) Equipment needed to collect, track, and display the information, and to print reports suitable for somital to regulatory agencies.
e) A mechanism to use this information to create automatic reports for regulatory agencies.
f) Software required to operate the system and generate the reports, including a flow chart or similar outline, defining the code's inputs, outputs, and high-level logic. The documentation should be suitable for a software developer to code the application.
g) A mechanism to automatically adjust the supply unit to deliver water at the temperature and pressure input specifications for the snow-guns.

h) The environmental operating window (e.g., temperature, humidity) for all electronic components.
i) The energy/power requirements for all electronic components.
j) The cost for all main components, and recommended suppliers.

Mechanical: The documents will include detailed design diagrams of all major components including the collection unit, the diverter unit, and the supply unit. All components will be designed to operate under harsh winter conditions, as are normally experienced in ski-areas, and to resist corrosion when exposed to mountain water.

For each unit, the design documentation will specify:

a) The required functionality, needed to deliver water to snowmaking equipment at the required temperature and pressure conditions, as determined by the snow-gun equipment manufacturer.
b) All major components, including supplier model numbers and cost.
c) All required piping, including materials, dimensions, and cost. Materials for piping inside the diverter unit should provide sufficient heat conductivity to maintain the inside space within the design specifications of the electronic equipment.
d) All valves, including remote actuated valves needed to permit remote operation.
e) Turbine generator and battery, suitable for generating and storing energy required to operate all electronic components.
f) Casing materials and dimensions, including insulation needed to keep electronic components within operating temperature ranges by capturing thermal energy from the ground water.
g) Power requirements for valves, pumps, and motors, including remote control capability.
h) Estimated cost of all components, with details on supplier model or part numbers.
i) A list of all design assumptions

The water supply unit shall be capable of delivering the water to the snow-gun at the temperature and pressure input conditions defined by the snow-gun manufacturer. This will include a heat exchanger needed to lower the temperature and a pump to increase output pressure. The design may assume electric power will be available for the water supply unit, but not for the diverter or collection units. The system will provide the ability for the temperature and pressure to be controlled remotely.

The system will be designed to fail safe under conditions which may occur during normal operation, such as (a) loss of power to any unit, (b) insufficient water flow, (c) pipe rupture. All valves and pumps must have the ability to be controlled remotely but should also be able to be operated on-site.

3.4. SnowPod Installation

Scientific Solutions will procure all required parts, assemble the major components, and install the SnowPod system at Saddleback ski-area or similar resort. This will include:

a) Hiring and managing field technicians, engineers, and consultants.
b) Ensuring the installation is performed in accordance with the Ski-Area's rules and safety protocols.
c) Supervising all sub-contractors hired and addressing their questions

3.5. Deliverables

1. Ski-Area Agreement.
2. Regulatory report, as described in Section 3.3 Regulatory Requirements.
3. Preliminary SnowPod engineering design, as described in the Scope of Work section
4. Working SnowPod system installed at a ski-area, as described in Scope of Work section
5. Final report, prepared at the end of the first full ski-season in which the system operated, describing lessons learned and suggesting opportunities for improvement.

3.6. Payment Schedule

Payments made within 10 days of successful completion of the following milestones:

1	ReNewSnow provides notice to begin work	25,000
2	Ski-Area Agreement	50,000
3	Regulatory report	25,000
4	Preliminary engineering design	75,000
5	Final engineering design	75,000
6	SnowPod system installed at Ski-Area	100,000
7	Demonstration of SnowPod system operation (winter conditions)	75,000
8	Completion of first Ski-Season season	75,000

4. Construction Services Contract

This Construction Contract (the "Contract" or "Agreement") is made as of August 01, 2021 (the "Effective Date") by and between Renewable Snowmaking Company, Inc. of 305 Commercial Street, Portland, Maine 04101, and Scientific Solutions, Inc. of 305 Commercial St., Portland, Maine 04101.

Scientific Solutions, Inc. desires to provide Construction services to Renewable Snowmaking Company, Inc. and Renewable Snowmaking Company, Inc. desires to obtain such services from Scientific Solutions, Inc.

THEREFORE, in consideration of the mutual promises set forth below, the parties agree as follows:

1. DESCRIPTION OF SERVICES. Beginning on August 01, 2021, Scientific Solutions, Inc. will provide to Renewable Snowmaking Company, Inc. the services described in the Scope of Work (Section 3) (collectively, the "Services").

2. SCOPE OF WORK. Scientific Solutions, Inc. will provide all services, materials and labor for the construction and installation of a SnowPod water gathering and distribution system described in Section 3 of this proposal at Saddleback ski-area located at: 976 Saddleback Mountain Road, Rangeley, Maine, 04970, or similar resort, hereinafter referred to as ("Worksite").

This includes building and construction materials, necessary labor and site security, and all required tools and machinery needed for completion of construction.

3. PLANS, SPECIFICATIONS AND CONSTRUCTION DOCUMENTS. Scientific Solutions, Inc. will make available to Renewable Snowmaking Co. all plans, specifications, drawings, blueprints, and similar documents necessary for Scientific Solutions, Inc. to provide the Services described herein. Any such materials shall remain the property of Renewable Snowmaking Company, Inc. Scientific Solutions, Inc. will promptly deliver all such materials to Renewable Snowmaking Company, Inc. upon completion of the Services.

4. COMPLIANCE WITH LAWS. Scientific Solutions, Inc. shall provide the Services in a workmanlike manner, and in compliance with all applicable federal, state and local laws and regulations, including, but not limited to all provisions of the Fair Labor Standards Act, the Americans with Disabilities Act, and the Federal Family and Medical Leave Act.

5. WORK SITE. Scientific Solutions Inc. understands that Renewable Snowmaking Company, Inc. does not own the property herein described. Prior to the start of construction, Scientific Solutions shall enter into an agreement with the property owner (the "Ski-Area") to obtain access to the Worksite, permission to install the SnowPod water gathering and distribution system, and to connect its water supply line to the Ski-Area's snow-gun. This agreement shall specify that the Renewable Snowmaking Company shall remain the owner of the SnowPod water gathering and distribution system and shall have the right to remove any portion of the system at any time. An example of such an agreement is included as Exhibit A.

6. MATERIALS AND/OR LABOR PROVIDED. Scientific Solutions, Inc. shall provide to Renewable Snowmaking Company, Inc. a List of each and every party furnishing materials and/or labor to Scientific Solutions, Inc. as part of the Services, and the dollar amounts due or expected to be due with regards to provision of the Services herein described.

 7. PAYMENT. Payment shall be made to Scientific Solutions, Inc., Portland, Maine 04101.

Renewable Snowmaking Company, Inc. agrees to pay Scientific Solutions, Inc. in installments as described in section 3.6 Payment Schedule.

If any invoice is not paid when due, interest will be added to and payable on all overdue amounts at 2 percent per year, or the maximum percentage allowed under applicable laws, whichever is less. Renewable Snowmaking Company, Inc. shall pay all costs of collection, including without limitation, reasonable attorney fees.

In addition to any other right or remedy provided by law, if Renewable Snowmaking Company, Inc. fails to pay for the Services when due, Scientific Solutions, Inc. has the option to treat such failure to pay as a material breach of this Contract, and may cancel this Agreement and/or seek legal remedies.

8. TERM. Scientific Solutions, Inc. shall commence the work to be performed within 30 days of receiving the first installment payment and shall complete the work within twelve months, time being of the essence of this contract.

Upon completion of the project, Renewable Snowmaking Company, Inc. agrees to sign a Notice of Completion within ten (10) days after the completion of the contract. If the project passes its final inspection and Renewable Snowmaking Company, Inc. does not provide the Notice, Scientific Solutions, Inc. may sign the Notice of Completion on behalf of Renewable Snowmaking Company, Inc..

Any alteration or deviation from the above contractual specifications that results in a revision of the contract price will be executed only upon the parties entering into a written change order.

9. PERMITS. Scientific Solutions, Inc. shall apply for and obtain any necessary permits and licenses required by the local municipal/county government to do the work, the cost thereof shall be included as part of the Payment to Scientific Solutions, Inc. under this Contract.

10. INSURANCE. Before work begins under this Contract, Scientific Solutions, Inc. shall furnish certificates of insurance to Renewable Snowmaking Company, Inc. substantiating that Scientific Solutions, Inc. and its subcontractors have placed in force valid insurance covering its full liability under the Workers' Compensation laws of the State of Maine and shall furnish and maintain general liability insurance, and builder's risk insurance for injury to or death of a person or persons, and for personal injury or death suffered in any construction related accident and property damage incurred in rendering the Services.

11. WORK PRODUCT OWNERSHIP. Any copyrightable works, ideas, discoveries, inventions, patents, products, or other information (collectively the "Work Product") developed in whole or in part by Scientific Solutions, Inc. in connection with the Services will be the exclusive property of Renewable Snowmaking Company, Inc.. Upon request, Scientific Solutions, Inc. will execute all documents necessary to confirm or perfect the exclusive ownership of Renewable Snowmaking Company, Inc. to the Work Product.

12. CONFIDENTIALITY. Scientific Solutions, Inc., and its employees, agents, or representatives will not at any time or in any manner, either directly or indirectly, use for the personal benefit of Scientific Solutions, Inc., or divulge, disclose, or communicate in any manner, any information that is proprietary to Renewable Snowmaking Company, Inc.. Scientific Solutions, Inc. and its employees, agents, and representatives will protect such information and treat it as strictly confidential. This provision will continue to be effective after the termination of this Contract.

Upon termination of this Contract, Scientific Solutions, Inc. will deliver to Renewable Snowmaking Company, Inc. all records, notes, documentation and other items that were used, created, or controlled by Scientific Solutions, Inc. during the term of this Contract.

13. INDEMNIFICATION. With the exception that this Section shall not be construed to require indemnification by Scientific Solutions, Inc. to a greater extent than permitted under the public policy of the State of Maine, Scientific Solutions, Inc. may agree to indemnify Renewable Snowmaking Company, Inc. against, hold it harmless from and defend Renewable Snowmaking Company, Inc. from all claims, loss, liability, and expense, including actual attorneys' fees, arising out of or in connection with Scientific Solutions, Inc.'s Services performed under this Contract. This indemnity shall be provided even if Renewable Snowmaking Company, Inc. is partly responsible for the claim, damage, injury or loss, but Scientific Solutions, Inc. shall not provide indemnity against claims or losses deemed to be caused by the negligence, willful misconduct, or breach of contract of Renewable Snowmaking Company, Inc. or Renewable Snowmaking Company, Inc.'s agents or employees.

14. WARRANTY. Scientific Solutions, Inc. shall provide its services and meet its obligations under this Contract in a timely and workmanlike manner, using knowledge and recommendations for performing the services which meet generally acceptable standards in Scientific Solutions, Inc.'s community and region, and will provide a standard of care equal to, or superior to, care used by service providers similar to Scientific Solutions, Inc. on similar projects. Scientific Solutions, Inc. shall construct the structure in conformance with the plans, specifications, and any breakdown and binder receipt signed by Scientific Solutions, Inc. and Renewable Snowmaking Company, Inc..

In addition to any additional warranties agreed to by the parties, the contractor warrants that the work will be free from faulty materials; constructed according to the standards of the building code applicable for this location; constructed in a skillful manner and fit for appropriate use. The warranty rights and remedies set forth in the Maine Uniform Commercial Code apply to this contract.

15. FREE ACCESS TO WORKSITE. Scientific Solutions Inc. shall obtain from the Ski-Area permission to access to work areas for workers and vehicles and will allow areas for the storage of materials and debris. Driveways will be kept clear for the movement of vehicles during work hours. Scientific Solutions, Inc. will make reasonable efforts to protect driveways, lawns, shrubs, and other vegetation. Scientific Solutions, Inc. also agrees to keep the Worksite clean and orderly and to remove all debris as needed during the hours of work in order to maintain work conditions which do not cause health or safety hazards.

16. UTILITIES. Scientific Solutions, Inc. shall obtain permission from the Ski-Area to access their water and electrical service and to connect the SnowPod to their permanent electrical service.

17. INSPECTION. Renewable Snowmaking Company, Inc. shall have the right to inspect all work performed under this Contract. All defects and uncompleted items shall be reported immediately. All work that needs to be inspected or tested and certified by an engineer as a condition of any government departments or other state agency, or inspected and certified by the local health officer, shall be done at each necessary stage of construction and before further construction can continue. All inspection and certification will be done at Scientific Solutions, Inc.'s expense.

18. DEFAULT. The occurrence of any of the following shall constitute a material default under this Contract:

 a.   The failure of Renewable Snowmaking Company, Inc. to make a required payment when due.

 b.   The insolvency of either party or if either party shall, either voluntarily or involuntarily, become a debtor of or seek protection under Title 11 of the United States Bankruptcy Code.

 c.   A lawsuit is brought on any claim, seizure, lien or levy for labor performed or materials used on or furnished to the project by either party, or there is a general assignment for the benefit of creditors, application or sale for or by any creditor or government agency brought against either party.

 d.   The failure of Scientific Solutions, Inc. to deliver the Services in the time and manner provided for in this Agreement.

 19. REMEDIES. In addition to any and all other rights a party may have available according to law of the State of Maine, if a party defaults by failing to substantially perform any provision, term or condition of this Contract (including without limitation the failure to make a monetary payment when due), the other party may terminate the Contract by providing written notice to the defaulting party. This notice shall describe with sufficient detail the nature of the default. The party receiving said notice shall have 30 days from the effective date of said notice to cure the

default(s) or begin substantial completion if completion cannot be made in 30 days. Unless waived by a party providing notice, the failure to cure or begin curing, the default(s) within such time period shall result in the automatic termination of this Contract.

20. FORCE MAJEURE. If performance of this Contract or any obligation thereunder is prevented, restricted, or interfered with by causes beyond either party's reasonable control ("Force Majeure"), and if the party unable to carry out its obligations gives the other party prompt written notice of such event, then the obligations of the party invoking this provision shall be suspended to the extent necessary by such event. The term Force Majeure shall include, but not be limited to, acts of God, plague, epidemic, pandemic, outbreaks of infectious disease or any other public health crisis, including quarantine or other employee restrictions, fire, explosion, vandalism, storm, casualty, illness, injury, general unavailability of materials or other similar occurrence, orders or acts of military or civil authority, or by national emergencies, insurrections, riots, or wars, or strikes, lock-outs, work stoppages, or supplier failures. The excused party shall use reasonable efforts under the circumstances to avoid or remove such causes of non-performance and shall proceed to perform with reasonable dispatch whenever such causes are removed or ceased. An act or omission shall be deemed within the reasonable control of a party if committed, omitted, or caused by such party, or its employees, officers, agents, or affiliates.

21. RESOLUTION OF DISPUTES. If a dispute arises concerning the provisions of this Contract or the performance by the parties that may not be resolved through a small claims action, then the parties agree to settle this dispute by jointly paying for one of the following:

(1) Binding arbitration under the Maine Uniform Arbitration Act, in which the parties agree to accept as final the arbitrator's decision.

Scientific Solution Initials: PJS Renewal Snowmaking Company Initials: [initials]

22. ENTIRE AGREEMENT. This Contract contains the entire Agreement of the parties, and there are no other promises or conditions in any other contract or agreement whether oral or written concerning the subject matter of this Agreement. Any amendments must be in writing and signed by each party. This Agreement supersedes any prior written or oral agreements between the parties.

23. SEVERABILITY. If any provision of this Agreement will be held to be invalid or unenforceable for any reason, the remaining provisions will continue to be valid and enforceable. If a court finds that any provision of this Agreement is invalid or unenforceable, but that by limiting such provision it would become valid and enforceable, then such provision will be deemed to be written, construed, and enforced as so limited.

24. AMENDMENT. This Agreement may be modified or amended in writing, if the writing is signed by each party.

25. GOVERNING LAW. This Agreement shall be construed in accordance with and governed by the laws of the State of Maine, without regard to any choice of law provisions of Maine or any other jurisdiction.

 26. NOTICE. Any notice or communication required or permitted under this Agreement shall be sufficiently given if delivered in person or by certified mail, return receipt requested, to the address set forth in the opening paragraph or to such other address as one party may have furnished to the other in writing.

28. WAIVER OF CONTRACTUAL RIGHT. The failure of either party to enforce any provision of this Contract shall not be construed as a waiver or limitation of that party's right to subsequently enforce and compel strict compliance with every provision of this Contract.

 29. SIGNATORIES. This Agreement shall be signed on behalf of Renewable Snowmaking Company, Inc. by Vittorio Pareto, CEO and on behalf of Scientific Solutions, Inc. by Peter Stein, President and shall be effective as of the date first written above.

Renewable Snowmaking Company, Inc.

By: _____   Date: _____
                                                                                August, 25,
                                                                                2021

Vittorio   Pareto
CEO

Contractor:

Scientific Solutions, Inc.

By: _____   Date: 25 Aug 2021_____

Peter   Stein
Founder

5. Exhibit A: Memorandum of Understanding (MOU)

Memorandum of Understanding

Memorandum of Understanding dated as of _____, 2021 (the "MOU"), between The Renewable Snowmaking Company ("RenewSnow") and Arctaris Impact Fund, the controlling shareholder of Saddleback Mt. Co. (collectively "Saddleback Mt." and together with RenewSnow "the Parties"):

BACKGROUND

The Parties mutually desire to enter into this MOU in furtherance of the following goals:

A. furthering the broad economic development of Rangeley, Maine and surrounding rural towns and counties;

B. enhancing the economic vitality of the Saddleback Mt. ski resort as an integral part of Rangeley and nearby rural communities;

C. protecting the environmental integrity of the area surrounding Saddleback Mt.; and

D. accomplishing (i)-(iii) above in a manner consistent with the principles of Environmental, Social and Governance Investing ("ESG").

NOW, THEREFORE, in furtherance of the foregoing the Parties, not intending to be legally bound, agree as follows:

1. The Parties will cooperate in order to:
   (a) enable Saddleback Mt. to obtain water for its snowmaking operations at a reduced cost by:
       i. Installing one or more prototypes ("SnowPod(s)") developed by RenewSnow to gather water from one or more sources on Saddleback Mt.;
       ii. Providing water necessary for the operation of Saddleback's snow guns with the objective of creating an integrated snowmaking capability; and
       iii. Reducing the amount and cost of electricity currently utilized by Saddleback Mt. to pump water from Saddleback Lake and other contributing water sources for use by snow guns at one or more locations on the mountain;

   (b) enable Saddleback Mt. to reduce the "carbon footprint" created by the use of electricity
   referred to in 1(a)(iii) above; and

   (c) enable Saddleback Mt. to implement the most cost effective, capital efficient and environmentally responsible means to accomplish a reduction in the amount of electricity currently utilized by Saddleback Mt and thereby reduce its carbon footprint economically.

2. RenewSnow and the SnowPod(s) will gather water in a manner consistent with all regulatory rules and environmental regulations governing the installation and testing of such prototypical SnowPods. RenewSnow will be responsible for securing all licenses and permits required to implement this prototype plan. RenewSnow also will be responsible for all out-of-pocket expenses incurred by Saddleback Mt. and agreed to in advance in writing by RenewSnow.

3. RenewSnow and Saddleback will mutually agree on the location of and details for the installation and integration of the SnowPod with one or more of Saddleback's snow guns. The placement will be designed to provide a reliable test of the SnowPod(s) capability and its economic contribution to Saddleback Mt. if a greater number of such SnowPod systems were installed on Saddleback Mountain as a whole or in part. Saddleback Mt. will assist RenewSnow in determining that the water supplied to Saddleback's snow guns will be of a quality, quantity, flow rate and overall adequacy necessary to operate the snow guns; and selected in a manner which results in the consistent production of artificial snow by the snow guns(s) and the timing and duration of such production. RenewSnow will be solely responsible for the supply of water to the snow guns for the purpose of testing the prototype consistent with the quality and quantity objectives agreed to by the Parties. Saddleback Mt. will be responsible for determining that the water supplied to its snow guns by the SnowPod system(s) will not cause any economic or mechanical damage to the snow guns utilized and will be responsible for correcting or adjusting any mechanical difficulty, interference or malfunction that results from connection of the SnowPod to the snow guns. Once the installation and testing has begun, the Parties mutually agree that sufficient time shall be allocated to determine whether the SnowPod(s) and the integrated system will be capable of operating in harsh winter conditions, whether the water, the pump, and the SnowPod system can be warmed to necessary temperatures, if the system is capable of being drained of water to prevent freezing, that the system can be controlled remotely, and whether a system of SnowPods can be integrated at multi locations on the mountain.

4. Both Saddleback Mt. and RenewSnow reserve the right to terminate this MOU and the testing at any time and for any reason and Saddleback Mt. can require RenewSnow to remove its equipment from the mountain or surrounding area. Saddleback will provide RenewSnow up to 14 days to remove its equipment.

5. In no case will the installation of the prototype(s) interfere with the mountain's operation and Saddleback's objective of providing safe and full enjoyment by its skiing and snow boarding customers.

6. The Parties agree that this MOU is not legally binding upon either RenewSnow or Saddleback Mt. and if the Parties agree upon the principles outlined in this MOU the Parties will commence negotiation of a definitive binding agreement consistent with the terms hereof to govern this prototype testing program. Either Party may terminate negotiations of any such definitive agreement at any time.

7. In addition, if functionality is validated and the Parties mutually desire to enter into a commercial arrangement whereby RenewSnow will provide water and an integrated snowmaking capability to Saddleback Mt., the Parties will need to negotiate a separate legally binding agreement which contains the detailed provisions governing the KPI's and responsibilities of the Parties.

[The remainder of this page is intentionally left blank.

Signature page follows.]

THE RENEWABLE SNOWMAKING COMPANY

[SKI AREA NAME]

_____

Name (Print)

_____

Name (Print)

_____

Signature and Date

_____

Signature and Date

6. Exhibit B: Patent Application

US 20200393184A1

(19) **United States**

(12) **Patent Application Publication**

Pareto et al.

(10) **Pub. No.: US 2020/0393184 A1**

(43) **Pub. Date: Dec. 17, 2020**

(54) **WATER GATHERING AND DISTRIBUTION SYSTEM AND RELATED TECHNIQUES FOR OPERATING IN FREEZING ENVIRONMENTAL CONDITIONS**

(71) Applicant: **THE RENEWABLE SNOWMAKING COMPANY**, Portland, ME (US)

(72) Inventors: **Vittorio Pareto**, Georgetown, MA (US); **Peter Stein**, Sandy River Plantation, ME (US)

(21) Appl. No.: **16/635,342**

(22) PCT Filed: **Dec. 13, 2018**

(86) PCT No.: **PCT/US2018/065480**

§ 371 (c)(1),
(2) Date: **Jan. 30, 2020**

Publication Classification

(51) **Int. Cl.**

F25C 3/04	(2006.01)
G06Q 50/06	(2006.01)
E03B 7/09	(2006.01)

(52) **U.S. Cl.**

CPC ***F25C 3/04*** (2013.01); *F25C 2303/042* (2013.01); ***E03B 7/09*** (2013.01); ***G06Q 50/06*** (2013.01)

(57) **ABSTRACT**

A water gathering and distribution system and related techniques for operating in freezing environmental conditions are disclosed. The system may include a water diverter unit or a water flow regulation unit configured to receive water from a water source situated at a location that is remote, inaccessible (or difficult to access), and/or experiences freezing environmental conditions and to deliver a controlled volume of that water for downstream use. The system further may include a water supply unit configured to receive that water and to supply it to downstream snowmaking equipment. In some instances, the supply unit also may cool the water to a temperature suitable, for example, for snowmaking. In a general sense, the disclosed system may be considered modular, in that multiple system components may be placed in flow communication with one another, as desired, to provide a distributed network of water collection and distribution elements.


Via Hydrologic Cycle
Water Source(s) (e.g., Mountain Spring, Stream, or Aquifer)
Water Distribution System 1000
Water Diverter Unit 100
Water Supply Unit 200
Discharge Point
Discharge Point
Endpoint Apparatus 2000
Output:
Water
Snow
Via Hydrologic Cycle

Figure 1



Figure 2



Figure 3



Figure 4




Sensor(s)
Temperature Sensor(s) 128
Pressure Sensor(s) 130
Flow Sensor(s) 132
Valve(s)
Diverter Valve 108
Shutoff Valve 122
Shutoff Valve 124
RF Signal(s)
Antenna(s) 118
Communication Module 116
Controller(s) 112
Electronics Assembly 110
Motor(s)
Communication Bus
Power Storage Element 114
Power Generation Element 126

Figure 5

Figure 6



Figure 7



Figure 8



Figure 9



Figure 10


110
130
132
114
112
116
128
111

Figure 11


Horizontal Well Installation
Water Supply Pipe Running Along Ski Trail
Mountain
Diverter Unit 100
Ski Trail
Mountain Stream
Cooling Element 212
Endpoint Apparatus 2000 (e.g., snowmaking equipment)
Second Outlet Pipe 206
Connecting Pipe
Turbine Generator

WATER GATHERING AND DISTRIBUTION SYSTEM AND RELATED TECHNIQUES FOR OPERATING IN FREEZING ENVIRONMENTAL CONDITIONS

CROSS-REFERENCE TO RELATED APPLICATION

[0001] This patent application is a national stage entry under 35 U.S.C. § 371 of PCT International Patent Application No. PCT/US2018/065480, filed on Dec. 13, 2018, which is herein incorporated by reference in its entirety.

FIELD OF THE DISCLOSURE

[0002] The present disclosure relates to water distribution and more particularly to water distribution in freezing environmental conditions.

BACKGROUND

[0003] In the hydrologic cycle, rainwater infiltrates porous layers of mountains and recharges the groundwater, which in turn supplies water to mountain springs, streams, and aquifers. Depending on a mountain's soil characteristics, precipitation either infiltrates into the ground or flows along the surface gathering into streams. Some of the precipitation that is absorbed into the ground is retained in the root zone, where it is used by plants. The rest will continue to seep downward, within the mountain, until it reaches a depth below which all the spaces between the particles of sediment are filled, or saturated, with water. This is known as groundwater. The water table is the top of the saturated zone. When the saturated zone can yield a significant volume of groundwater, it is called an aquifer. A spring is formed when the groundwater reaches an impermeable layer (e.g., such as clay) within the mountain and eventually breaks though the surface. Mountain springs supply water to ponds or streams, which eventually discharge into rivers or lakes. Water that does not break though the surface in this way replenishes aquifers.

[0004] Natural snow is formed when water vapor condenses and freezes in the form of small crystalline ice structures. Artificial snowmaking equipment simulates these conditions by spraying fine particles of water into the air. If the temperature is sufficiently low, the water droplets freeze into crystals and fall to the ground as snow.

SUMMARY

[0005] The subject matter of this application may involve, in some cases, interrelated products, alternative solutions to a particular problem, and/or a plurality of different uses of a single system or article.

[0006] One example embodiment provides a water diverter unit. The water diverter unit includes a first inlet pipe configured to be in flow communication with a water source to receive water therefrom. The water diverter unit further includes a first outlet pipe configured to be in flow communication with the first inlet pipe and a first downstream discharge point. The water diverter unit further includes a second outlet pipe configured to be in flow communication with the first inlet pipe and a downstream endpoint apparatus configured to utilize the water. The water diverter unit further includes a first diverter valve configured to direct the water between the first outlet pipe and the second outlet pipe, wherein the first diverter valve is motor-

actuated and wirelessly controlled. The water diverter unit further includes an electronics assembly sealed within a first insulated housing disposed within the water diverter unit. The electronics assembly includes a controller configured to control the first diverter valve in directing the water between the first outlet pipe and the second outlet pipe. The electronics assembly further includes a power storage element configured to provide electric power to actuate the first diverter valve in directing the water between the first outlet pipe and the second outlet pipe. The electronics assembly further includes a communication module configured to receive a wireless signal and communicate with the controller in controlling the first diverter valve in directing the water between the first outlet pipe and the second outlet pipe. The water diverter unit further includes a local power generation element operatively coupled with the power storage element and configured to generate electricity to be stored by the power storage element.

[0007] In some cases, the water diverter unit further includes at least one of: a temperature sensor disposed within a flow pathway of the first inlet pipe; a pressure sensor disposed within a flow pathway of the first inlet pipe; and at least one flow sensor disposed within at least one of: a flow pathway of the first inlet pipe; and a flow pathway of the second outlet pipe.

[0008] In some cases: the power storage element is a battery; and the power generation element includes a turbine generator disposed within a flow pathway of one of the first inlet pipe or the first outlet pipe and configured to generate electricity.

[0009] In some cases, the water diverter unit further includes an adjustable shutoff valve disposed within a flow pathway of the first inlet pipe.

[0010] In some cases, the water diverter unit further includes a vent pipe configured to vent at least one of the first outlet pipe and the second outlet pipe to atmosphere. In some such cases, the water diverter unit further includes an adjustable shutoff valve disposed within a flow pathway of the vent pipe.

[0011] In some cases, the water diverter unit further includes a second insulated housing configured to house: at least a portion of each of the first inlet pipe, the first outlet pipe, and the second outlet pipe; the first diverter valve; and the electronics assembly.

[0012] In some cases, the water source is situated at a mountain and includes at least one of a spring, a stream, an aquifer, and a horizontal well.

[0013] In some cases, the water source is at a location that experiences freezing environmental conditions.

[0014] In some cases, the downstream endpoint apparatus includes a piece of snowmaking equipment.

[0015] Another example embodiment provides a water distribution system including: the water diverter unit described herein; and a water supply unit. The water supply unit includes a second inlet pipe configured to be in flow communication with the second outlet pipe of the water diverter unit to receive water therefrom. The water supply unit further includes a third outlet pipe configured to be in flow communication with the second inlet pipe and the downstream endpoint apparatus. The water supply unit further includes a fourth outlet pipe configured to be in flow communication with the second inlet pipe and either the first downstream discharge point or a second downstream discharge point. The water supply unit further includes a second diverter valve configured to direct the water between the third outlet pipe and the fourth outlet pipe.

[0016] In some cases, the water supply unit further includes a cooling element configured to reduce a temperature of the water upstream of the downstream endpoint apparatus. In some such cases, the cooling element includes a series of radiator coils.

[0017] In some cases, the water supply unit further includes a third housing configured to house: at least a portion of each of the second inlet pipe, the third outlet pipe, and the fourth outlet pipe; the second diverter valve; and the cooling element. In some such cases, the third housing includes at least one ventilation panel configured to be opened and closed to adjust a degree of cooling provided to the water within the water supply unit.

[0018] Another example embodiment provides a water flow regulation unit. The water flow regulation unit includes a main body portion configured to be: disposed within a well casement pipe of a horizontal well to receive water collected by the horizontal well from a water source; and in flow communication with a downstream endpoint apparatus configured to utilize the water. The water flow regulation unit further includes a shutoff valve disposed within a flow pathway of the main body portion and configured to stop up a flow of the water within the main body portion, wherein the shutoff valve is motor-actuated and wirelessly controlled. The water flow regulation unit further includes an electronics assembly sealed within a first insulated housing disposed within the main body portion. The electronics assembly includes a controller configured to control the shutoff valve in stopping up the flow of water within the main body portion. The electronics assembly further includes a power storage element configured to provide electric power to actuate the shutoff valve in stopping up the flow of water within the main body portion. The electronics assembly further includes a communication module configured to receive a wireless signal and communicate with the controller in controlling the shutoff valve in stopping up the flow of water within the main body portion. The water flow regulation unit further includes a local power generation element operatively coupled with the power storage element and configured to generate electricity to be stored by the power storage element.

[0019] In some cases, the main body portion has at least one groove defined along an exterior thereof and configured to receive at least one sealing feature. In some such cases, the at least one sealing feature is an O-ring.

[0020] In some cases, the water flow regulation unit further includes at least one of a temperature sensor, a pressure sensor, and a flow sensor disposed within a flow pathway of the main body portion.

[0021] In some cases: the power storage element is a battery; and the power generation element includes a turbine generator disposed within a flow pathway of the main body portion and configured to generate electricity.

[0022] In some cases, the water flow regulation unit further includes a vent pipe configured to vent the main body portion to atmosphere. In some such cases, the water flow regulation unit further includes an adjustable shutoff valve disposed within a flow pathway of the vent pipe.

[0023] In some cases, the downstream endpoint apparatus includes a piece of snowmaking equipment.

[0024] Another example embodiment provides a water distribution system including: the water flow regulation unit described herein; and a water supply unit. The water supply unit includes an inlet pipe configured to be in flow communication with the main body portion of the water flow regulation unit to receive water therefrom. The water supply unit further includes a first outlet pipe configured to be in flow communication with the inlet pipe and the downstream endpoint apparatus. The water supply unit further includes a second outlet pipe configured to be in flow communication with the inlet pipe and a downstream discharge point. The water supply unit further includes a diverter valve configured to direct the water between the first outlet pipe and the second outlet pipe.

[0025] In some cases, the water supply unit further includes a cooling element configured to reduce a temperature of the water upstream of the downstream discharge point, the cooling element including a series of radiator coils. Additionally, the water supply unit further includes a second housing including at least one ventilation panel configured to be opened and closed to adjust a degree of cooling provided to the water within the water supply unit, wherein the second housing is configured to house: at least a portion of each of the inlet pipe, the first outlet pipe, and the second outlet pipe; the diverter valve; and the cooling element.

[0026] Another example embodiment provides a method of distributing water in freezing environmental conditions without utilizing AC power. The method includes receiving water from a water source located in the freezing environmental conditions. The method further includes delivering a controlled volume of the water to either: a downstream endpoint apparatus configured to utilize the controlled volume of water when there is a demand for the water by the downstream endpoint apparatus; or a downstream discharge point when there is no demand for the water by the downstream endpoint apparatus; wherein delivering the controlled volume of water to either the downstream endpoint apparatus or the downstream discharge point involves diverting the water via a wirelessly controlled diverter valve configured to be powered by a power storage element operatively coupled with a power generation element disposed within a flow path leading to the downstream discharge point.

[0027] In some cases, the power storage element is a battery; and the power generation element includes a turbine generator.

[0028] In some cases, prior to delivering the controlled volume of water to the downstream endpoint apparatus, the method further includes: reducing a temperature of the water. In some such cases, the downstream endpoint apparatus includes a piece of snowmaking equipment.

[0029] In some cases, the water source is situated at a mountain and includes at least one of a spring, a stream, an aquifer, and a horizontal well.

[0030] The features and advantages described herein are not all-inclusive and, in particular, many additional features and advantages will be apparent to one of ordinary skill in the art in view of the drawings, specification, and claims. Moreover, it should be noted that the language used in the specification has been selected principally for readability and instructional purposes and not to limit the scope of the inventive subject matter.

BRIEF DESCRIPTION OF THE DRAWINGS

[0031]   FIG. **1** is a block diagram illustrating an example implementation of a water distribution system configured in accordance with an embodiment of the present disclosure.

[0032]   FIG. **2** illustrates a water diverter unit configured in accordance with an embodiment of the present disclosure.

[0033]   FIG. **3** illustrates a water diverter unit configured in accordance with another embodiment of the present disclosure.

[0034]   FIG. **4** illustrates an example water collection unit to which a water diverter unit configured as provided herein may be operatively coupled, in accordance with an embodiment of the present disclosure.

[0035]   FIG. **5** is a block diagram illustrating communicative coupling of an electronics assembly of a water diverter unit with various constituent elements of the water diverter unit, in accordance with an embodiment of the present disclosure.

[0036]   FIG. **6** illustrates a water supply unit configured in accordance with an embodiment of the present disclosure.

[0037]   FIG. **7** is a block diagram illustrating an example implementation of a water distribution system configured in accordance with another embodiment of the present disclosure.

[0038]   FIG. **8** illustrates an example installation of a flow regulation unit, in accordance with an embodiment of the present disclosure.

[0039]   FIG. **9** illustrates a cross-sectional view of a flow regulation unit configured in accordance with an embodiment of the present disclosure.

[0040]   FIG. **10** illustrates a cross-sectional view of an electronics assembly of a flow regulation unit configured in accordance with an embodiment of the present disclosure.

[0041]   FIG. **11** illustrates an example implementation of a distributed water-gathering network including a plurality of water distribution systems installed at a mountain, in accordance with an embodiment of the present disclosure.

[0042]   These and other features of the present embodiments will be understood better by reading the following detailed description, taken together with the figures herein described. In the drawings, each identical or nearly identical component that is illustrated in various figures may be represented by a like numeral. For purposes of clarity, not every component may be labeled in every drawing. Furthermore, as will be appreciated in light of this disclosure, the accompanying drawings are not intended to be drawn to scale or to limit the described embodiments to the specific configurations shown.

DETAILED DESCRIPTION

[0043]   A water gathering and distribution system and related techniques for operating in freezing environmental conditions are disclosed. In accordance with some embodiments, the disclosed system may include a water diverter unit or a water flow regulation unit configured to receive water from a spring, stream, aquifer, horizontal well, or other water source situated at a location that experiences freezing environmental conditions and to deliver a controlled volume of that water for downstream use. In accordance with some embodiments, the disclosed system further may include a water supply unit configured to receive the water from the water diverter unit or flow regulation unit and to supply it to downstream snowmaking equipment. In some

instances, the supply unit also may cool the water to a temperature suitable, for example, for snowmaking. In a general sense, the disclosed system may be considered modular, in that multiple system components may be placed in flow communication with one another, as desired, to provide a distributed network of water collection and distribution elements. Numerous configurations and variations will be apparent in light of this disclosure.

[0044]   General Overview

[0045]   The economics of alpine ski-areas are heavily dependent on random fluctuations in winter weather conditions. Because most of the operating costs are fixed, the amount of snow, especially ahead of major holiday periods, has an enormous impact on profitability. In recent years, this problem has been exacerbated by the effects of climate change, which have introduced the potential for a trend line of shorter seasons, declining snow fall, and more frequent rain events. Ski-areas have attempted to address these growing problems by making progressively larger investments in snowmaking equipment. Recent studies suggest that climate change is driving rapid expansion of the snowmaking market.

[0046]   Snowmaking can bring a measure of control over the fluctuations of the weather, which, in turn, can help improve revenue predictability. However, this strategy has significant costs. The process of making artificial snow is energy intensive and expensive. The cost of electricity for snowmaking alone can account for between one-half to three-quarters of the total electricity budget for resorts with extensive snowmaking capabilities. Moreover, in most cases, this electricity is made with fossil fuels, which contributes to climate change. Thus, overall, the process of making snow, in fact, is furthering the very problem snowmaking is intended to address.

[0047]   Many ski areas have made considerable investments to improve the efficiency of snowmaking equipment. This has helped lower costs and reduce their carbon footprint, but despite these improvements, for most resorts, snowmaking remains the largest source of electric power consumption.

[0048]   Existing snowmaking equipment comes in a variety of forms, including elevated towers, fan-based cannons, and ground-level snow guns. These means of artificial snowmaking simulate natural snowmaking conditions by spraying fine particle of water into the air. Some of these means are designed to maximize the time that the fine particles of water travel in the air. Injecting compressed air, for example, gives the particles a higher initial velocity, using tall towers increases the vertical distance they must travel before reaching the ground, and a powerful fan may help increase the time the particles are suspended in the air.

[0049]   Over the last several years, manufacturers have invested in a variety of mechanisms to improve equipment efficiency, for instance, to find ways to lower inlet water pressure requirements and to reduce the need for air compressors. This has led to improvements in nozzle design, to the use of additives in the water, to the employment of large fans, and to the introduction of tower-based designs. At least one manufacturer, Ratnik Industries, Inc., has designed a tower-based snow gun that eliminates the need for compressed air and, hence, air compressors.

[0050]   However, little progress has been made in finding a way to reduce the cost of pumping water to supply the snow guns. While configurations vary, water is generally

4

pumped significant vertical distances from rivers and lakes and then uphill. Even before improvements in efficiency, which have lowered compressed air requirements, pumping the water already represented the largest source of energy usage for many ski areas. With the increasing use of high-efficiency snowmaking equipment, the percentage of the energy used to pump water has only increased.

[0051] The energy required to pump water is proportional to the increase in elevation, the pipe resistance, and the inlet pressure required by the snow gun. Designers of snowmaking systems size pumps to operate at maximum levels of efficiency, but in the end, the pumps still must send the water thousands of feet uphill through a network of narrow pipes, which is an energy-intensive process. One way to eliminate pumping costs is to use a water source located above the snow gun.

[0052] Aquifers, streams, and springs often form at high elevations, and the technologies for extracting water from them is well-established. Wells may be used to extract water from aquifers, and water collection systems can be installed to divert water from springs or streams. However, these resources are important to the local ecology and are frequently critical to the regional economy. Because water can travel great distances, upstream extraction can have a profound impact on aquifers, lakes, and reservoirs located many miles away. For this reason, water use is strictly regulated and controlled by a variety of governmental agencies. Although rules vary from place to place, regulatory agencies generally impose a limit on the percentage of water that can be extracted by upstream landowners, along with monitoring and reporting requirements. The maximum amount of water that can be drawn from any of collection system is regulated. In general, the systems are permissible, provided the percentage of water extracted is monitored and remains below the applicable regulatory limits.

[0053] Generally, snowmaking requires large volumes of water for relatively short periods of time. In principle, one can envision a mountain-water extraction mechanism operating within the noted regulatory constraints by diverting a limited percentage of the available water. Such a system would have substantial economic and environmental benefits by displacing the need to pump water uphill. However, diverting the water for limited periods during typical alpine ski area winter conditions creates a variety of practical and technical challenges. For instance, one non-trivial challenge is that a diverter valve located near the collection system may not be readily accessible in winter conditions. High-elevation water sources are often located in remote parts of the mountain, and the surrounding snow can make them inaccessible or simply difficult to access in a reasonably timely manner. Another non-trivial challenge is that a single high-elevation water source usually will not have the capacity to supply water in sufficient quantities. At the same time, a distributed water collection system involving the aggregation of many water sources is cumbersome and time-consuming to manage, as compared to when the entire supply is taken from a single source. Another non-trivial challenge is that to prevent freezing, the water piping must drain completely when not in use. During much of the season, the diverter unit itself often will be buried under several feet of snow and ice. This means that any venting designed to allow the water to drain by gravity must be able to function when the diverter assembly is covered in snow and ice. Another non-trivial challenge is that any mechanical

or electrical components which might fail under extreme cold conditions must be isolated from the cold. Another non-trivial challenge is that high-elevation water sources are usually at locations without access to AC power and bringing power cables to these remote locations may be cost-prohibitive. Another non-trivial challenge is that vertical wells typically require AC power for pumping equipment. Another non-trivial challenge is that if the flow of horizontal wells is to be controlled, a shutoff valve may be required. Because these wells may be in remote parts of the mountain, the surrounding snow can make their flow control valves inaccessible or simply difficult to access in a reasonably timely manner. Another challenge is that groundwater, which generally emerges at a temperature of about 50° F. or higher, may need to be cooled to meet inlet temperature specifications for snowmaking equipment.

[0054] These and other obstacles have prevented ski areas from sourcing their snowmaking-water needs from high-elevation water sources, such as mountain springs, streams, aquifers, and horizontal wells.

[0055] Thus, and in accordance with some embodiments of the present disclosure, a water gathering and distribution system and related techniques for operating in freezing environmental conditions are disclosed. In accordance with some embodiments, the disclosed system may include a water diverter unit or a water flow regulation unit configured to receive water from a spring, stream, aquifer, horizontal well, or other water source situated at a location that is remote, inaccessible (or difficult to access), and/or experiences freezing environmental conditions and to deliver a controlled volume of that water for downstream use. In accordance with some embodiments, the disclosed system further may include a water supply unit configured to receive the water from the water diverter unit or flow regulation unit and to supply it to downstream snowmaking. In some instances, the supply unit also may cool the water to a temperature suitable, for example, for snowmaking. In a general sense, the disclosed system may be considered modular, in that multiple system components may be placed in flow communication with one another, as desired, to provide a distributed network of water collection and distribution elements.

[0056] In accordance with some embodiments, a water diverter unit provided as variously described herein may be configured to divert a controlled volume of water received from an upstream water source (a) for a limited duration, (b) in freezing environmental conditions, (c) with no access to AC power, while (d) located in an area that may not be readily accessed due to the freezing environmental conditions. In accordance with some embodiments, a flow regulation unit provided as variously described herein may be configured to (a) regulate the flow of water from a horizontal well, (b) in freezing environmental conditions, (c) with no access to AC power, while (d) located in an area that may not be readily accessed due to the freezing environmental conditions.

[0057] In accordance with some embodiments, the disclosed system may be configured such that, when water is not being diverted from a given water source, water within the system may be permitted to drain out (e.g., to below the installation site) via gravity, thereby preventing water from freezing therein and causing damage, even if the system is buried beneath several feet of snow and ice.

[0058] The disclosed system may be configured, in accordance with some embodiments, for routine and sustained operation in freezing environmental temperatures and harsh winter weather conditions, as typically may be experienced at skiing and other snow-sports locations. In some instances, the disclosed system may be operated in this manner for an extended period (e.g., for an entire ski season or longer).

[0059] In accordance with some embodiments, the disclosed system may be configured to distribute water to one or more downstream pieces of snowmaking equipment, such as snow guns/cannons. In accordance with some embodiments, the disclosed system may be configured to cool the water to a temperature suitable for snowmaking prior to delivering that water to downstream snowmaking equipment. In accordance with some embodiments, the disclosed system may be configured for use in locations that are remote or otherwise may not be accessible with traditional snowmaking equipment or because of freezing environmental conditions. In accordance with some embodiments, the disclosed system may be configured to operate remotely without need for an external AC power source. In accordance with some embodiments, the disclosed system may be provided as part of a larger network of such systems, allowing for aggregating/gathering of water from a distributed network of multiple water sources that otherwise, individually, might not yield sufficient water to supply snowmaking equipment. Numerous suitable uses and applications for the disclosed system and techniques will be apparent in light of this disclosure.

[0060] In accordance with some embodiments, the disclosed system may be utilized to channel excess water released from snowmelt (e.g., during the snowmelt season or when otherwise not making snow) to one or more hydroelectric power generators to produce electricity. Thus, in a general sense, the disclosed system may be configured to be used in harvesting the energy released by accumulated snow during the snowmelt season. In accordance with some embodiments, the disclosed system may be configured to generate sufficient electricity to sustain its own operation, avoiding need for an external AC power source at the installation site.

[0061] In accordance with some embodiments, the disclosed system may be configured to provide a water extraction and distribution process that measures the available water and only diverts a controlled amount of the available water for a limited duration (e.g., during snowmaking operations). In accordance with some embodiments, the disclosed system may be configured to generate electricity for its own sustained use. In accordance with some embodiments, the disclosed system may be configured to take advantage of the natural energy in high-elevation water, the need for pumping large volumes of water uphill from lower elevations may be eliminated (or otherwise reduced). Furthermore, at least in some instances, the need for booster pumps may be eliminated (or otherwise reduced). As will be appreciated in light of this disclosure, use of the disclosed system and techniques may realize any of a wide range of benefits and advantages over existing approaches.

[0062] In some cases, use of the disclosed system may result in a reduction in external electric power generation that otherwise would need to occur to provide for snowmaking. In turn, this may result in a reduction in fossil fuel consumption that otherwise would be required in generating the displaced electric power. In turn, this may result in a reduction in greenhouse gas and other emissions normally associated with producing electric power from fossil fuels via fossil fuel-based generators. In turn, this may result in a reduction in the greenhouse gas footprint associated with the overall snowmaking operation.

[0063] System Architecture and Operation

[0064] FIG. 1 is a block diagram illustrating an example implementation of a water distribution system 1000 configured in accordance with an embodiment of the present disclosure. As can be seen, system 1000 may include a water diverter unit 100 and a water supply unit 200, each discussed below in turn. As described herein, system 1000 may be configured to receive a volume of water from one or more upstream water sources and to distribute that water to one or more downstream destinations. For instance, system 1000 may be configured to distribute water to either (or both) a downstream discharge point (e.g., such as a stream or other surface water) and a downstream endpoint apparatus 2000. As will be appreciated in light of this disclosure, any one, or combination, of suitable water sources may be utilized, including, for example, a spring, a stream, an aquifer, or a horizontal well, to name a few, any of which may be a high-elevation water source located in an area, for example, that experiences freezing environmental conditions. As further described herein, system 1000 may be configured, in accordance with some embodiments, to supply water to endpoint apparatuses 2000, such as snowmaking equipment (e.g., snow guns/cannons, etc.) as typically may be found at skiing and other snow-sports areas.

[0065] FIG. 2 illustrates a water diverter unit 100 configured in accordance with an embodiment of the present disclosure. FIG. 3 illustrates a water diverter unit 100 configured in accordance with another embodiment of the present disclosure. As described herein, diverter unit 100 may be configured, in accordance with some embodiments, to receive water from one or more upstream water sources and to divert a controlled volume of that water to either (or both) a downstream discharge point and a downstream water supply unit 200 (and, thus, ultimately to a downstream endpoint apparatus 2000).

[0066] As can be seen in FIGS. 2-3, diverter unit 100 may include an inlet pipe 102. Inlet pipe 102 may be configured, in accordance with some embodiments, to be in flow communication with a given upstream water source and with outlet pipes 104, 106 (discussed below). In some embodiments, inlet pipe 102 may be configured to be operatively coupled, and thus in flow communication, with a given water collection and/or extraction unit configured to obtain water from an upstream water source. For instance, consider FIG. 4, which illustrates an example water collection unit to which diverter unit 100 may be operatively coupled, in accordance with an embodiment of the present disclosure. Water collection may be provided, in part or in whole, by an installed water collection system, and the water may enter diverter unit 100 via inlet pipe 102. Although the example water collection unit depicted in FIG. 4 is one commercially available from Carolina Water Tank that may be used in a spring or stream, as will be apparent in light of this disclosure, any of a wide range of other suitable water collection and/or extraction systems may be provisioned for operative coupling with a diverter unit 100 configured as described herein, in accordance with some embodiments.

[0067] Returning to FIGS. 2-3, diverter unit 100 also may include a first outlet pipe 104 and a second outlet pipe 106.

First outlet pipe **104** may be configured, in accordance with some embodiments, for flow communication with upstream inlet pipe **102** and a downstream discharge point (e.g., such as a stream), thus providing a first flow pathway through diverter unit **100**. In some embodiments, a downstream end of first outlet pipe **104** optionally may include an adaptor, flange, or other connector of any suitable configuration, as will be apparent in light of this disclosure. Second outlet pipe **106** may be configured, in accordance with some embodiments, for flow communication with upstream inlet pipe **102** and a downstream water supply unit **200** (discussed below), thus providing a second flow pathway through diverter unit **100**. In accordance with some embodiments, the downstream end of second outlet pipe **106** may be configured to be operatively coupled, and thus in flow communication with, inlet pipe **202** of downstream supply unit **200** (see FIG. **6**, discussed below). To that end, in some embodiments, the downstream end of second outlet pipe **106** optionally may include an adaptor, flange, or other connector **107** of any suitable configuration for engaging inlet pipe **202** of supply unit **200**, as will be apparent in light of this disclosure.

[0068] The dimensions (e.g., length; diameter/width), geometry, and material construction of each of inlet pipe **102**, first outlet pipe **104**, and second outlet pipe **106** of diverter unit **100** may be customized, as desired for a given target application or end-use. In some embodiments, any of pipes **102**, **104**, **106** may be constructed, in part or in whole, from a polyvinylchloride (PVC) material or a stainless-steel material, among other options.

[0069] Diverter unit **100** further may include an adjustable diverter valve **108**. Diverter valve **108** may be configured, in accordance with some embodiments, to divert the flow of water through diverter unit **100** from inlet pipe **102** through either of outlet pipes **104**, **106**. To that end, diverter valve **108** may be disposed along the flow pathway from inlet pipe **102** to outlet pipes **104**, **106**, for instance, at a junction of outlet pipes **104**, **106**. In some embodiments, diverter valve **108** may be an adjustable flow valve. In some embodiments, diverter valve **108** may be actuated by an associated motor. In some embodiments, diverter valve **108** may be configured to be remotely controlled (e.g., may be radio-controlled via a given RF signal source). To that end, diverter valve **108** may be operatively coupled with an antenna **118** (discussed below). As will be appreciated in light of this disclosure, providing for remote activation of diverter valve **108** may be beneficial, for instance, in cases where diverter unit **100** may not be readily accessible given environmental conditions (e.g., in typical weather conditions prevalent in alpine ski areas).

[0070] If diverter valve **108** is adjusted to block off second outlet pipe **106** completely, then the water flowing through inlet pipe **102** may be routed through only first outlet pipe **104**. Thus, first outlet pipe **104** may serve, in a general sense, as a bypass or pass-through for water flowing through diverter unit **100** from the upstream water source(s) to the downstream discharge point (e.g., stream). If instead diverter valve **108** is adjusted to block off first outlet pipe **104** completely, then the water flowing through inlet pipe **102** may be routed through only second outlet pipe **106**. Thus, diverter valve **108** may be utilized to provide and cut off the flow of water to downstream supply unit **200** whenever desired (e.g., when snowmaking via a downstream endpoint apparatus **2000** is not desired).

[0071] In accordance with some embodiments, when there is a downstream demand for water (e.g., such as during snowmaking operations via endpoint apparatus **2000**), diverter valve **108** may be actuated, redirecting the water to second outlet pipe **106** and, in turn, to downstream supply unit **200**. In accordance with some embodiments, when there is no longer a downstream demand for water, diverter valve **108** may be actuated, redirecting the water to first outlet pipe **104** and, in turn, to the downstream discharge point. In accordance with some embodiments, diverter valve **108** may be designed to fail in the position that seals off second outlet pipe **106**, thereby ensuring the normal flow of the water through diverter unit **100** will not be negatively impacted by failure of diverter valve **108**. This may allow the water to flow undisturbed through its natural course, returning to a stream (or other discharge point), in part or in whole.

[0072] Diverter unit **100** also may include an electronics assembly **110** including various electronic elements, such as, for example, a controller **112**, a power storage element **114**, and a communication module **116**, among others. FIG. **5** is a block diagram illustrating communicative coupling of electronics assembly **110** with various constituent elements of a water diverter unit **100**, in accordance with an embodiment of the present disclosure. Each of these elements is discussed in turn below.

[0073] Controller **112** may be configured to electronically control operation of one or more components of diverter unit **100**. For instance, controller **112** may be configured, in accordance with some embodiments, to be operatively coupled with any (or all) of diverter valve **108**, shutoff valve **122**, shutoff valve **124**, a given power generation element **126** (discussed below), and a given sensor (e.g., such as a temperature sensor **128**, a pressure sensor **130**, and a flow sensor **132**, each discussed below) to effectuate electronic control of the operation thereof. To such ends, controller **112** may host one or more control modules and may be programmed or otherwise configured to output one or more control signals that may be utilized in controlling the operation of a given element of diverter unit **100** operatively coupled therewith. In an example embodiment, controller **112** may be a microcontroller, which may be RF networked.

[0074] In accordance with some embodiments, module(s) of controller **112** may be implemented in any suitable standard, custom, or proprietary programming language, such as, for example, C, C++, objective C, JavaScript, or any other suitable instruction set, as will be apparent in light of this disclosure. The module(s) of controller **112** can be encoded, for example, on a machine-readable medium that, when executed by a processor, carries out the target functionality, in part or in whole. The computer-readable medium may be, for example, a hard drive, a compact disk, a memory stick, a server, or any suitable non-transitory computer or computing device memory that includes executable instructions, or a plurality or combination of such memories. Some embodiments can be implemented, for instance, with gate-level logic, an application-specific integrated circuit (ASIC) or chip set, or other such purpose-built logic. Some embodiments can be implemented with a microcontroller having input/output capability (e.g., inputs for receiving user inputs; outputs for directing other components) and embedded routines for carrying out device functionality. In a more general sense, the functional modules of controller **112** can be implemented in any one, or combination, of hardware, software, and firmware, as desired for a given target application or end-use. Moreover, in some embodiments, a given module of controller **112** (or controller **112** more generally) may be programmable to achieve any of the various functions and capabilities desired of diverter unit **100** for a given target application or end-use.

[0075] Power storage element **114** may be configured to supply a given target amount of electric power to any of the various components of diverter unit **100**. To that end, power storage element **114** may be any suitable standard, custom, or proprietary power storage device, as will be apparent in light of this disclosure. In some embodiments, power storage element **114** may be a battery, which may be permanent or replaceable. In accordance with some embodiments, power storage element **114** may be configured to be operatively coupled with any (or all) of diverter valve **108**, shutoff valve **122**, and shutoff valve **124** (e.g., with a motor associated with any such valve **108**, **122**, **124**, if optionally present) to provide electric power thereto, for instance, to cause such valve **108**, **122**, **124** to open or close, as desired.

[0076] In accordance with some embodiments, power storage element **114** may be configured to be operatively coupled with a given power generation element **126** (discussed below) such that electricity generated by power generation element(s) **126** may be used in charging power storage element **114** or in other use by diverter unit **100** (or system **1000** more generally). In some embodiments, power storage element **114** optionally may include (or otherwise be operatively coupled with) a photovoltaic module (e.g., a solar cell) configured to convert light energy to electrical energy for storage by power storage element **114** or other use by diverter unit **100** (or system **1000** more generally). In some embodiments, power storage element **114** optionally may be operatively coupled with a wind turbine configured to convert wind energy to electrical energy for storage by power storage element **114** or other use by diverter unit **100** (or system **1000** more generally).

[0077] Communication module **116** may be configured as a transmitter, a receiver, or both (i.e., a transceiver). In some cases, communication module **116** may be separate and distinct from controller **112** (e.g., as generally shown in FIG. **5**), though in some other cases, communication module **116** may be a component of or otherwise integrated with controller **112**. Communication module **116** may be configured, in accordance with some embodiments, for either (or both) wired and wireless communication utilizing any one, or combination, of suitable communication means, such as RF signal, Wi-Fi signal, Bluetooth signal, Universal Serial Bus (USB), Ethernet, or FireWire, among others. In some embodiments, communication module **116** may be (or otherwise include) a wireless router configured to receive and/or transmit RF signals. Communication module **116** may be configured, in accordance with some embodiments, to receive signal(s) from an external source, such as a control device/interface, for example, which may be utilized in remotely operating diverter unit **100**, in part or in whole. To such ends, communication module **116** may be configured, in accordance with some embodiments, to be operatively coupled with an antenna **118** (discussed below) configured to transmit and/or receive one or more signals.

[0078] As noted above, diverter unit **100** also may include one or more antennas **118** configured to receive and/or transmit one or more RF signals or other signals. To such ends, a given antenna **118** may be any suitable standard, custom, or proprietary antenna device, as will be apparent in

light of this disclosure, and may be directional or omnidirectional, as desired for a given target application or end-use. A given antenna **118** may be configured, in accordance with some embodiments, to be operatively coupled with communication module **116** to communicate with controller **112**. In an example embodiment, an antenna **118** may be configured to be attached to or otherwise disposed alongside a vent pipe **120** (discussed below) of diverter unit **100**.

[0079] Any (or all) of the constituent electronics of electronics assembly **110** optionally may be housed in a housing **111**, which may be configured, in accordance with some embodiments, to protect the housed electronics by being substantially impermeable to water and debris and, optionally, thermally insulated, in part or in whole. Also, the dimensions, geometry, and material construction of housing **111** may be customized, as desired for a given target application or end-use. As will be appreciated in light of this disclosure, the flow of water at a temperature of about 50° F. or greater through diverter unit **100** may help to keep the electronic elements within temperature specifications for operation of diverter unit **100**.

[0080] In accordance with some embodiments, either (or both) of first outlet pipe **104** and second outlet pipe **106** may include one or more vent pipes **120**. A given vent pipe **120** may be configured, in accordance with some embodiments, to vent an associated outlet pipe **104**, **106** to atmosphere, letting air in to displace the water so as to ensure that its associated outlet pipe **104**, **106** drains when desired (e.g., when not in use). In some cases, a given vent pipe **120** may be configured to provide passive air venting. A given vent pipe **120** may be disposed along the flow pathway within diverter unit **100**, for instance, downstream of diverter valve **108**. In accordance with some embodiments, first outlet pipe **104** may be vented via an associated vent pipe **120** to allow any water therein to drain out (e.g., by gravity), helping to prevent the water from freezing therein and causing damage to first outlet pipe **104** and, if present, power generation element **126**. In accordance with some embodiments, second outlet pipe **106** may be vented via an associated vent pipe **120** to allow any water therein to drain out (e.g., by gravity), helping to prevent the water from freezing therein and causing damage to second outlet pipe **106**. The dimensions (e.g., length; diameter/width), geometry, and material construction of a given vent pipe **120** may be customized, as desired for a given target application or end-use. In some embodiments, a given vent pipe **120** may be constructed, in part or in whole, from a polyvinylchloride (PVC) material or a stainless-steel material, among other options. Also, as will be appreciated in light of this disclosure, it may be desirable to ensure that a given vent pipe **120** is of sufficient length to prevent (or otherwise reduce the likelihood) of its being completely covered and blocked, for instance, by snow and ice.

[0081] In accordance with some embodiments, a given vent pipe **120** may include an adjustable shutoff valve **122**. Shutoff valve **122** may be configured, in accordance with some embodiments, to stop or otherwise regulate the flow of air (or other fluid) through its associated vent pipe **120**. To that end, shutoff valve **122** may be disposed along the flow pathway within vent pipe **120**, preferably proximate the junction of vent pipe **120** with its associated outlet pipe **104**, **106**. In some embodiments, shutoff valve **122** may be actuated by an associated motor. In some embodiments, shutoff valve **122** may be configured to be remotely controlled (e.g., may be radio-controlled via a given RF signal source). To that end, shutoff valve **122** may be operatively coupled with an antenna **118** and controller **112**.

[0082] In accordance with some embodiments, diverter unit **100** may include an adjustable shutoff valve **124**. Shutoff valve **124** may be configured, in accordance with some embodiments, to stop or otherwise regulate the flow of water through diverter unit **100**. To that end, shutoff valve **124** may be disposed along the flow pathway within inlet pipe **102**, preferably upstream of outlet pipes **104**, **106** and diverter valve **108**. In some embodiments, shutoff valve **124** may be actuated by an associated motor. In some embodiments, shutoff valve **124** may be configured to be remotely controlled (e.g., may be radio-controlled via a given RF signal source). To that end, shutoff valve **124** may be operatively coupled with an antenna **118** and controller **112**.

[0083] In accordance with some embodiments, diverter unit **100** may include (or otherwise have access to) one or more power generation elements **126**. A given power generation element **126** may be configured, in accordance with some embodiments, to generate electricity to be stored by power storage element **114**. In accordance with some embodiments, a given power generation element **126** may be, for example, a turbine generator disposed along the flow path of diverter unit **100** and configured to generate electricity from the flow of water therethrough. To that end, a given power generation element **126** may be any suitable standard, custom, or proprietary turbine-based electricity generator, as will be apparent in light of this disclosure. In some cases, a given power generation element **126** may be, for instance, a DC microturbine generator configured to generate DC power. The electricity produced by a given power generation element **126** may be used to charge power storage element **114** (e.g., when downstream endpoint apparatus **2000** is not operating to make snow) and/or to power one or more components of diverter unit **100**, in accordance with some embodiments. In accordance with some embodiments, a given power generation element **126** may be configured to provide enough power to recharge power storage element **114** and, therefore, allow diverter unit **100** to operate remotely for an extended period (e.g., for an entire season ski season or longer). In some embodiments, diverter unit **100** may include a power generation element **126** disposed within first outlet pipe **104**, downstream of diverter valve **108**. In this arrangement, the water flows though diverter valve **108** and into a power generation element **126** before being discharged (e.g., into a stream or other suitable discharge point) via first outlet pipe **104**. In some embodiments, diverter unit **100** additionally, or alternatively, may include a power generation element **126** disposed within inlet pipe **102**, upstream of diverter valve **108**.

[0084] The present disclosure is not intended to be so limited only to turbine generators, however, as additional and/or different configurations for power generation element **126** will be apparent in light of this disclosure. For instance, in some cases, power generation element **126** may be a solar-based power generation element. In some cases, power generation element **126** may be a wind-based power generation element. Other suitable configurations and arrangements for power generation element(s) **126** will depend on a given target application or end-use and will be apparent in light of this disclosure.

[0085] In accordance with some embodiments, diverter unit **100** may include instrumentation configured to measure any of a wide range of variables pertaining to the water flowing therethrough, including, for example, temperature, pressure, and flow, among others. To such ends, diverter unit **100** optionally may include one or more appropriately configured sensors. For instance, in accordance with some embodiments, diverter unit **100** optionally may include any one, or combination, of a temperature sensor **128**, a pressure sensor **130**, and a flow sensor **132** disposed along the flow pathway(s) between inlet pipe **102** and outlet pipes **104**, **106**. A given sensor **128**, **130**, **132** may be any suitable standard, custom, or proprietary sensing device, as will be apparent in light of this disclosure. A given temperature sensor **128** may measure the water temperature. A given pressure sensor **130** may measure the water head. A given flow sensor **132** may measure the water flow rate. A given sensor **128**, **130**, **132** may be configured, in accordance with some embodiments, to be operatively coupled with controller **112** (discussed above). In accordance with some embodiments, diverter unit **100** may include any one, or combination, of a temperature sensor **128**, a pressure sensor **130**, and a flow sensor **132** disposed within inlet pipe **102**, upstream of outlet pipes **104**, **106** and diverter valve **108**. In accordance with some embodiments, diverter unit **100** may include a flow sensor **132** disposed within second outlet pipe **106**, downstream of diverter valve **108**.

[0086] Diverter unit **100** further may include a housing **134**. Housing **134** may be configured, in accordance with some embodiments, to protect the various constituent components of diverter unit **100** by being substantially impermeable to water and debris and, optionally, thermally insulated, in part or in whole. Also, the dimensions, geometry, and material construction of housing **134** may be customized, as desired for a given target application or end-use.

[0087] FIG. **6** illustrates a water supply unit **200** configured in accordance with an embodiment of the present disclosure. As described herein, supply unit **200** may be configured, in accordance with some embodiments, to receive water from a given upstream diverter unit **100** and to supply a controlled volume of that water to either (or both) a downstream endpoint apparatus **2000** and a downstream discharge point (e.g., as drainage).

[0088] As can be seen in FIG. **6**, supply unit **200** may include an inlet pipe **202**. Inlet pipe **202** may be configured, in accordance with some embodiments, to be operatively coupled, and thus in flow communication, with an upstream diverter unit **100**. To that end, in some embodiments, the upstream end of inlet pipe **202** optionally may include an adaptor, flange, or other connector of any suitable configuration for engaging second outlet pipe **106** of diverter unit **100**, as will be apparent in light of this disclosure. Inlet pipe **202** also may be configured, in accordance with some embodiments, to be in flow communication with outlet pipes **204**, **206** (discussed below).

[0089] Supply unit **200** also may include a first outlet pipe **204** and a second outlet pipe **206**. First outlet pipe **204** may be configured, in accordance with some embodiments, for flow communication with upstream inlet pipe **202** and an endpoint apparatus **2000**, thus providing a first flow pathway through supply unit **200**. Second outlet pipe **206** may be configured, in accordance with some embodiments, for flow communication with upstream inlet pipe **202** and a downstream discharge point (e.g., such as a stream), thus providing a second flow pathway through supply unit **200**. Second outlet pipe **206** may be configured, in accordance with some embodiments, to permit water to drain out (e.g., by gravity) from supply unit **200** when desired, thereby helping to prevent the water from freezing within supply unit **200** and causing damage thereto. Thus, second outlet pipe **206** may serve, in a general sense, as a drain pipe when there is no downstream demand for water (e.g., when an endpoint apparatus **2000**, such as snowmaking equipment, is not in use).

[0090] The dimensions (e.g., length; diameter/width), geometry, and material construction of each of inlet pipe **202**, first outlet pipe **204**, and second outlet pipe **206** of supply unit **200** may be customized, as desired for a given target application or end-use. In some embodiments, any of pipes **202**, **204**, **206** may be constructed, in part or in whole, from a polyvinylchloride (PVC) material or a stainless-steel material, among other options. Also, in some cases, any of pipes **202**, **204**, **206** optionally may be thermally insulated, in part or in whole.

[0091] Supply unit **200** further may include an adjustable diverter valve **208**. Diverter valve **208** may be configured, in accordance with some embodiments, to divert the flow of water through supply unit **200** from inlet pipe **202** through either (or both) outlet pipes **204**, **206**. To that end, diverter valve **208** may be disposed along the flow pathway from inlet pipe **202** to outlet pipes **204**, **206**, for instance, at a junction of outlet pipes **204**, **206**. In some embodiments, diverter valve **208** may be an adjustable flow valve. In some embodiments, diverter valve **208** may be actuated by an associated motor. In some embodiments, diverter valve **208** may be configured to be remotely controlled (e.g., may be radio-controlled via a given RF signal source). To that end, diverter valve **208** may be operatively coupled with an antenna (e.g., similar to antenna **118**, discussed above). As will be appreciated in light of this disclosure, providing for remote activation of diverter valve **208** may be beneficial, for instance, in cases where supply unit **200** may not be readily accessible given environmental conditions (e.g., in typical weather conditions prevalent in alpine ski areas).

[0092] If diverter valve **208** is adjusted to block off second outlet pipe **206** completely, then the water flowing through inlet pipe **202** may be routed through only first outlet pipe **204**. Thus, diverter valve **208** may be utilized to direct the flow of water to downstream endpoint apparatus **2000** whenever desired (e.g., when snowmaking via a given downstream endpoint apparatus **2000** is desired). If instead diverter valve **208** is adjusted to block off first outlet pipe **204** completely, then the water flowing through inlet pipe **206** may be routed through only second outlet pipe **206**. Thus, second outlet pipe **206** may serve, in a general sense, as a bypass or pass-through for water flowing through supply unit **200** from the upstream diverter unit(s) **100** to the downstream discharge point (e.g., stream).

[0093] In accordance with some embodiments, when there is a downstream demand for water (e.g., such as during snowmaking operations via endpoint apparatus **2000**), diverter valve **208** may be actuated, redirecting the water to first outlet pipe **204** and, in turn, to downstream endpoint apparatus **2000**. In accordance with some embodiments, when there is no longer a downstream demand for water, diverter valve **208** may be actuated, redirecting the water to second outlet pipe **206** and, in turn, to the downstream discharge point. In accordance with some embodiments, diverter valve **208** may be designed to fail in the position that seals off first outlet pipe **204**, thereby ensuring the

normal flow of the water through supply unit **200** will not be negatively impacted by failure of diverter valve **208**.

[0094] Supply unit **200** may include a regulator valve **210**. Regulator valve **210** may be configured, in accordance with some embodiments, to regulate the flow of water through supply unit **200**, as received from an upstream diverter unit **100**. To that end, regulator valve **210** may be disposed along the flow pathway from inlet pipe **202** to outlet pipes **204**, **206**, preferably upstream of a junction of outlet pipes **204**, **206**. In some embodiments, regulator valve **210** may be an adjustable flow valve. In some embodiments, regulator valve **210** may be an intake isolation valve. In some embodiments, regulator valve **210** may be actuated by an associated motor. In some embodiments, regulator valve **210** may be configured to be remotely controlled (e.g., may be radio-controlled via a given RF signal source). To that end, regulator valve **210** may be operatively coupled with an antenna (e.g., similar to antenna **118**, discussed above).

[0095] Supply unit **200** also may include a cooling element **212** (e.g., a heat exchanger). Cooling element **212** may be configured, in accordance with some embodiments, to cool the water passing through supply unit **200**, as received from an upstream diverter unit **100**, to a given target temperature. For instance, cooling element **212** may be configured, in accordance with some embodiments, to cool the water to a temperature suitable for snowmaking (e.g., via an endpoint apparatus **2000**, such as a snow gun/cannon or other snowmaking equipment). In an example case, cooling element **212** may be configured to reduce the temperature of the water flowing through supply unit **200** to just above freezing (e.g., within 5° F. above the freezing point of water at 32° F.). To such ends, in some embodiments, cooling element **212** may be (or otherwise may include) a series of radiator coils, of copper or other suitable thermally conductive material construction. In accordance with some embodiments, the coils of cooling element **212** may be sized to reduce the water temperature while simultaneously minimizing (or otherwise reducing) pressure loss. In accordance with some embodiments, the coils of cooling element **212** may be arranged in a manner that permits them to drain by gravity (e.g., passively drain) when not in use, thereby preventing (or otherwise reducing the likelihood) of water freezing therein. In some cases, the coils of cooling element **212** may be arranged substantially horizontally (e.g., within ±5° of horizontal).

[0096] In accordance with some embodiments, supply unit **200** may include instrumentation configured to measure any of a wide range of variables pertaining to the water flowing therethrough, including, for example, temperature, pressure, and flow, among others. To such ends, supply unit **200** optionally may include one or more appropriately configured sensors, such as any (or all) of the various sensors discussed above, for instance, with respect to diverter unit **100**. For instance, in accordance with some embodiments, supply unit **200** optionally may include any one, or combination, of a temperature sensor **128**, a pressure sensor **130**, and a flow sensor **132** disposed along the flow pathway(s) between inlet pipe **202** and outlet pipes **204**, **206**.

[0097] Supply unit **200** further may include a housing **214**. Housing **214** may be configured, in accordance with some embodiments, to protect the various constituent components of supply unit **200** by being substantially impermeable to water and debris. Also, the dimensions, geometry, and material construction of housing **214** may be customized, as desired for a given target application or end-use. In accordance with some embodiments, housing 214 may include one or more ventilation panels (e.g., louvers) thereon that are configured to be opened/closed to adjust the degree of cooling provided to the water flowing through diverter unit 100. In some instances, maximum cooling may be achieved, for instance, when all the ventilation panels are open.

[0098] Other suitable configurations for diverter unit 100 and supply unit 200, generally, or any of their respective constituent components will depend on a given target application or end-use and will be apparent in light of this disclosure. Also, it should be noted that the present disclosure is not intended to be limited only to a system 1000 including one or more diverter units 100 and one or more supply units 200, as in accordance with some other embodiments, system 1000 may employ additional and/or alternative water distribution means. For instance, consider FIG. 7, which is a block diagram illustrating an example implementation of a water distribution system 1000 configured in accordance with another embodiment of the present disclosure. As can be seen, system 1000 may include a water flow regulation unit 300 (discussed below) and a water supply unit 200. As previously noted, system 1000 may be configured to receive a volume of water from one or more upstream water sources and to distribute that water to one or more downstream destinations. Here, with flow regulation unit 300, system 1000 may be configured to receive water, for example, from a horizontal well tapping an aquifer in a mountain and collecting water via a perforated section of piping. For instance, consider FIG. 8, which illustrates an example installation of a flow regulation unit 300, in accordance with an embodiment of the present disclosure. As will be appreciated in light of this disclosure, the horizontal well may be configured as typically done, including a well casement pipe having a perforated section situated in an aquifer.

[0099] FIG. 9 illustrates a cross-sectional view of a flow regulation unit 300 configured in accordance with an embodiment of the present disclosure. As can be seen, flow regulation unit 300 includes a main body portion 302. Main body portion 302 may be configured, in accordance with some embodiments, as a pipe sized to be inserted within a well casement pipe of a horizontal well. In accordance with some embodiments, an upstream end 304 of main body portion 302 may be configured for flow communication with the upstream water source (via the horizontal well) and a downstream end 306 of main body portion 302 may be configured for flow communication with a downstream supply unit 200, thus providing a flow pathway through flow regulation unit 300. In some embodiments, downstream end 306 of main body portion 302 optionally may include an adaptor, flange, or other connector 307 of any suitable configuration for engaging inlet pipe 202 of supply unit 200, as will be apparent in light of this disclosure. The dimensions (e.g., length; diameter/width), geometry, and material construction of main body portion 302 of flow regulation unit 300 may be customized, as desired for a given target application or end-use. In some embodiments, main body portion 302 may be constructed, in part or in whole, from a polyvinylchloride (PVC) material or a stainless-steel material, among other options. Also, in some cases, main body portion 302 optionally may be thermally insulated, in part or in whole.

[0100] In accordance with some embodiments, the exterior of main body portion 302 may include one or more grooves defined therein and configured to receive and retain corresponding sealing feature(s) 308, such as a polymeric O-ring. Thus, when flow regulation unit 300 is inserted within a well casement pipe, sealing feature(s) 308 may provide a seal between the exterior of main body portion 302 and the interior of the well casement pipe, in accordance with some embodiments.

[0101] Flow regulation unit 300 also may include an electronics assembly 110 including various electronic elements, such as, for example, a controller 112, a power storage element 114, and a communication module 116, among others. FIG. 10 illustrates a cross-sectional view of an electronics assembly 110 of flow regulation unit 300 configured in accordance with an embodiment of the present disclosure. As can be seen, any (or all) of the constituent electronics of electronics assembly 110 optionally may be housed in a housing 111, which may be configured, in accordance with some embodiments, to protect the housed electronics by being substantially impermeable to water and debris and, optionally, thermally insulated, in part or in whole. Also, the dimensions, geometry, and material construction of housing 111 may be customized, as desired for a given target application or end-use. As will be appreciated in light of this disclosure, the flow of water at a temperature of about 50° F. or greater through flow regulation unit 300 may help to keep the electronic elements within temperature specifications for operation of flow regulation unit 300. As will be further appreciated, the communicative coupling illustrated via FIG. 5 (discussed above) in the context of diverter unit 100 may apply equally, in part or in whole, here in the context of flow regulation unit 300, in accordance with some embodiments.

[0102] Controller 112 may be configured to electronically control operation of one or more components of flow regulation unit 300. For instance, controller 112 may be configured, in accordance with some embodiments, to be operatively coupled with any (or all) of shutoff valve 124, power generation element 126, and a given sensor (e.g., such as a temperature sensor 128, a pressure sensor 130, and a flow sensor 132) to effectuate electronic control of the operation thereof. To such ends, controller 112 may host one or more control modules and may be programmed or otherwise configured to output one or more control signals that may be utilized in controlling the operation of a given element of flow regulation unit 300 operatively coupled therewith. In an example embodiment, controller 112 may be a microcontroller, which optionally may be RF networked. As will be appreciated in light of this disclosure, the description provided above, for instance, with respect to programming, encoding, and various modules of controller 112 of diverter unit 100 may apply equally, in part or in whole, here in the context of flow regulation unit 300, in accordance with some embodiments.

[0103] Power storage element 114 may be configured to supply a given target amount of electric power to any of the various components of flow regulation unit 300. To that end, power storage element 114 may be any suitable standard, custom, or proprietary power storage device, as will be apparent in light of this disclosure. In some embodiments, power storage element 114 may be a battery, which may be permanent or replaceable. In accordance with some embodiments, power storage element 114 may be configured to be operatively coupled with any (or all) of shutoff valve **124** (e.g., with a motor associated with such valve **124**, if optionally present) to provide electric power thereto, for instance, to cause such valve **124** to open or close, as desired. In accordance with some embodiments, power storage element **114** may be configured to be operatively coupled with a power generation element **126** such that electricity generated thereby may be used in charging power storage element **114**. In some embodiments, power storage element **114** optionally may include (or otherwise be operatively coupled with) a photovoltaic module (e.g., a solar cell) configured to convert light energy to electrical energy for storage by power storage element **114** or other use by flow regulation unit **300** (or system **1000** more generally). In some embodiments, power storage element **114** optionally may be operatively coupled with a wind turbine configured to convert wind energy to electrical energy for storage by power storage element **114** or other use by flow regulation unit **300** (or system **1000** more generally).

[0104] Communication module **116** may be configured as a transmitter, a receiver, or both (i.e., a transceiver). In some cases, communication module **116** may be separate and distinct from controller **112** (e.g., as generally shown in FIG. **5**), though in some other cases, communication module **116** may be a component of or otherwise integrated with controller **112**. Communication module **116** may be configured, in accordance with some embodiments, for either (or both) wired and wireless communication utilizing any one, or combination, of suitable communication means, such as RF signal, Wi-Fi signal, Bluetooth signal, Universal Serial Bus (USB), Ethernet, or FireWire, among others. In some embodiments, communication module **116** may be (or otherwise include) a wireless router configured to receive and/or transmit RF signals. Communication module **116** may be configured, in accordance with some embodiments, to receive signal(s) from an external source, such as a control device/interface, for example, which may be utilized in remotely operating flow regulation unit **300**, in part or in whole. To such ends, communication module **116** may be configured, in accordance with some embodiments, to be operatively coupled with an antenna **118** configured to transmit and/or receive one or more signals.

[0105] As noted above, flow regulation unit **300** also may include one or more antennas **118** configured to receive and/or transmit one or more RF signals or other signals. To such ends, a given antenna **118** may be any suitable standard, custom, or proprietary antenna device, as will be apparent in light of this disclosure, and may be directional or omnidirectional, as desired for a given target application or end-use. A given antenna **118** may be configured, in accordance with some embodiments, to be operatively coupled with communication module **116** to communicate with controller **112**. In an example embodiment, an antenna **118** may be configured to be attached to or otherwise disposed alongside a vent pipe **120** (discussed below) of flow regulation unit **300**.

[0106] In accordance with some embodiments, flow regulation unit **300** may include a vent pipe **120**. Vent pipe **120** may be configured, in accordance with some embodiments, to vent main body portion **302** to atmosphere, letting air in to displace the water so as to ensure that main body portion **302** drains when desired (e.g., when not in use). In some cases, vent pipe **120** may be configured to provide passive air venting. Vent pipe **120** may be disposed along the flow pathway within flow regulation unit **300**, preferably downstream of shutoff valve **124**. In accordance with some embodiments, main body portion **302** may be vented via vent pipe **120** to allow any water therein to drain out (e.g., by gravity), helping to prevent the water from freezing therein and causing damage to main body portion **302**, electronics assembly **110**, power generation element **126**, and any sensors **128**, **130**, **132**. The dimensions (e.g., length; diameter/width), geometry, and material construction of vent pipe **120** may be customized, as desired for a given target application or end-use. In some embodiments, vent pipe **120** may be constructed, in part or in whole, from a polyvinylchloride (PVC) material or a stainless-steel material, among other options. Also, as will be appreciated in light of this disclosure, in at least some cases, it may be desirable to ensure that vent pipe **120** is of sufficient length to prevent (or otherwise reduce the likelihood) of its being completely covered and blocked, for instance, by snow and ice.

[0107] In accordance with some embodiments, flow regulation unit **300** includes an adjustable shutoff valve **124**. Shutoff valve **124** may be configured, in accordance with some embodiments, to stop or otherwise regulate the flow of water through flow regulation unit **300**. To that end, shutoff valve **124** may be disposed along the flow pathway within main body portion **302**. In some embodiments, shutoff valve **124** may be actuated by an associated motor. In some embodiments, shutoff valve **124** may be configured to be remotely controlled (e.g., may be radio-controlled via a given RF signal source). To that end, shutoff valve **124** may be operatively coupled with an antenna **118** and controller **112**.

[0108] In accordance with some embodiments, flow regulation unit **300** may include a power generation element **126** disposed along its flow path. Power generation element **126** may be configured, in accordance with some embodiments, to generate electricity from the flow of water therethrough. To that end, power generation element **126** may be any suitable standard, custom, or proprietary turbine-based electricity generator, as will be apparent in light of this disclosure. In some cases, power generation element **126** may be, for instance, a DC microturbine generator configured to generate DC power. The electricity produced by power generation element **126** may be used to charge power storage element **114** and/or to power one or more components of flow regulation unit **300**, in accordance with some embodiments. In accordance with some embodiments, a given power generation element **126** may be configured to provide enough power to recharge power storage element **114** and, therefore, allow flow regulation unit **300** to operate remotely for an extended period (e.g., for an entire season ski season or longer).

[0109] In accordance with some embodiments, flow regulation unit **300** may include instrumentation configured to measure any of a wide range of variables pertaining to the water flowing therethrough, including, for example, temperature, pressure, and flow, among others. To such ends, flow regulation unit **300** optionally may include one or more appropriately configured sensors. For instance, in accordance with some embodiments, diverter unit **100** optionally may include any one, or combination, of a temperature sensor **128**, a pressure sensor **130**, and a flow sensor **132** disposed along the flow pathway within main body portion **302**. As will be appreciated in light of this disclosure, the description provided above, for instance, with respect to the various sensors **128**, **130**, **132** of diverter unit **100** may apply equally, in part or in whole, here in the context of flow regulation unit **300**, in accordance with some embodiments. A given sensor **128**, **130**, **132** may be configured, in accordance with some embodiments, to be operatively coupled with controller **112** (discussed above).

[0110] As variously described herein, one or more endpoint apparatuses **2000** may be configured to receive water provided from an upstream system **1000**, in accordance with some embodiments. As will be appreciated in light of this disclosure, any of a wide range of water-utilizing endpoint apparatuses can be envisioned for use with system **1000**. For instance, in accordance with some embodiments, a given endpoint apparatus **2000** may be a piece of snowmaking equipment, such as a snow gun/cannon, and system **1000** may be configured to distribute water thereto for snowmaking. In such cases, snow may be made by forcing water, as supplied by system **1000**, and (optionally) pressurized air through the snow gun/cannon.

[0111] In accordance with some embodiments, it may be desirable to include instrumentation configured to measure any of a wide range of variables pertaining to the water flowing out of supply unit **200**, including, for example, temperature and pressure, among others. To such ends, one or more appropriately configured gauges may be disposed along the flow path between supply unit **200** and endpoint apparatus **2000**. For instance, in accordance with some embodiments, either (or both) a temperature gauge **216** and a pressure gauge **218** may be disposed along the flow path between supply unit **200** and endpoint apparatus **2000**. A given gauge **216**, **218** may be any suitable standard, custom, or proprietary sensing/readout device, as will be apparent in light of this disclosure. A given gauge **216**, **218** may allow an operator to monitor the water being supplied to endpoint apparatus **2000**.

[0112] As will be appreciated in light of this disclosure, the pressure of the water exiting supply unit **200** and being delivered to endpoint apparatus **2000** will depend, at least in part, on the difference in elevation between diverter unit **100** and supply unit **200**. If the water pressure is insufficient for a given target application or end-use, then it may be desirable to provide means for increasing the water pressure by a given desired amount. To that end, a booster pump **220** optionally may be disposed along the flow path between supply unit **200** and endpoint apparatus **2000**, in accordance with some embodiments. Booster pump **220** may be any suitable standard, custom, or proprietary water pumping device, as will be apparent in light of this disclosure. In some instances, booster pump **220** may be AC-powered.

[0113] Installation and Networking

[0114] In accordance with some embodiments, system **1000** may be installed such that its water diverter unit **100** or flow regulation unit **300**, as the case may be, is situated at an elevation (with respect to its water supply unit **200**) that helps to ensure the water pressure at the inlet of power generation element **126** (e.g., in the case of a turbine generator) is within manufacturer specifications. If the pressure of the water leaving the upstream water collection system at the water source(s) is sufficiently high, then diverter unit **100** (or flow regulation unit **300**) may be installed at substantially the same elevation as the upstream collection system. If the water pressure is too low, however, then the target pressure may be achieved, for instance, by increasing the vertical drop between the collection system

and diverter unit **100** (or flow regulation unit **300**). If locating diverter unit **100**, for example, in this manner is not practical, then power generation element **126** optionally may be installed in piping at a downstream location, rather than within diverter unit **100** itself.

[0115] In accordance with some embodiments, diverter unit **100** (or flow regulation unit **300**) and supply unit **200** may be operatively coupled to provide flow communication therebetween using any suitable piping means, as will be apparent in light of this disclosure. In some instances, supply unit **200** may be disposed several hundred feet away from an upstream diverter unit **100** (or an upstream flow regulation unit **300**, as the case may be) and operatively coupled therewith via intervening piping means.

[0116] In accordance with some embodiments, multiple water distribution systems **1000**, as variously described herein, may be installed at a given site and provided with a given degree of network-like flow communication. For instance, consider FIG. **11**, which illustrates an example implementation of a distributed water-gathering network including a plurality of systems **1000** installed at a mountain, in accordance with an embodiment of the present disclosure. As can be seen here, a plurality of system **1000** installations may be networked together such that water collected from various water sources (e.g., springs, streams, aquifers, and/or horizontal wells) is aggregated for downstream use. The various constituent systems **1000** of the network may be arranged in parallel or series (or both) flow communication with one another, as desired.

[0117] In accordance with some embodiments, the amount of water diverted from each system **1000** installation may be controlled remotely via an RF network, as described herein. Moreover, in accordance with some embodiments, the various controllers and sensors of networked systems **1000** may be networked. Furthermore, in accordance with some embodiments, it may be possible to remotely monitor the operational status of the networked systems **1000**, in part or in whole. In this manner, each individual system **1000** installation may be operated within regulatory constraints.

[0118] In accordance with some embodiments, a network of systems **1000**, in the aggregate, may be configured to operate in a manner sufficient to provide water for snowmaking over an entire host mountain. During the snowmaking season, the gathered water may be aggregated and channeled to an array of downstream endpoint apparatuses **2000** (e.g., snowmaking equipment, such as snow guns/cannons).

[0119] The foregoing description of example embodiments has been presented for the purposes of illustration and description. It is not intended to be exhaustive or to limit the present disclosure to the precise forms disclosed. Many modifications and variations are possible in light of this disclosure. It is intended that the scope of the present disclosure be limited not by this detailed description. Future-filed applications claiming priority to this application may claim the disclosed subject matter in a different manner and generally may include any set of one or more limitations as variously disclosed or otherwise demonstrated herein.

What is claimed is:

1. A water diverter unit comprising:

a first inlet pipe configured to be in flow communication with a water source to receive water therefrom;

a first outlet pipe configured to be in flow communication with the first inlet pipe and a first downstream discharge point;

a second outlet pipe configured to be in flow communication with the first inlet pipe and a downstream endpoint apparatus configured to utilize the water;

a first diverter valve configured to direct the water between the first outlet pipe and the second outlet pipe, wherein the first diverter valve is motor-actuated and wirelessly controlled; and

an electronics assembly sealed within a first insulated housing disposed within the water diverter unit, the electronics assembly comprising:

a controller configured to control the first diverter valve in directing the water between the first outlet pipe and the second outlet pipe;

a power storage element configured to provide electric power to actuate the first diverter valve in directing the water between the first outlet pipe and the second outlet pipe; and

a communication module configured to receive a wireless signal and communicate with the controller in controlling the first diverter valve in directing the water between the first outlet pipe and the second outlet pipe; and

a local power generation element operatively coupled with the power storage element and configured to generate electricity to be stored by the power storage element.

2. The water diverter unit of claim 1, further comprising at least one of:

a temperature sensor disposed within a flow pathway of the first inlet pipe;

a pressure sensor disposed within a flow pathway of the first inlet pipe; and

at least one flow sensor disposed within at least one of:

a flow pathway of the first inlet pipe; and

a flow pathway of the second outlet pipe.

3. The water diverter unit of claim 1, wherein:

the power storage element is a battery; and

the power generation element comprises a turbine generator disposed within a flow pathway of one of the first inlet pipe or the first outlet pipe and configured to generate electricity.

4. The water diverter unit of claim 1, further comprising an adjustable shutoff valve disposed within a flow pathway of the first inlet pipe.

5. The water diverter unit of claim 1, further comprising a vent pipe configured to vent at least one of the first outlet pipe and the second outlet pipe to atmosphere.

6. The water diverter unit of claim 5, further comprising an adjustable shutoff valve disposed within a flow pathway of the vent pipe.

7. The water diverter unit of claim 1, further comprising a second insulated housing configured to house:

at least a portion of each of the first inlet pipe, the first outlet pipe, and the second outlet pipe;

the first diverter valve; and

the electronics assembly.

8. The water diverter unit of claim 1, wherein the water source is situated at a mountain and comprises at least one of a spring, a stream, an aquifer, and a horizontal well.

9. The water diverter unit of claim 1, wherein the water source is at a location that experiences freezing environmental conditions.

10. The water diverter unit of claim 1, wherein the downstream endpoint apparatus comprises a piece of snow-making equipment.

11. A water distribution system comprising:

the water diverter unit of claim 1; and

a water supply unit comprising:

a second inlet pipe configured to be in flow communication with the second outlet pipe of the water diverter unit to receive water therefrom;

a third outlet pipe configured to be in flow communication with the second inlet pipe and the downstream endpoint apparatus;

a fourth outlet pipe configured to be in flow communication with the second inlet pipe and either the first downstream discharge point or a second downstream discharge point; and

a second diverter valve configured to direct the water between the third outlet pipe and the fourth outlet pipe.

12. The water distribution system of claim 11, wherein the water supply unit further comprises a cooling element configured to reduce a temperature of the water upstream of the downstream endpoint apparatus.

13. The water distribution system of claim 12, wherein the cooling element comprises a series of radiator coils.

14. The water distribution system of claim 11, wherein the water supply unit further comprises a third housing configured to house:

at least a portion of each of the second inlet pipe, the third outlet pipe, and the fourth outlet pipe;

the second diverter valve; and

the cooling element.

15. The water distribution system of claim 14, wherein the third housing includes at least one ventilation panel configured to be opened and closed to adjust a degree of cooling provided to the water within the water supply unit.

16. A water flow regulation unit comprising:

a main body portion configured to be:

disposed within a well casement pipe of a horizontal well to receive water collected by the horizontal well from a water source; and

in flow communication with a downstream endpoint apparatus configured to utilize the water;

a shutoff valve disposed within a flow pathway of the main body portion and configured to stop up a flow of the water within the main body portion, wherein the shutoff valve is motor-actuated and wirelessly controlled; and

an electronics assembly sealed within a first insulated housing disposed within the main body portion, the electronics assembly comprising:

a controller configured to control the shutoff valve in stopping up the flow of water within the main body portion;

a power storage element configured to provide electric power to actuate the shutoff valve in stopping up the flow of water within the main body portion; and

a communication module configured to receive a wireless signal and communicate with the controller in controlling the shutoff valve in stopping up the flow of water within the main body portion; and a local power generation element operatively coupled with the power storage element and configured to generate electricity to be stored by the power storage element.

17. The water flow regulation unit of claim **16**, wherein the main body portion has at least one groove defined along an exterior thereof and configured to receive at least one sealing feature.

18. The water flow regulation unit of claim **17**, wherein the at least one sealing feature is an O-ring.

19. The water flow regulation unit of claim **16**, further comprising at least one of a temperature sensor, a pressure sensor, and a flow sensor disposed within a flow pathway of the main body portion.

20. The water flow regulation unit of claim **16**, wherein:

the power storage element is a battery; and

the power generation element comprises a turbine generator disposed within a flow pathway of the main body portion and configured to generate electricity.

21. The water flow regulation unit of claim **16**, further comprising a vent pipe configured to vent the main body portion to atmosphere.

22. The water flow regulation unit of claim **21**, further comprising an adjustable shutoff valve disposed within a flow pathway of the vent pipe.

23. The water flow regulation unit of claim **16**, wherein the downstream endpoint apparatus comprises a piece of snowmaking equipment.

24. A water distribution system comprising:

the water flow regulation unit of claim **16**; and

a water supply unit comprising:

an inlet pipe configured to be in flow communication with the main body portion of the water flow regulation unit to receive water therefrom;

a first outlet pipe configured to be in flow communication with the inlet pipe and the downstream endpoint apparatus;

a second outlet pipe configured to be in flow communication with the inlet pipe and a downstream discharge point; and

a diverter valve configured to direct the water between the first outlet pipe and the second outlet pipe.

25. The water distribution system of claim **24**, wherein the water supply unit further comprises:

a cooling element configured to reduce a temperature of the water upstream of the downstream discharge point, the cooling element comprising a series of radiator coils; and

a second housing including at least one ventilation panel configured to be opened and closed to adjust a degree of cooling provided to the water within the water supply unit, wherein the second housing is configured to house:

at least a portion of each of the inlet pipe, the first outlet pipe, and the second outlet pipe;

the diverter valve; and

the cooling element.

26. A method of distributing water in freezing environmental conditions without utilizing AC power, the method comprising:

receiving water from a water source located in the freezing environmental conditions; and

delivering a controlled volume of the water to either:

a downstream endpoint apparatus configured to utilize the controlled volume of water when there is a demand for the water by the downstream endpoint apparatus; or

a downstream discharge point when there is no demand for the water by the downstream endpoint apparatus;

wherein delivering the controlled volume of water to either the downstream endpoint apparatus or the downstream discharge point involves diverting the water via a wirelessly controlled diverter valve configured to be powered by a power storage element operatively coupled with a power generation element disposed within a flow path leading to the downstream discharge point.

27. The method of claim **26**, wherein:

the power storage element is a battery; and

the power generation element comprises a turbine generator.

28. The method of claim **26**, wherein prior to delivering the controlled volume of water to the downstream endpoint apparatus, the method further comprises:

reducing a temperature of the water.

29. The method of claim **28**, wherein the downstream endpoint apparatus comprises a piece of snowmaking equipment.

30. The method of claim **26**, wherein the water source is situated at a mountain and comprises at least one of a spring, a stream, an aquifer, and a horizontal well.

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EXHIBIT F: Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

The Renewable Snowmaking Company
305 Commercial Street
Portland, ME 04101

Ladies and Gentlemen:

The undersigned understands that The Renewable Snowmaking Company, a corporation organized under the laws of Delaware (the "Company"), is offering up to $1,070,000.00 of Shares of Common Stock (the "Securities") at a price per share of $10.00 in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated December 3, 2021 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. New York time on September 1, 2022, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by North Capital Private Securities (the "Escrow Agent") from the undersigned by wire transfer of immediately available funds or other means approved by the Company at least two (2) days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company and verified by Vertalo, Inc. (the "Transfer Agent"), which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations, Warranties and Covenants of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.
i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.
i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, InfraShares Funding Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, InfraShares Funding Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, InfraShares Funding Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, InfraShares Funding Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.
i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

f) Drag-Along Right

i. <u>Drag-Along Right</u>. Pursuant to the Company's bylaws, the undersigned agrees and acknowledges that in the event that the holders of more than fifty percent (50%) of the outstanding voting shares of the Company (the "Dragging Stockholders") approve in writing a Sale of the Company (as defined below), or division of the Company, specifying that Article 7 of the Company's bylaws shall apply to such transaction, and if such Sale of the Company has been approved by the Company's Board of Directors, then the undersigned agrees as follows:

(a) if such transaction requires stockholder approval, with respect to the Securities that the undersigned owns or over which the undersigned otherwise exercises voting power, then the undersigned agrees to vote (in person, by proxy or by action by written consent, as applicable) all Securities held by the undersigned in favor of such Sale of the Company (together with any related amendment to the Company's Certificate of Incorporation required in order to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(b) if such transaction is a stock sale, then the undersigned agrees to sell the same proportion of Securities beneficially held by the undersigned as is being sold by the Dragging Stockholders (including all Securities owned by the undersigned) to the person or entity to whom the Dragging Stockholders propose to sell their shares, and, except as permitted in subclause ii below, on the same terms and conditions as the Dragging Stockholders;

(c) to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Dragging Stockholders in order to carry out the terms and provision of this Section 6.f or Article 7 of the Company's bylaws, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents;

(d) not to deposit, and to cause its affiliates not to deposit, except as provided in this Subscription Agreement or the Company's bylaws, any Securities owned by the undersigned or its affiliate in a voting trust or subject any such Securities to any arrangement or agreement with respect to the voting of such Securities, unless specifically requested to do so by the acquirer in connection with the Sale of the Company;

(e) to refrain from exercising any dissenters' rights or rights of appraisal or any similar rights under applicable law at any time with respect to such Sale of the Company;

(f) if the consideration to be paid in exchange for the Securities pursuant to this section includes any securities, and due receipt thereof by any stockholder would require under applicable law (A) the registration or qualification of such securities, or of any person as a broker or dealer or agent with respect to such securities, or (B) the provision to any stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, then the Company may cause to be paid to the undersigned in lieu thereof, against surrender of the Securities which would have otherwise been sold by the undersigned, an amount in cash equal to the fair value (as determined in good faith by the Company) of the securities which the undersigned would otherwise receive as of the date of the issuance of such securities in exchange for the Securities; and

(g) if the undersigned fails to comply with the terms of this Section 6.f or Article VII of the Company's bylaws, the undersigned shall indemnify and hold the Company and the other stockholders harmless from any loss, liability, cost or expense (including reasonable attorneys' fees) in enforcing the terms of this Section 6.f or Article VII of the Company's bylaws or otherwise arising from or relating to any such failure to comply.

ii. <u>Exceptions</u>. Notwithstanding the foregoing, the undersigned will not be required to comply with Section 6.f.i above in connection with any Sale of the Company unless:

(a) the undersigned shall not be liable for the inaccuracy of any representation or warranty made by any other person in connection with such proposed Sale of the Company, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders);

(b) the undersigned's liability shall be limited to the amount of consideration actually paid to the undersigned in connection with such proposed Sale of the Company, except with respect to claims related to fraud or willful breach or misrepresentation by the undersigned, the liability for which need not be limited as to the undersigned;

(c) upon the consummation of such proposed Sale of the Company each holder of the Company's Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their Shares of Common Stock; and

(d) subject to subclause (c) above, requiring the same form of consideration to be available to the holders of any single class or series of the Company's capital stock, if any holders of any capital stock of the Company are given an option as to the form and amount of consideration to be received as a result of such proposed Sale of the Company, all holders of such capital stock will be given the same option.

iii. <u>Sale of the Company</u>. For purposes of this Subscription Agreement, a sale of the Company means a liquidation, dissolution, or winding-up of the Company and also means and includes (a) the acquisition of the Company by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger, or consolidation), that results in the transfer of fifty percent (50%) or more of the outstanding voting power of the Company; or (b) a merger or consolidation in which the Company is a constituent party; (c) a sale or other transfer, howsoever effected, whether by sale of assets, equity, lease, license, or otherwise of all or substantially all of the business of the Company; or (d) a transaction or series of related transactions in which a person or group of related persons acquired from stockholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in the State of Delaware, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	305 Commercial Street Portland, ME 04101 E-mail: Pareto@ReNewSnow.Ski Attention: Vittorio Pareto, Chairman and CEO
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this _____ of _____, 202_.

PURCHASER:
_____ Print Name of Subscriber (Individual or Entity) _____ Signature _____ Title (if Subscriber is an Entity) _____ Type of Entity (*e.g., corporation, estate, trust,* *partnership, limited liability company, etc.*) _____ Street Address _____ City, State, Zip _____ Telephone Number _____ Facsimile Number _____ Social Security Number/FEIN _____ Email Proposed Subscription Amount: $ _____

TO BE COMPLETED BY THE COMPANY:
ACCEPTED: **THE RENEWABLE SNOWMAKING COMPANY** By: _____ Name: Title: Effective Date: _____ Accepted Subscription Amount: $ _____ Securities to be issued: _____Shares of Common Stock.